UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

PERRIGO COMPANY PLC

(Name of Subject Company)

PERRIGO COMPANY PLC

(Name of Persons Filing Statement)

Ordinary shares, par value €0.001 per share

(Title of Class of Securities)

G97822103

(CUSIP Number of Class of Securities)

Todd W. Kingma

Executive Vice President, General Counsel and Secretary

Perrigo Company plc

515 Eastern Avenue

Allegan, Michigan 49010

Telephone: (269) 686-1941

(Name, address, and telephone number of persons authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Andrew R. Brownstein, Esq.

Igor Kirman, Esq.

Victor Goldfeld, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Telephone: (212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

LETTER FROM YOUR PRESIDENT, CHIEF EXECUTIVE OFFICER AND CHAIRMAN

Treasury Building

Lower Grand Canal Street

Dublin D02 XN96

Ireland

September 17, 2015

Dear Perrigo Shareholder,

You recently received a request from Mylan N.V. (“Mylan”) to tender your shares of Perrigo Company plc (“Perrigo”) to Mylan in support of its unsolicited offer to acquire Perrigo. On behalf of the Perrigo Board of Directors, I strongly urge you to protect your investment in Perrigo and NOT tender your shares into Mylan’s inadequate offer.

Our Board of Directors has repeatedly rejected Mylan’s offer because it substantially undervalues our Company and does not adequately compensate shareholders for our exceptional standalone growth prospects. Our standalone strategy has rewarded Perrigo shareholders with a Total Shareholder Return of over 970% since 2007, which we have achieved through a balanced contribution of organic and inorganic growth. In that time period we have successfully integrated 27 acquisitions with trailing 12-month net sales of more than $3.2 billion, all while maintaining our relentless focus on return on invested capital. Simply stated, Perrigo has an outstanding track record of value creation and our future is bright.

Mylan’s offer not only fails to reflect Perrigo’s outstanding track record of value creation, it also undervalues our compelling prospects for continued growth and sustainable, long-term shareholder value through the execution of our ‘Base Plus Plus Plus’ strategy:

•	Base: We expect our durable global base business, with consumer-facing products comprising approximately 75% of net sales, coupled with $1 billion in new product launches over the next three years (not including additional launches from the Branded Consumer Healthcare segment), to realize an organic net sales compound annual growth rate (“CAGR”) goal of 5-10%;

•	Base: We continue to build upon our recently acquired pan-European branded consumer healthcare platform and have completed three acquisitions in the past four months that were each immediately accretive to earnings per share (“EPS”), demonstrating our unique positioning to capitalize on the growing $30 billion European OTC market opportunity;

•	Plus: We expect significant upside from more than $29 billion in future prescription to over-the-counter (“OTC”) switches;

•	Plus: We expect substantial upside from attractive M&A opportunities as we remain fully committed to pursuing our deep pipeline of attractive global acquisition candidates; and

•	Plus: Additional upside from Tysabri® through an increasing royalty rate associated with potential new indications for additional treatments.

After consideration of Mylan’s offer, our Board of Directors unanimously concluded that the offer substantially undervalues the strength of Perrigo’s business, operations, and future growth opportunities. We are confident in our 5-10% three-year organic revenue CAGR goal, as executed historically, and we expect to meet our financial targets in the years to come, creating value for you well in excess of Mylan’s offer, and with less risk.

Mylan’s failure to account for Perrigo’s standalone growth prospects is not the only reason you should not tender your shares into Mylan’s inadequate offer. Rather than create value, Mylan’s financially unattractive offer would expose you, as a valued Perrigo shareholder, to:

•	A deal that, by Mylan’s own admission, is dilutive to Mylan’s adjusted EPS for at least three years even if Mylan’s synergy estimates are fully realized. Current Wall Street consensus forecasts estimate substantial double-digit dilution in year one;

•	An overly optimistic synergy target of at least $800 million, which we believe is challenging when factoring in the limited operational similarities between the two companies and Perrigo’s already lean business model. If these targets are missed, then the deal will become even more financially unattractive and further dilutive to adjusted EPS; and

•	A meager “premium” that does not come close to adequately compensating shareholders for the strength of Perrigo’s business and the risk of value destruction and is the lowest premium to unaffected price of any biopharmaceutical transaction of more than $5 billion since the start of 2012.

In addition, Mylan’s business model would create significant financial risks and uncertainties for Perrigo shareholders who tender into the offer. Approximately two-thirds of Mylan’s proposed consideration consists of Mylan stock, which we believe will face negative pressures going forward:

•	Mylan’s inferior 2016-2019 expected net sales growth profile of approximately 4% and historical average P/E multiple of 10.6x would be a significant drag on Perrigo’s superior expected organic net sales growth goal of 5-10% and historical three-year average P/E multiple of 20.2x;

•	Mylan has significant concentration risk — its largest individual product, EpiPen®, which accounted for approximately 13% of revenues in 2014 and is estimated to account for more than 20% of Mylan’s adjusted EPS, is expected to encounter generic competition in calendar 2015;

•	Approximately 20% of Mylan’s 2014 revenues were derived from its declining “Established Pharmaceuticals Division” assets — assets which generated a revenue CAGR of negative 9.4% between 2011 and 2014; and

•	Substantial shareholder overhang in Mylan’s stock from Abbott Laboratories (“Abbott”) and Teva Pharmaceutical Industries Ltd. (“Teva”), as well as a significant number of short-term, event-driven investors, who will likely seek to quickly liquidate their investment, placing meaningful downward pressure on Mylan’s equity price in the market.

Mylan would destroy even more shareholder value if it does not acquire 80% of Perrigo’s Ordinary Shares — a possibility that Mylan introduced when it reduced the threshold acceptance condition from 80% to 50%+. We believe that Mylan’s inability to reach the 80% threshold would have profound adverse consequences, including causing it to fall short of its own synergy promises, on a transaction that was already expected to be dilutive to Mylan adjusted EPS for at least three years.

Further, there would be adverse change of control consequences and risks under various commercial, debt and equity plans if Mylan succeeds in acquiring 50%+ of Perrigo — risks that Mylan has chosen to downplay or ignore.

Finally, Mylan’s pursuit of Perrigo “at all costs” highlights a number of extraordinarily troubling corporate governance values, which would further erode Perrigo’s premium valuation in the marketplace and should give investors pause before placing their trust in the Mylan Board and management team. Mylan has a track record of operating against the best interests of shareholders. It has already gone so far as to threaten to delist Perrigo shares if it gains control of Perrigo, despite having no stated business purpose and without even the pretense of deliberations by a future Perrigo board to consider Perrigo’s best interests. We believe this threat is a scare tactic, and shows how little regard Mylan has for being a steward for shareholder interests.

ii

Mylan flaunted its “bullet proof” anti-takeover defenses in response to the recent offer by Teva to acquire Mylan, contributing to the destruction of approximately $14 billion in potential shareholder value creation and preventing shareholders from receiving a 48% acquisition premium. We believe that these anti-takeover measures and precedent of exceptionally shareholder-unfriendly behaviors speak volumes about the likelihood of Mylan shareholders ever realizing a takeover premium. By contrast, Perrigo is proud of its commitment to shareholder value creation and sound corporate governance; we are not opposed to any deal, just a bad deal.

The Perrigo Board unanimously believes that Mylan’s offer substantially undervalues the Company’s current cash flows, business and financial platforms and future growth opportunities. It presents clear risks and would result in value destruction for shareholders, including forcing them into a “corporate governance prison” with extreme anti-shareholder provisions. The Perrigo Board is not alone in its belief that this transaction would be detrimental to shareholders, and numerous third parties, including leading proxy advisors, sell-side analysts, and credit ratings agencies have questioned the economic logic of this transaction.

For all of these reasons, which are discussed in greater detail in this document, your Board strongly and unequivocally recommends that you take NO ACTION with regard to Mylan’s offer. We encourage shareholders to refer to Perrigo’s website for ongoing updates concerning Mylan’s offer at http://www.perrigo.com/StandaloneValue.

Take No Action

Morgan Stanley is acting as independent financial advisor to the Perrigo Board in relation to the offer for the purposes of Rule 3 of the Irish Takeover Rules.

The Perrigo Board, based on its own assessment and the advice of Morgan Stanley, believes that Mylan’s offer fundamentally undervalues Perrigo. In providing advice to the Perrigo Board, Morgan Stanley has taken into account the commercial assessments of the Perrigo Board.

Accordingly, the Perrigo Board unanimously, and without reservation, recommends that you JUST SAY NO by taking no action. You should not sign any document or form of acceptance which Mylan or its advisors send to you. The members of the Perrigo Board do not intend to accept Mylan’s offer in respect of their own beneficial shareholdings.

Yours sincerely,

Joseph C. Papa

President, Chief Executive Officer and Chairman

iii

1

Item 1.	Subject Company Information

Name and Address

This Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, this “Statement”) relates to Perrigo Company plc, an Irish public limited company (“Perrigo” or the “Company”), whose principal executive offices are located at Treasury Building, Lower Grand Canal Street, Dublin D02 XN96, Ireland. Perrigo’s telephone number at this address is +353 1 7094002.

Securities

The title of the class of equity securities to which this Statement relates is Perrigo’s ordinary shares, par value €0.001 per share (“Perrigo Ordinary Shares”). As of September 11, 2015, there were 146,379,803 Perrigo Ordinary Shares outstanding.

Item 2.	Identity and Background of Filing Person

Name and Address

The name, business address, and business telephone number of Perrigo, which is the subject company and the person filing this Statement, are set forth in Item 1 above. Perrigo’s website address is www.perrigo.com. The information on Perrigo’s website should not be considered a part of this Statement.

Offer

This Statement relates to the unsolicited offer by Mylan N.V., a Dutch public limited liability corporation (“Mylan”), to exchange each issued and outstanding Perrigo Ordinary Share for 2.3 of the ordinary shares, par value €0.01 per share, of Mylan (the “Mylan Ordinary Shares”), and $75.00 of cash (together with the 2.3 Mylan Ordinary Shares, the “Offer Consideration”), as disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”) filed by Mylan with the Securities and Exchange Commission (the “SEC”) on September 14, 2015. Holders of Perrigo Ordinary Shares whose shares are exchanged in the exchange offer will receive cash in lieu of any fractional Mylan Ordinary Shares to which they would otherwise be entitled. The exchange offer is being made on the terms and subject to the conditions set forth in the Prospectus/Offer to Exchange dated September 14, 2015 and the related Letter of Transmittal. On May 5, 2015, Mylan also filed with the SEC a Registration Statement on Form S-4 (as amended, the “Form S-4”) in relation to the securities to be issued in connection with the exchange offer. The exchange offer and the value of the consideration offered thereby, together with all of the terms and conditions applicable to the exchange offer, is referred to in this Statement as the “Offer.” According to the Schedule TO, the Offer will expire at 8:00 a.m., New York City time, on November 13, 2015, unless Mylan extends or earlier terminates the Offer.

Mylan has stated that the purpose of the Offer is to acquire control of, and ultimately the entire equity interest in, Perrigo. Mylan has indicated that, if the Offer becomes or is declared wholly unconditional and if — despite Mylan’s lowering of the Offer’s acceptance condition from 80% to greater than 50% — acceptances are received in respect of at least 80% of the Perrigo Ordinary Shares, Mylan intends to apply the provisions of Sections 456 to 460 of the Companies Act of 2014 of Ireland, to acquire compulsorily any outstanding Perrigo shares not acquired or agreed to be acquired pursuant to the Offer (the “Compulsory Acquisition”). On August 13, 2015, Mylan announced that it formally lowered the acceptance condition for its Offer from not less than 80% of Perrigo Ordinary Shares to greater than 50% of Perrigo Ordinary Shares. Mylan would not be able to avail itself of the Compulsory Acquisition process in Ireland unless and until it received, pursuant to the Offer, acceptances in respect of at least 80% of Perrigo Ordinary Shares within four months of the commencement of the Offer.

The Offer is subject to numerous conditions, which are described in Annex A attached hereto.

The Schedule TO states that the principal executive offices of Mylan are located at Building 4, Trident Place, Mosquito Way, Hatfield, Hertfordshire, AL10 9UL United Kingdom and that the telephone number of its principal executive offices is +44 (0) 1707 853 000.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Except as described in this Statement or in the excerpts from Perrigo’s Preliminary Proxy Statement on Schedule 14A, dated and filed with the SEC on September 11, 2015 (the “Proxy Statement”), relating to the Perrigo 2015 Annual General Meeting, which excerpts are filed as Exhibit (e)(1) to this Statement and incorporated herein by reference, as of the date of this Statement there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between Perrigo or any of its affiliates, on the one hand, and (i) Perrigo or any of its executive officers, directors, or affiliates, or (ii) Mylan or any of its executive officers, directors, or affiliates, on the other hand. Exhibit (e)(1) is incorporated herein by reference and includes the following sections from the Proxy Statement: “Certain Relationships and Related-Party Transactions,” “Ownership of Perrigo Ordinary Shares — Directors, Nominees and Executive Officers,” “Equity Compensation Plan Information,” “Remuneration Committee Report,” “Executive Compensation” and “Director Compensation.” Any information contained in the pages from the Proxy Statement incorporated by reference herein shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Relationship with Mylan

As of September 11, 2015, Perrigo and its affiliates beneficially owned 5,705 Mylan Ordinary Shares, representing less than one percent of the outstanding Mylan Ordinary Shares.

In the spring of 2014, Mr. Papa and Robert J. Coury, Executive Chairman of Mylan, had a few informal and very high level discussions regarding the possibility of a combination between Perrigo and Mylan. The last of these conversations occurred in early June 2014. At that time, the parties were unable to come to terms on a non-disclosure agreement or basic organizational issues. No discussion related to valuation or the substantive terms of a potential agreement occurred, and the conversations did not lead to an agreement to engage in further or more detailed discussions. See Item 4. — Solicitation or Recommendation — Background of the Offer and Reasons for Recommendation — Background of the Offer”.

Consideration Payable Pursuant to the Offer

See “Item 8. Additional Information — Consideration Payable Pursuant to the Offer” for information regarding the Perrigo Ordinary Shares and equity-based awards held by non-employee directors and executive officers of Perrigo.

Other Potential Payments Upon Change in Control

See “Item 8. Additional Information — Information Regarding Specified Compensation” for information regarding the potential payments upon a change in control of Perrigo to its named executive officers. In addition to the named executive officers (other than Joseph C. Papa), the seven other executive officers of Perrigo are also eligible for benefits under the severance policy described therein at the same level as the named executive officers (other than Mr. Papa).

Non-Employee Directors’ Compensation

See “Item 8. Additional Information — Non-Employee Directors’ Compensation” for information regarding the compensation of Perrigo’s Non-Employee Directors.

Indemnification of Directors and Officers

See “Item 8. Additional Information — Indemnification of Directors and Officers” for information regarding the indemnity arrangements of Perrigo’s directors and executive officers.

Item 4.	The Solicitation or Recommendation

Solicitation/Recommendation

After careful consideration, including review of the terms and conditions of the Offer in consultation with Perrigo’s financial and outside legal advisors, the Perrigo Board has unanimously determined that the Offer is not in the best interests of Perrigo’s shareholders. Accordingly, for the reasons described in more detail below, the Perrigo Board strongly and unanimously recommends that Perrigo’s shareholders reject the Offer and NOT tender any of their Perrigo Ordinary Shares to Mylan pursuant to the Offer. Please see “—Reasons for Recommendation” below for further detail.

If you have tendered any of your Perrigo Ordinary Shares, you can withdraw them. For assistance in withdrawing your Perrigo Ordinary Shares, you can contact your broker or Perrigo’s information agent, MacKenzie Partners, Inc., at the address and phone number below:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, NY 10016

Shareholders Call Toll-Free: (800) 322-2885

International Callers: (212) 929-5500

Email: PRGO@mackenziepartners.com

A copy of the press release relating to the recommendation of the Perrigo Board that Perrigo’s shareholders reject the Offer and not tender any of their Perrigo Ordinary Shares to Mylan pursuant to the Offer is filed as Exhibit (a)(1) hereto and is incorporated herein by reference.

Background of the Offer and Reasons for Recommendation

Background of the Offer

In the spring of 2014, Joseph C. Papa, President, Chief Executive Officer and Chairman of Perrigo, and Robert J. Coury, Executive Chairman of Mylan, had a few informal and very high level discussions regarding the possibility of a combination between Perrigo and Mylan. The last of these conversations occurred in early June 2014. At that time, the parties were unable to come to terms on a non-disclosure agreement or basic organizational issues. No discussion related to valuation or the substantive terms of a potential agreement occurred, and the conversations did not lead to an agreement to engage in further or more detailed discussions.

On July 13, 2014, Mylan Inc., the predecessor of Mylan, entered into an agreement with Abbott Laboratories that provided for the acquisition by Mylan of Mylan Inc. and Abbott’s non-U.S. developed markets specialty and branded generics business and the reorganization of the Mylan group in the Netherlands (the “Mylan-Abbott Transaction”). The Mylan-Abbott Transaction was consummated on February 27, 2015.

On March 10, 2015, Mylan’s share price closed at $55.305. Over the course of the day on March 11, several media outlets commented on rumors that Teva was planning to make an unsolicited proposal to acquire Mylan. On March 11, Mylan’s share price increased 6.7%, to a closing price of $59.00, while the S&P 500 fell 0.2%. The next day, Investor’s Business Daily wrote an article reflecting on the prior day’s trading activity entitled “Mylan Climbs on Talk of Sale.”

On March 30, 2015, Perrigo completed its previously announced acquisition of Omega Pharma in a cash and equity transaction valued at approximately €3.8 billion. Perrigo announced that it expected the transaction to be immediately accretive and between $0.10 and $0.20 accretive in fiscal 2015 adjusted earnings per share after adjusting for amortization, transaction and financing costs. In its press release, Perrigo explained that the transaction was beneficial for a number of reasons, including advancing Perrigo’s international growth strategy, strengthening its product portfolio while enhancing scale and distribution, expanding international management capabilities, and enhancing Perrigo’s financial profile through diversified revenue and cash flow streams.

On March 31, 2015, Mylan priced a secondary offering in which Abbott sold 35 million of the Mylan shares it acquired in the Mylan-Abbott Transaction at a price of $58.35 per share. The offering closed on April 6, 2015. On April 7, 2015, the underwriters of the offering delivered notice of their exercise of an option to purchase an additional 5.25 million shares. The sale of additional shares was completed on April 10, 2015.

On April 3, 2015, Mylan, absent approval from its shareholders, entered into a call option agreement (the “Call Option Agreement”) with Stichting Preferred Shares Mylan, a Dutch foundation (the “Foundation”). Pursuant to the Call Option Agreement, Mylan granted the Foundation a call option allowing the Foundation to acquire from time to time, at an exercise price of €0.01 per share, Mylan preferred shares up to a maximum number at any time equal to the total number of Mylan Ordinary Shares issued at such time. As a result, the Foundation could, at any time and for consideration of €0.01 per share, acquire securities representing up to 50% of the total voting power of Mylan.

On April 6, 2015, Mr. Coury telephoned Mr. Papa and on behalf of Mylan made an unsolicited proposal to acquire all of the outstanding Perrigo Ordinary Shares for $205 per Perrigo Ordinary Share in an unspecified combination of cash and stock consideration (the “Initial Proposal”). Mr. Coury also delivered a letter to Mr. Papa, which described the purported benefits of the transaction.

Later on April 6, 2015, Mr. Coury again telephoned Mr. Papa. During the conversation, Mr. Coury requested a meeting with Mr. Papa to discuss a potential acquisition of Perrigo by Mylan, which Mr. Papa declined.

On April 8, 2015, Mylan issued a press release publicly announcing the Initial Proposal. Just prior to the announcement, Mr. Coury made a telephone call to Mr. Papa indicating that the press release would be issued.

Later on April 8, 2015, Perrigo issued a press release confirming that it had received the Initial Proposal and announcing that the Perrigo Board would meet to discuss the Initial Proposal and would make a further announcement when appropriate.

On April 11, 2015 the Perrigo Board had a telephonic meeting to receive an update on Mylan’s unsolicited proposal. Members of Perrigo’s management, as well as representatives from Morgan Stanley, Perrigo’s financial advisor, Wachtell, Lipton, Rosen & Katz and A&L Goodbody, Perrigo’s legal advisors, FTI Consulting Inc., Perrigo’s strategic communications advisors and Sard Verbinnen & Co, Perrigo’s public relations advisor, were present at the meeting.

Between April 11 and April 12, 2015, Mr. Papa and Mr. Coury exchanged e-mail correspondence, in which Mr. Coury requested to speak by telephone. Mr. Papa informed Mr. Coury that, consistent with the requirements of Perrigo’s Irish domicile, Mr. Papa was in the process of reviewing Mylan’s expression of interest with the Perrigo Board and Perrigo would be in a position to respond when the Perrigo Board deliberations were complete.

On April 13, 2015, Mylan filed a notification with the U.S. Federal Trade Commission (“FTC”) and the Department of Justice indicating its intent to acquire 50% or more, and up to 100% of, the Perrigo Ordinary Shares, pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR Act”). That same day, Mylan issued a press release announcing that it had provided Perrigo with notice of this filing.

On April 17, 2015, in response to additional speculation that Teva would make a bid for Mylan, Mylan issued a press release in which Mr. Coury addressed the market rumors. In the press release, Mr. Coury publicly rejected the potential Teva bid before it had been made.

On April 20, 2015, the Perrigo Board held a special meeting to further discuss and evaluate the Initial Proposal with its advisors. At the meeting, the Perrigo Board unanimously rejected the Initial Proposal, concluding after a comprehensive review, conducted in consultation with certain members of its management and financial and legal advisors, that the Initial Proposal substantially undervalued Perrigo and was not in the best interests of Perrigo and its shareholders.

On April 21, 2015, Teva announced a proposal to acquire all outstanding shares of Mylan in a transaction composed of 50% cash and 50% stock valued at $82 per Mylan share (the “Teva Proposal”). Teva’s news release described its proposal, which would provide Mylan stockholders with a 37.7% premium to Mylan’s stock price on April 7, the last date prior to its Perrigo proposal being made public; and a 48.3% premium to Mylan’s stock price on March 10, the last date prior to widespread public rumors of a potential bid by Teva for Mylan.

Also on April 21, 2015, Perrigo announced that the Perrigo Board had unanimously rejected the Initial Proposal. In its press release, Perrigo provided further details of the key factors that informed the determination, including that:

•	“The Proposal substantially undervalues Perrigo’s differentiated global business, including the Company’s leading market position in key franchises, global distribution platform, and proven expertise in product development and supply chain management;

•	“The Proposal would deny Perrigo shareholders the full benefits of Perrigo’s durable competitive position and compelling growth strategy, which is reflected in the Company’s three-year organic net sales compound annual growth rate (CAGR) goal for calendar 2014 to 2017 of 5-10%;

•	“The Proposal does not take into account the full benefits of the Omega Pharma acquisition, which closed on March 30, 2015, including additional value to be derived from synergies and increased global presence; and

•	“The Proposal does not take into account Perrigo’s innovative new product pipeline, which is expected to generate nearly $1 billion in net sales over the next three years, excluding sizable upside from potential new indications for Tysabri®.”

On April 22, 2015, Teva filed a notification with the FTC and the Department of Justice indicating its intent to acquire Mylan, pursuant to HSR requirements.

On April 24, 2015, before the Mylan board of directors had met to discuss and evaluate the Teva Proposal, Mylan issued a public announcement of a firm intention to make an offer pursuant to Rule 2.5 of the Irish Takeover Rules. Under the terms of this unsolicited offer (“Mylan’s April 24 Offer”), Perrigo shareholders would receive $60 cash and 2.2 Mylan Ordinary Shares for each Perrigo Ordinary Share, subject to various conditions and terms. Perrigo shareholders would own approximately 38.2% of the outstanding Mylan Ordinary Shares on a fully diluted basis under the terms of Mylan’s April 24 Offer. Mylan further stated that it expected the combination to result in at least $800 million of annual pre-tax operational synergies by the end of year four following an acquisition.

On April 24, 2015, Perrigo issued a press release rejecting Mylan’s April 24 Offer and noted that the offer’s value was $181.67, given the unaffected price of $55.305 per Mylan share on March 10, 2015. The offer was lower than the initial proposal of $205 per ordinary share, which the Perrigo Board had already concluded significantly undervalued Perrigo and its future growth prospects.

On April 27, 2015, Mylan publicly rejected the Teva Proposal. Following this rejection, Teva reiterated its commitment to the proposal under the previously offered terms of $82 per share in an April 27, 2015 press release and April 29, 2015 letter from Mr. Vigodman to Mr. Coury.

On April 27, 2015, Mr. Papa received a letter from Mr. Coury requesting a meeting with Mr. Papa. Mr. Papa responded by explaining that the Perrigo Board had already considered Mylan’s unsolicited offer and that Perrigo did not see any reason for a meeting at that time.

On April 28 and 29, 2015, Perrigo held a regularly scheduled board meeting in Dublin, Ireland, attended by certain members of Perrigo’s management, as well as Perrigo’s legal and financial advisors, to discuss various corporate matters, including Mylan’s unsolicited offer.

On April 29, 2015, Mylan revised its offer to acquire the outstanding shares of Perrigo to $75 in cash and 2.3 Mylan Ordinary Shares for each Perrigo Ordinary Share.

Later on April 29, 2015, Perrigo issued a press release rejecting the Offer, noting that the Offer’s value was $202.20 based on Mylan’s unaffected March 10, 2015 price, which was lower than the initial proposal of $205 per ordinary share and which the Perrigo Board had already concluded significantly undervalued Perrigo and its future growth prospects.

On May 5, 2015, Mylan filed a registration statement on Form S-4 in anticipation of commencing an exchange offer based on the terms of the Offer. On May 6, 2015, Mylan filed a preliminary proxy statement on Schedule 14A in anticipation of the extraordinary general meeting of Mylan shareholders to authorize the Perrigo transaction and the related share issuance.

On May 12, 2015, Mr. Papa received a text message from Heather Bresch, Chief Executive Officer of Mylan, requesting to speak about Mylan’s unsolicited offer. Mr. Papa responded indicating that the Perrigo Board had fully considered the Offer and that its response had been made public. Following Mr. Papa’s presentation at the Bank of America Merrill Lynch Health Care Conference, Ms. Bresch approached Mr. Papa and had a brief discussion with him in which she requested a meeting. No meeting resulted from that request, beyond that conversation.

On June 9, 2015, Mr. Coury sent a text message to Mr. Papa requesting a meeting. Mr. Papa responded that the Perrigo Board had already considered Mylan’s unsolicited offer and that Perrigo did not see any reason for a meeting at that time.

On June 12, 2015, a representative of Goldman Sachs, Mylan’s financial advisor, called a representative of Morgan Stanley, Perrigo’s financial advisor, requesting a meeting to discuss the Offer. On June 13, 2015, the representative of Morgan Stanley responded via e-mail that the Perrigo Board had already considered Mylan’s unsolicited offer and that Perrigo did not see any reason for a meeting at that time.

On June 16, 2015, Abbott, holder of 14.2% of Mylan’s shares, issued a press release announcing that it would vote to approve the share issuance for the Perrigo transaction at Mylan’s upcoming extraordinary general meeting.

On July 6, 2015, Mylan distributed an investor presentation arguing, among other things, that Teva had “no clear path” to an acquisition of Mylan. In particular, the presentation emphasized a number of takeover defenses that Mylan planned to use to prevent the Teva Proposal from being consummated.

On July 23, 2015, the Foundation exercised the option for more than 488 million Mylan preferred shares. As a result, the Foundation holds 50% of the outstanding share capital and 50% of the voting power of Mylan. The Foundation issued a press release indicating that it planned to “level the playing field” in response to Teva’s 4.6% voting stake by voting in favor of the Perrigo transaction at the upcoming meeting of Mylan shareholders.

On July 27, 2015, Teva announced that it had agreed to purchase the generic drug unit of Allergan plc for approximately $40.5 billion. As a result, Teva stated that it was withdrawing its proposal to acquire Mylan.

During the trading day following the Teva-Allergan announcement, Mylan shares fell by more than 14.5% from a closing price of $65.94 on the prior trading day to a closing price of $56.37. On March 10, 2015, the last date before widespread public rumors of a Teva bid for Mylan surfaced, the closing price of Mylan shares was $55.305.

Also on July 27, 2015, Mylan announced that the extraordinary general meeting of its shareholders to vote to authorize the Perrigo transaction and the related share issuance would be held on August 28, 2015.

On August 13, 2015, Mylan publicly announced that it would reduce its minimum threshold acceptance condition from 80% of Perrigo’s outstanding shares to a bare majority of Perrigo’s outstanding shares — 50% plus one share.

On August 16, 2015, Mr. Papa received an e-mail from Mr. Coury requesting a meeting with Mr. Papa and the Perrigo Board. On August 17, 2015, Mr. Papa responded that the Perrigo Board had fully considered Mylan’s unsolicited offer and invitations to meet, and that it unanimously believed that the current offer was not a basis for discussion.

On August 28, 2015, Mylan shareholders authorized the Perrigo transaction and the related share issuance at its extraordinary general meeting. Approximately 51% of Mylan’s outstanding ordinary shares, representing 66% of the votes cast, voted in favor of the transaction.

On September 8, 2015, Mylan issued a press release announcing that it would commence the Offer on September 14, 2015. The press release included a letter from Mr. Coury addressed to Mr. Papa. On September 10, 2015, Perrigo issued a press release including a letter from Mr. Papa responding to Mr. Coury’s letter.

On September 14, 2015, Mylan filed a Schedule TO, commencing the Offer. Also on September 14, 2015, a registration statement on Form S-3 was filed, at Abbott’s request, to allow Abbott to sell up to 69.75 million Mylan Ordinary Shares, representing Abbott’s entire remaining stake and approximately 14.2% of Mylan’s Ordinary Shares outstanding.

On September 16, 2015, the Perrigo Board held a special meeting to evaluate the formal terms of the Offer with its advisors. At the meeting, Morgan Stanley rendered its oral opinion, which was subsequently confirmed in writing on September 16, 2015, to the Perrigo Board to the effect that, as of such date, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in its written opinion, the consideration proposed to be received by the holders of Perrigo Ordinary Shares (other than Mylan and its affiliates) pursuant to the Offer was inadequate from a financial point of view to such holders of Perrigo Ordinary Shares. Morgan Stanley’s opinion was not intended to, and does not, constitute advice or a recommendation as to whether or not any holder of Perrigo Ordinary Shares should tender such shares in connection with the Offer or take any other action with respect to the potential transactions to be effected pursuant to the Offer or the Offer. After a comprehensive review, conducted in consultation with certain members of its management and financial and legal advisors, the Perrigo Board unanimously determined that the Offer substantially undervalued Perrigo and was not in the best interests of Perrigo and its shareholders.

On September 17, 2015, Perrigo filed this Statement.

Reasons for Recommendation

The Perrigo Board has unanimously concluded that the Offer is not in the best interests of Perrigo and its shareholders. Accordingly, the Board strongly advises shareholders to reject the Offer and not tender their Perrigo Ordinary Shares.

In reaching this conclusion and in making its recommendation, the Perrigo Board consulted with its financial and legal advisors and management and took into account numerous factors, including but not limited to the reasons summarized in the Chairman’s letter above, and further described below.

(I) The Offer substantially undervalues Perrigo.

The Perrigo Board believes the Offer is grossly inadequate, offers a meager premium and does not reflect the strength of Perrigo’s business base, operations, and future growth opportunities. Perrigo’s standalone strategy has rewarded Perrigo shareholders with a total shareholder return of over 970% from the beginning of fiscal 2007, which Perrigo has achieved through a balanced contribution of organic and inorganic growth. In that time period Perrigo has successfully integrated 27 acquisitions with trailing twelve month net sales of more than $3.2 billion, all while maintaining relentless focus on return on invested capital. Simply stated, Perrigo has an outstanding track record of value creation, and a bright future as a durable, standalone company.

Mylan’s offer not only does not reflect Perrigo’s outstanding track record of value creation, it also undervalues Perrigo’s compelling prospects for continued growth and sustainable, long-term shareholder value through the execution of its ‘Base Plus Plus Plus’ strategy, which consists of the following elements:

•	Base: the durable global base business built on the Consumer Healthcare, Rx, and Specialty Science segments and innovative new product pipeline;

•	Base: the recently acquired Branded Consumer Healthcare segment comprised of Perrigo’s pan-European branded consumer platform, which is well-positioned to benefit from the attractive and growing European OTC market;

•	Plus: the opportunity to capitalize on future Rx-to-OTC switches;

•	Plus: the multiplier effect of an expansive pipeline of attractive global acquisition candidates; and

•	Plus: the additional upside from Tysabri® through an increasing royalty rate associated with potential new indications for additional treatments.

The Perrigo Board is confident that through the strength of Perrigo’s base business and its promising inorganic growth opportunities, Perrigo is poised to deliver value well in excess of Mylan’s meager offer.

A. The Offer does not account for Perrigo’s differentiated global business, including its leading market position in key franchises, global consumer platform and proven expertise in product development and supply chain management.

•	Perrigo’s base business has strategic advantages. Perrigo’s unique value proposition is embodied in its ability to consistently deliver “Quality Affordable Healthcare Products®” through outstanding execution from its employees across the globe. The Company’s extensive consumer-facing portfolio, comprised of products with significant competitive advantages that constitute approximately 75% of total net sales, enables its durable competitive position in the marketplace as a proven partner for all retailers. Perrigo is a clear leader in store brand OTC pharmaceuticals in the U.S. and branded OTC pharmaceuticals in Europe, offering customers a unique retail approach through the support of a highly complex and integrated supply chain. The Company pairs its strengths of a leading manufacturer of quality pharmaceutical products and a fast-moving consumer goods company to provide retailers ‘turn-key’ offerings to enable custom packaging, promotion and inventory management. The Perrigo Board believes this leadership position represents a competitive advantage and supports Perrigo’s base business.

•	Perrigo has demonstrated a reliable ability to grow organically. Perrigo has grown organic net sales at a 6% CAGR since fiscal 2008, and the Perrigo Board expects that by continuing its leading market position, Perrigo’s durable global base business will continue this trend and realize an organic net sales CAGR goal of 5-10% over the next three years.

•	Perrigo has a strong track record of operational success. Perrigo’s excellent operational performance is exemplified by strong financial results. From fiscal 2008 to fiscal 2015, Perrigo grew its net sales from $1.7B to $4.6B, its adjusted gross margin from 31.1% to 46.5%, its adjusted operating margin from 13.8% to 28.5%, and its cash flow from operations from $248M to $1,198M. Perrigo’s focus on gross and operating margin expansion has yielded a 5-year CAGR of 15% in net sales, 31% in operating cash flow and 10% in adjusted operating margin.

•	Perrigo’s innovative new product pipeline drives exceptional returns. Over the next three years, Perrigo’s new product launches are expected to generate $1 billion in net sales (not including new product launches from the Branded Consumer Healthcare segment). Perrigo’s Rx segment possesses the best pipeline in Perrigo’s history with greater than 30 product opportunities through calendar 2017, representing approximately $3.5 billion in brand sales.

•	Perrigo’s recent European acquisitions give it a unique global consumer platform to capitalize on growth opportunities. Perrigo’s recent acquisitions are the latest in a long line of seamless and accretive transactions that have helped drive Perrigo’s growth. With its March 30, 2015 closing of the acquisition of Omega Pharma, Perrigo expanded its global presence, becoming a top five global OTC company by revenue. The Omega Pharma acquisition is accretive to Perrigo’s organic growth profile and creates additional value derived from anticipated synergies of more than $125 million in adjusted gross profit in 2019 and from increased global scale. It adds market-leading brands and over 3,000 new products to Perrigo’s diversified portfolio, while promoting strategic engagement with winning customers and unique relationships with 211,000 pharmacists, 105,000 retail stores, and 3,900 para-pharmacies.

The benefits of increased global scale are already evident. In the past four months, Perrigo has built on its newly-acquired pan-European consumer platform, seamlessly bolting-on three accretive transactions, including the acquisitions of several market leading brands from GlaxoSmithKline PLC as well as leading German dietary supplement Yokebe. These acquisitions will leverage the global commercial infrastructure and distinctive brand building capabilities of Omega Pharma and Perrigo, and demonstrate Perrigo’s unique positioning to capitalize on the growing $30 billion European OTC market opportunity.

•	Perrigo has a significant commitment to important facilities throughout the world. Perrigo has an extensive global footprint and is committed to research and development and other activities in facilities throughout the world. For example, approximately 1,200 Perrigo employees making up almost 13% of Perrigo’s workforce are based in Israel.

B. The Offer does not adequately compensate Perrigo shareholders for the significant upside of expected future prescription-to-OTC (“Rx-to-OTC”) switches and compelling prescription growth opportunities.

Perrigo’s proprietary long-term growth estimates include a greater than $29 billion market opportunity in potential Rx-to-OTC switches. Perrigo has a strong history of success with past Rx-to-OTC switches, allowing the company to increase consumer access to “Quality Affordable Healthcare Products®”.

C. The Offer does not reflect the benefits of Perrigo’s proven ability to generate value through identifying, executing and integrating attractive M&A opportunities.

Perrigo is fully committed to pursuing its strong pipeline of attractive global acquisition candidates, and its track record proves that it can successfully identify, execute and integrate strategic acquisitions. Perrigo currently has the deepest pipeline in its history, with opportunities to leverage its global footprint to expand its reach across geographies, markets and products.

D. The Offer undervalues the additional upside of potential new indications for Tysabri®.

Perrigo’s Specialty Sciences segment includes royalties from the branded drug Tysabri®, which is approved for the treatment of Multiple Sclerosis and Crohn’s disease and marketed by Biogen Inc. Perrigo receives an 18% royalty on the first $2 billion in global net sales of Tysabri® and a 25% royalty on global net sales above

$2 billion. Notable opportunities for Tysabri® include an increasing royalty rate as global net sales of Tysabri® approach $2 billion, favorable market dynamics, and sizeable upside from potential new indications for additional treatments including but not limited to Secondary Progressive Multiple Sclerosis, with Phase III data expected in calendar year 2015.

(II) The Offer is value destructive and the purported benefits are illusory.

The Offer represents the lowest premium to unaffected price of any biopharmaceutical transaction of more than $5 billion in aggregate value since the start of 2012. The Perrigo Board believes that this meager premium does not adequately compensate Perrigo shareholders for the strength of Perrigo’s durable business and the value destructive risks caused by the Offer.

A. The Offer will be dilutive to Mylan’s adjusted EPS.

Even by Mylan’s own estimates, it would take four years for the full amount of purported synergies to be realized, and the transaction would not be accretive to Mylan’s adjusted EPS until the fourth year after closing. Based on consensus net income estimates of Wall Street analysts for both companies and market rates for the permanent debt expected to be raised in connection with the transaction, the dilution in the first year would be in the double digits.

B. Mylan’s $800 million synergy target is overly optimistic.

The Perrigo Board believes that it will be challenging for Mylan to achieve its full synergy target. After accounting for the limited operational similarities between the two companies’ products, customers and distribution channels and Perrigo’s lean and efficient production and distribution model, the Perrigo Board believes that Mylan will face substantial difficulties in realizing its projected $800 million of synergies by the end of year four, if at all. If these synergy targets are missed, then the deal will be even more dilutive to adjusted EPS and more financially unattractive.

C. The change of control consequences of the Offer create significant risks.

•	The Offer creates significant potential negative synergies. Supply agreements for products representing approximately $1 billion of net sales, or approximately 20% of Perrigo’s total net sales, contain change of control provisions that give the third-party supplier the option to terminate the relationship upon a change of control of Perrigo. If the Offer were consummated, these suppliers would have the option to exercise these termination rights, creating substantial uncertainty around the combined company’s supplier relationships and potential retail supply disruption. Moreover, any divestitures that Mylan makes in connection with the transaction could result in even greater revenue loss.

•	The Offer creates risks under Perrigo’s debt. Perrigo has approximately $515 million of outstanding term loans and a $1 billion revolving credit facility that each have an event of default for changes of control that would be triggered upon Mylan’s acquisition of more than 50% of Perrigo’s equity in the Offer. The occurrence of this event of default would give Perrigo’s term lenders the right to immediately accelerate and declare due and payable all of such outstanding term loans. It would also cause an event of default under the revolving credit facility.

In addition, an aggregate principal amount of approximately $3,900 million of Perrigo’s outstanding senior notes (as of June 27, 2015) contains change of control provisions that would be triggered if (1) Mylan were to acquire a majority of Perrigo and (2) Perrigo’s notes were to suffer a rating downgrade to a level below investment grade from both Moody’s and Standard & Poor’s Rating Services. If these provisions were triggered, Perrigo would be required to commence a change of control offer to repurchase the notes at 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest.

These consequences could place substantial liquidity demands on Perrigo, and Mylan has nowhere sought to quantify the impact of these risks.

(III) Mylan’s business model and prospects create significant risks and uncertainties for Perrigo shareholders.

Approximately two-thirds of Mylan’s proposed consideration consists of Mylan shares, which the Perrigo Board believes will face negative pressure going forward. In fact, Mylan’s largest shareholder, Abbott, has expressed its views of Mylan’s future by registering all of its shares for sale.

If the Offer were consummated, then Perrigo shareholders would own a significant stake in a slower-growth and riskier business, resulting in multiple contraction for the combined company relative to Perrigo and reduced value for Perrigo shareholders.

A. A combination with Mylan will negatively affect Perrigo’s superior growth profile and valuation.

Mylan’s growth profile has historically been inferior to Perrigo’s. From the fiscal year ending December 2008 through the fiscal year ending December 2014, Mylan’s adjusted revenue has grown at a CAGR of just 8.7%, a substantially lower rate than Perrigo’s 15.3% over the fiscal year ending June 2008 through the fiscal year ending June 2014. Consensus Wall Street forecasts suggest that analysts expect this trend to continue. Over the next four years, Wall Street consensus estimates are that Mylan’s revenue and operating income will have CAGRs of just 4.1% and 5.6%. Consensus estimates for Perrigo significantly outpace those for Mylan, with revenue growth at a 6.5% CAGR and operating income at an 8.5% CAGR.

Mylan’s adjusted EPS multiples have also been consistently inferior to Perrigo’s. Mylan’s historical three-year average share price to next twelve months adjusted EPS multiple is 10.6x, barely more than half of Perrigo’s 20.2x. Perrigo has earned its premium valuation based on the strength of its high growth, durable businesses, leading market position, high quality products, proven management track record and significant face to consumers. The Perrigo Board believes that if the Offer were consummated, then Perrigo shareholders would own a significant stake in a slower-growth and riskier business, resulting in multiple contraction for the combined company relative to Perrigo and reduced value for Perrigo shareholders. In short, the Perrigo Board believes that Mylan’s inferior growth profile and valuation would drag down what Perrigo stands to achieve on its own.

B. Mylan’s business faces significant concentration, growth, competitive and regulatory risks.

The Perrigo Board believes that Mylan’s business model faces substantial uncertainty due to a variety of risks. For example:

•	Mylan has significant concentration risk — its largest individual product, EpiPen®, which accounts for approximately 13% of revenues in 2014 and is estimated to account for more than 20% of Mylan’s adjusted EPS, is expected to encounter generic competition in calendar 2015.

•	As a result of Mylan’s acquisition of Abbott’s Established Products portfolio, approximately 20% of its 2014 revenues were derived from a portfolio of products that declined at a CAGR of 9.4% between 2011 and 2014. Since these assets were declining at almost 10% in the hands of a well-run organization like Abbott, the Perrigo Board believes that this precipitous decrease will only continue in the hands of Mylan, with negative consequences for the combined company.

•

Compared to Perrigo’s extensive new product pipeline which includes $1 billion in new product launches expected over the next three years, excluding the Branded Consumer Healthcare segment, the Perrigo Board believes that Mylan’s future growth largely depends on two key new generic product launches: Copaxone®, and Advair®. The risks of this concentrated strategy are already apparent, as a competing generic version of Copaxone® has been launched into the market, thereby limiting potential net sales to Mylan. The Perrigo Board believes that there are substantial product concentration risks with respect to Mylan’s pipeline.

•	Mylan faces intensifying regulatory and safety concerns at its production facilities. On August 6, 2015, the U.S. Food and Drug Administration (“FDA”) issued a warning letter to Mylan concerning safety violations at three of its Indian production facilities. The FDA concluded that these violations were recurrent and longstanding, and according to at least one media report, some industry observers have expressed surprise that these significant violations have not warranted an import alert or ban to the U.S.

C. Mylan’s share price faces substantial downward pressure because Mylan has large shareholders expected to liquidate their investments in the short-term.

As a result of the Mylan-Abbott Transaction, Abbott acquired approximately 22% of Mylan’s ordinary shares. After selling down a portion of its position, Abbott still owns approximately 14.2% of Mylan’s Ordinary Shares. Abbott CEO Miles White publicly stated on July 22, 2015 that “We [Abbott] don’t have [an] intention long-term of being shareholders in Mylan,” and Abbott is following through on this intention: a registration statement has been filed at Abbott’s request to allow Abbott to sell all its Mylan shares. Similarly, as part of its strategy to acquire Mylan, Teva owns 4.6% of Mylan’s shares. Now that Teva has agreed to acquire Allergan’s generics business, the Perrigo Board believes it is highly unlikely that Teva will continue to hold Mylan shares and that Abbott and Teva, who between them control 18.8% of Mylan’s shares, will look to sell their Mylan shares in the near future. This is in addition to the Mylan shares likely to be sold by a significant number of short-term, event-driven investors. The Perrigo Board believes that this overhang would add substantial downward pressure to Mylan’s equity price in the market, reducing the value of the consideration Perrigo shareholders will receive.

(IV) The acquisition will destroy even more shareholder value if Mylan does not acquire 80% of the Perrigo Ordinary Shares.

Mylan would destroy even more shareholder value if it does not acquire 80% of Perrigo’s Ordinary Shares — a possibility that Mylan introduced when it reduced the acceptance threshold from 80% to 50%+. The Perrigo Board believes that Mylan’s inability to reach the 80% threshold would have profound adverse consequences with a potentially disastrous impact to debt and equity holders of both companies.

A. The Perrigo Board believes that Mylan will not have a rational path to a full acquisition of Perrigo.

If Mylan consummates the Offer (including a subsequent offer period) without having received acceptances in respect of 80% of outstanding Perrigo Ordinary Shares, the Perrigo Board believes Mylan will face difficulty in acquiring full ownership of Perrigo. In that case, Mylan will not be able to acquire 100% control of Perrigo pursuant to the Compulsory Acquisition process described in the Offer. While Mylan will need to entice a supermajority of those remaining Perrigo shareholders to tender their shares in order to take advantage of the Compulsory Acquisition process, the Perrigo Board believes Mylan will be unsuccessful because:

•	Mylan cannot make an improved offer for the remaining Perrigo shares for a full 6 months after the Offer becomes unconditional;

•	Irish law restricts Mylan from acquiring any of the remaining shares in that 6-month period at a price higher than the Offer or on terms more favorable than the terms of the Offer;

•	any future offer for the remaining shares will require acceptances of 80% of the shares of the non-Mylan holders, representing a majority in number of such shareholders (i.e., shares acquired by Mylan in the open market or otherwise would not count towards the 80% threshold); and

•	a scheme of arrangement would require approval by 75% of non-Mylan shares voting, representing a majority in number of such shareholders (i.e., shares acquired by Mylan in the open market or otherwise would not count towards the 75% threshold).

In fact, Mylan itself has stated that if it does not receive acceptances in respect of 80% of the outstanding Perrigo Ordinary Shares in the Offer, it “will evaluate whether it will seek to acquire the remaining portion of Perrigo Ordinary Shares or whether it will operate Perrigo as a controlled subsidiary (with or without public float) for the foreseeable future.”

The Perrigo Board believes that not only does this difficult path lead to adverse financial and operational consequences, it is indicative of a value-destructive management style. Mylan’s willingness to risk the negative consequences of closing the Offer without being able to fully acquire Perrigo further demonstrates Mylan’s reckless disregard for shareholder value.

B. The promised synergy realization will fail.

Mylan’s synergy claims are not credible.

The Perrigo Board believes that Mylan cannot achieve the same synergies on the same timeline if it closes the Offer and fails to reach the 80% threshold. While Mylan would like shareholders to believe it can achieve the exact same synergies regardless of whether Perrigo is a 100%-owned subsidiary with no minority shareholders or a controlled subsidiary with minority shareholders, this is simply not credible, as evidenced by the assessments of numerous third-party observers, discussed below.

Though Mylan has sought to analogize to its experience acquiring Matrix Laboratories Limited — a company in which Mylan made a sub-$1 billion investment with target board support and which was governed by Indian law — the Perrigo Board does not believe the situation is analogous. The Perrigo Board believes that Irish company law is protective of minority shareholders, to whom fiduciary duties would be owed by the board of Perrigo, including through support for arm’s length dealing and the ability to bring oppression actions. Mylan would also be constrained by Irish legal prohibitions against financial assistance by a company for the purchase of its own shares, and requirements as to distributions. The Perrigo Board believes that integrating a small-supply chain focused acquisition in India is not comparable to, and orders of magnitude less complex than, the potential integration of Perrigo under the Irish legal regime.

The Perrigo Board believes that the value of any expected synergies to Perrigo shareholders who receive Mylan shares pursuant to the Offer would be even further diminished if Mylan does not control 100% of Perrigo because the value of such synergies would not accrue entirely to Mylan, but would rather have to be allocated between Mylan and Perrigo. Mylan itself has stated in its proxy statement that “Mylan shareholders may not realize the full financial benefits of operational synergies as certain of these financial benefits may be shared by the minority shareholders of Perrigo.”

The Perrigo Board’s assessment of synergies is echoed by several third parties and by Mylan itself.

The Perrigo Board is not alone in believing that Mylan’s consummation of the Offer without having received acceptances in respect of 80% of the outstanding Perrigo Ordinary Shares would destroy value. Following the reduction of the acceptance condition, several third parties have expressed similar views:

•	Moody’s worsened its assessment of Mylan. As it stated in its August 15, 2015 report entitled “Mylan’s Lowered Acceptance Condition on Perrigo Offer is Credit Negative,” the lowering of the acceptance condition “raises the possibility of a long, drawn out process that could continue indefinitely,” and there are “questions about how the two companies could be integrated and if Mylan would be able to fully realize the synergies that it believes could be achieved with the combination of the two companies.” Moody’s also noted that if the change of control provisions in Perrigo’s debt were triggered, “Mylan would then need to raise more debt in order to complete the transaction, potentially raising its overall cost of financing.”

•	Institutional Shareholder Services (“ISS”), in recommending on August 14, 2015 that Mylan shareholders vote against the transaction, noted that failure to reach the 80% threshold “could complicate [Mylan’s] ability to completely integrate the target company, make full use of the combined company’s free cash flow, etc.”

•	Proxy Mosaic, in its August 18, 2015 report, echoed these sentiments by describing the scenario where Mylan acquires more than 50% but less than 80% of Perrigo as “a situation where [Mylan] cannot effectuate even the most basic synergies, such as getting rid of duplicative corporate staff, manufacturing rationalization, pooling of cash, or intra-company transactions.” Proxy Mosaic described the “prospect of having a roughly $30 billion company as a majority-owned ‘vassal state’ subsidiary would completely undermine the strategic benefits of the acquisition.”

Even Mylan itself has stated that “depending on the percentage of outstanding Perrigo ordinary shares acquired, it may take longer and be more difficult to complete any post-closing restructuring, and the full amount of the expected operational and other synergies identified for Mylan may not be obtained or may only be obtained over a longer period of time.”

C. Mylan has threatened to delist Perrigo shares from the NYSE and TASE without any stated business justification.

Mylan has threatened to voluntarily delist Perrigo shares from the NYSE and TASE after taking control of the Perrigo Board if it closes the Offer but fails to reach the 80% threshold. The Perrigo Board believes that such action would likely have serious legal ramifications and that this thinly veiled threat is nothing more than a tactic intended to coerce Perrigo shareholders into tendering into the Offer by instilling fear of the consequences of not tendering.

D. Mylan has failed to disclose its plans for Perrigo.

Mylan has publicly stated that “it has not yet formulated detailed plans for realizing operational synergies” if it closes the Offer below 80%. The Perrigo Board believes that this near complete lack of disclosure regarding plans with respect to Perrigo, its management, employees and assets (other than its intent to take over the Perrigo Board) causes Perrigo’s shareholders to be faced with the coercive and unacceptable choice between tendering their shares in connection with an unsolicited offer that substantially undervalues Perrigo or confronting the unknown consequences of remaining shareholders in a company controlled by Mylan.

E. Closing the Offer below 80% will have additional adverse consequences.

In addition to the adverse consequences discussed above, the Perrigo Board believes that closing the offer below 80% will have the following consequences:

•	Production Costs. The Perrigo Board believes that Mylan would be limited in its ability to achieve synergies through vertical integration and manufacturing rationalization or combining sales infrastructure, as Perrigo would continue to operate as a separate company with minority shareholders to whom fiduciary duties would be owed.

•	Arm’s Length Transaction Requirements. Transactions between Mylan and Perrigo would effectively have to occur on an arm’s length basis in order for Mylan to satisfy its fiduciary obligations to the minority Perrigo shareholders. Therefore, Mylan would have to pay Perrigo full market prices to get the benefit of any cost or other advantages Perrigo may have relative to other market participants.

•	Tax Grouping. Holding less than 75% of Perrigo means that Mylan and Perrigo would not be grouped for certain Irish tax purposes which could, for example, limit the ability of Mylan to transfer assets across the group without triggering charges to Irish capital gains tax.

•	Compensation Expenses. Because vesting of all of Perrigo’s outstanding stock options and restricted stock units would accelerate upon consummation of the Offer due to “change in control” provisions in Perrigo’s equity-based compensation plans, the ongoing compensation arrangements for Perrigo employees would fail to meet market standards. Thus, to keep key Perrigo employees, Perrigo would have to grant additional equity compensation awards.

(V) Mylan’s governance values undermine shareholders’ rights and would further erode Perrigo’s premium valuation.

The Perrigo Board has major concerns with respect to Mylan’s corporate governance and management style and believes that Mylan’s track record of operating against the best interests of shareholders causes Mylan to trade with what at least one analyst has labeled a “corporate governance discount”. The Perrigo Board agrees with a third-party expert’s assessment that Mylan’s anti-takeover measures and precedent of exceptionally shareholder-unfriendly behaviors make it unlikely that Mylan shareholders will ever realize the value creation potential of a takeover premium. By contrast, Perrigo is committed to the interests of its shareholders and is not opposed to any deal that creates shareholder value.

A. Mylan’s response to the Teva proposal indicates how its management abuses its governance structure at the expense of shareholders.

The Perrigo Board believes that Mylan’s flaunting of its anti-takeover defenses in a response to Teva’s recent offer to acquire Mylan evidences the harmful practical effects of Mylan’s governance structure. By putting stakeholders ahead of shareholders, Mylan’s management contributed to the destruction of approximately $14 billion in potential shareholder value creation and prevented shareholders from receiving a 48.3% acquisition premium. Analyst reports indicate that Mylan management “could not be clearer” that it was not working primarily for its shareholders, and that Mylan’s strategy was to put shareholders who preferred a Teva deal over a Perrigo deal in what Mylan called a “tough place” by making it abundantly clear that it would go to extremes to prevent a Teva deal. In the Perrigo Board’s view, Mylan management took a number of actions that indicate it has minimal concern for the interests of its shareholders, including:

•	entering into anti-takeover arrangements with the Foundation, by issuing to the Foundation a call option for 50% of the outstanding share capital and voting power of Mylan without first receiving shareholder approval, which the Perrigo Board believes violated Nasdaq rules;

•	bragging about the anti-takeover provisions of Mylan’s governance documents and Dutch law that severely restrict the power of shareholders to elect and dismiss directors, including:

•	even if shareholders remove the entire board, new directors can only be appointed upon nomination by the former chairman;

•	shareholders do not have any formal power to nominate their own candidates, rather the composition of a new board fully depends on nominations made by the former chairman;

•	Dutch law requires a 95% squeeze-out threshold in tender offers, meaning the threshold for a successful takeover bid is very high.

•	issuing a rejection of the Teva Proposal before the proposal was even made;

•	following the making of the Teva Proposal and before having its board evaluate the Teva Proposal, announcing Mylan’s legally binding firm commitment to make an offer for Perrigo; and

•	threatening to delay a shareholder proposed special meeting by 180 days, before even having received a meeting request.

The Perrigo Board believes that these flagrant actions are a major reason why Mylan trades at a discount to its peers. As demonstrated by the withdrawal of Teva’s offer to acquire Mylan, in the Perrigo Board’s view, these anti-takeover arrangements are likely to discourage strategic interest in Mylan and, consequently, deprive Mylan shareholders of the opportunity to receive a takeover premium.

B. Third-party governance experts have repeatedly criticized Mylan’s governance practices.

The Perrigo Board is not alone in its assessment of Mylan’s governance values. Mylan’s governance structure is widely recognized as being unfriendly to shareholders. ISS has given Mylan the worst possible governance score in each of the last two years. Recommending on August 14, 2015 that Mylan shareholders vote against the proposed acquisition, ISS commented on “Mylan’s persistent rhetoric that shareholders are just another set of ‘stakeholders,’ for Mylan, and stated that the Offer only makes sense “so long as you are one of those stakeholders who is not an owner of [Mylan].”

C. Mylan’s executive compensation structure provides the wrong incentives for management.

Both ISS and Glass Lewis have criticized Mylan for its excessive compensation structure, questionable one-off bonus payments, and use of excise tax gross-ups for non-executive officers. Mylan’s Executive Chairman and CEO structure causes two executives to be paid like CEO’s, with combined compensation for Mr. Coury and Ms. Bresch amounting to more than $26 million in 2014. ISS has described Mr. Coury’s cash retention bonus as a “pay for failure” package if performance is not sustained. Mylan’s board has three current employees and a history of related party transactions. It was recently criticized in high-profile media reports for undisclosed related party transactions with its lead independent director.

(VI) The Perrigo Board has received an inadequacy opinion from Morgan Stanley.

The Perrigo Board retained Morgan Stanley to act as it financial advisor and to provide it with a financial opinion in connection with the Offer. At the meeting of the Perrigo Board on September 16, 2015, Morgan Stanley rendered its oral opinion, which was subsequently confirmed in writing on September 16, 2015, to the Perrigo Board to the effect that, as of such date, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in its written opinion, the consideration proposed to be received by the holders of Perrigo Ordinary Shares (other than Mylan and its affiliates) pursuant to the Offer was inadequate from a financial point of view to such holders of Perrigo Ordinary Shares.

The full text of Morgan Stanley’s written opinion to the Perrigo Board dated September 16, 2015, which sets forth among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion, is attached as Annex B. You are encouraged to read Morgan Stanley’s opinion carefully and in its entirety. Morgan Stanley’s opinion was for the benefit of the Perrigo Board, in its capacity as such, and addressed only the inadequacy from a financial point of view of the consideration proposed to be received by the holders of Perrigo Ordinary Shares (other than Mylan and its affiliates) pursuant to the Offer as of the date of the opinion and did not address any other aspects or implications of the Offer. Morgan Stanley’s opinion was not intended to, and does not, constitute advice or a recommendation as to whether or not any holder of Perrigo Ordinary Shares should tender such shares in connection with the Offer or take any other action with respect to the Offer or the potential transactions to be effected pursuant to the Offer.

* * * * *

The foregoing discussion of the information and factors considered by the Perrigo Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Perrigo Board in reaching its conclusions and recommendations. The members of the Perrigo Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of Perrigo and considered the advice of the Perrigo Board’s financial and legal advisors. In light of the number and variety of factors that the Perrigo Board considered, the members of the Perrigo Board did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the Perrigo Board was made after carefully considering the totality of the information and factors involved. In addition, individual members of the Perrigo Board may have given different weight to different factors.

In light of the factors described above, the Perrigo Board, on behalf of Perrigo, has unanimously determined that the Offer is not in the best interests of Perrigo’s shareholders. Therefore, the Perrigo Board unanimously recommends that Perrigo shareholders reject the Offer and NOT tender any of their shares to Mylan for exchange pursuant to the Offer.

Intent to Tender

To the knowledge of Perrigo after making reasonable inquiry, none of Perrigo’s directors, executive officers, affiliates or subsidiaries intends to tender any Perrigo Ordinary Shares held of record or beneficially owned by such person pursuant to the Offer.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used

Perrigo has retained Morgan Stanley in connection with, among other things, Perrigo’s analysis and consideration of, and response to, the Offer. Perrigo will pay Morgan Stanley customary fees for its services, reimburse it for certain of its expenses (including fees and disbursements of its legal counsel), and indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement. Perrigo selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation and its knowledge of the industry, business and affairs of Perrigo.

Perrigo has engaged FTI Consulting, Inc. (“FTI”) to assist it in connection with Perrigo’s communications with its shareholders in connection with the Offer. Perrigo has agreed to pay customary compensation to FTI for such services. In addition, Perrigo has agreed to reimburse FTI for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

Perrigo has also engaged MacKenzie Partners, Inc. (“MacKenzie”) to assist it in connection with Perrigo’s communications with its shareholders in connection with the Offer. Perrigo has agreed to pay customary compensation to MacKenzie for such services and has agreed to reimburse MacKenzie for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

Perrigo has also retained Sard Verbinnen & Co. (“Sard Verbinnen”) as its public relations advisor in connection with the Offer. Perrigo has agreed to pay customary compensation to Sard Verbinnen for such services. In addition, Perrigo has agreed to reimburse Sard Verbinnen for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

Except as set forth above, neither Perrigo nor any person acting on its behalf has or currently intends to employ, retain, or compensate any person to make solicitations or recommendations to the shareholders of Perrigo on its behalf with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company

Securities Transactions

Except as set forth below and except for scheduled vesting of outstanding RSU’s, no transactions with respect to Perrigo Ordinary Shares have been effected by Perrigo or, to Perrigo’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates, or subsidiaries during the 60 days prior to the date of this Statement.

Name/Title	Date	Number of Perrigo Ordinary Shares	Nature of Transaction	Price Per Share
John Hendrickson	8/24/2015	2,074	10b5-1 sale	$175.00
John Hendrickson	8/24/2015	2,394	10b5-1 sale	$180.00
John Hendrickson	8/25/2015	536	10b5-1 sale	$181.37
John Hendrickson	8/25/2015	1,201	10b5-1 sale	$181.37
Todd Kingma	8/25/2015	957	10b5-1 sale	$181.37
Todd Kingma	8/25/2015	758	10b5-1 sale	$181.37

Item 7.	Purposes of the Transaction and Plans or Proposals

For the reasons discussed in “Item 4. The Solicitation or Recommendation — Reasons for Recommendation” above, the Perrigo Board unanimously determined that the Offer is not in the best interests of Perrigo and its shareholders.

Perrigo periodically engages with third parties, including other participants in its industry, regarding a wide range of potential business transactions. It has not ceased, and expects that it may continue, such activity during the pendency of the Offer. Consistent with this, Perrigo has explored and will continue to explore (including by engaging in discussions, due diligence and negotiations) potential transactions, which may include the purchase or sale of material businesses or assets or business combination transactions. Perrigo’s policy has been, and continues to be, not to disclose the existence or content of any discussions or negotiations with third parties (except as may be required by law) as any such disclosure could jeopardize any negotiations that Perrigo may conduct.

Except as described in the preceding paragraph or otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, Perrigo is not currently undertaking nor engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Perrigo Ordinary Shares by Perrigo, any of its subsidiaries, or any other person; (ii) any extraordinary transaction, such as a merger, reorganization, or liquidation, involving Perrigo or any of its subsidiaries; (iii) any purchase, sale, or transfer of a material amount of assets of Perrigo or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of Perrigo.

Except as described above or otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Perrigo Board, agreements in principle, or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information

Consideration Payable Pursuant to the Offer

Perrigo Ordinary Shares Held by the Non-Employee Directors and Executive Officers of Perrigo

If the non-employee directors and executive officers of Perrigo were to tender any Perrigo Ordinary Shares they own pursuant to the Offer and such shares were accepted for exchange by Mylan, they would receive Mylan Ordinary Shares and cash on the same terms and conditions as the other Perrigo shareholders. As of September 11, 2015, the 10 non-employee directors and 13 executive officers of Perrigo held an aggregate of 6,112,878 Perrigo Ordinary Shares, excluding shares held through certain compensatory plans of Perrigo (as described below). If the non-employee directors and executive officers of Perrigo were to tender all of such Perrigo Ordinary Shares for exchange pursuant to the Offer and those Perrigo Ordinary Shares were accepted by Mylan in exchange for the Offer Consideration, the non-employee directors and executive officers of Perrigo would receive an aggregate of 14,059,620 Mylan Ordinary Shares and $458,465,850 of cash. To the knowledge of Perrigo, none of the non-employee directors or executive officers of Perrigo currently intend to tender any Perrigo Ordinary Shares held of record or beneficially owned by such person for exchange pursuant to the Offer.

In addition, as of September 11, 2015, the 10 non-employee directors and 13 executive officers of Perrigo held an aggregate of 6,513 Perrigo Ordinary Shares through Perrigo’s Profit-Sharing and Investment Plan. Assuming that the Offer had been completed and the Compulsory Acquisition had been consummated on September 11, 2015, such shares would be exchanged for 14,980 Mylan Ordinary Shares and $488,471 of cash. The Perrigo Nonqualified Deferred Compensation Plan (and amendments thereto) are filed as Exhibits (e)(9), (e)(10), (e)(11), (e)(12) and (e)(13) to this Statement and incorporated herein by reference.

Equity-Based Awards Held by the Non-Employee Directors and Executive Officers of Perrigo

As of September 11, 2015, each of the 10 non-employee directors and 13 executive officers of Perrigo held equity awards issued pursuant to the Perrigo 2013 Long-Term Incentive Plan, the Perrigo 2008 Long-Term Incentive Plan and/or the Perrigo 2003 Long-Term Incentive Plan, which are filed (including amendments and award agreements thereunder) as Exhibits (e)(3) through (e)(8), (e)(14) through (e)(24) and (e)(34) to this Statement and incorporated herein by reference (collectively, the “LTIP Plans”). As described further below, under the LTIP Plans, consummation of the Offer would constitute a change in control of Perrigo, and upon a change in control of Perrigo, all unvested Perrigo equity awards, including those held by the executive officers and non-employee directors of Perrigo, would vest in full.

Stock Options

As of September 11, 2015, the 10 non-employee directors and 13 executive officers of Perrigo held stock options to purchase an aggregate of 549,504 Perrigo Ordinary Shares, with exercise prices ranging from $16.77 to $147.75 and an aggregate weighted average exercise price of $100.47 per share, 436,887 of which were vested and exercisable as of that date. Upon a change in control of Perrigo, all unvested outstanding stock options would become fully exercisable. Assuming that the Offer had been completed on September 11, 2015 and a price per Perrigo Ordinary Share of $187.10 (the average closing price of Perrigo Ordinary Shares on the five business days following April 29, 2015, the date Mylan announced the Offer), the aggregate value of stock subject to all outstanding stock options held as of such date by the directors and executive officers (less the aggregate weighted average exercise price) is $47,603,532.

Time-Vesting Restricted Stock Units

As of September 11, 2015, the 13 executive officers of Perrigo held time-vesting restricted stock units (“RSUs”) in respect of an aggregate of 129,161 Perrigo Ordinary Shares, all of which were unvested. The non-employee directors do not hold RSUs. Upon a change in control of Perrigo, all outstanding RSUs would become fully vested. Assuming that the Offer had been completed on September 11, 2015 and a price per Perrigo Ordinary Share of $187.10, the aggregate value of all outstanding RSUs held as of such date by the executive officers that would become vested as a result thereof is $24,166,023.

Performance-Vesting Restricted Stock Units

As of September 11, 2015, the 13 executive officers of Perrigo held performance-vesting restricted stock units (“PSUs”) in respect of an aggregate of 176,538 Perrigo Ordinary Shares (assuming satisfaction of performance goals at target levels), all of which were unvested. The non-employee directors do not hold PSUs. Upon a change in control of Perrigo, all outstanding PSUs would become fully vested, with performance goals deemed satisfied at target levels. Assuming that the Offer had been completed on September 11, 2015 and a price per Perrigo Ordinary Share of $187.10, the aggregate value of all outstanding PSUs held as of such date by the executive officers that would become vested as a result thereof is $33,030,260.

Non-Employee Directors’ Compensation

Under the Perrigo director compensation program, only directors who are not employees of Perrigo receive compensation for their services as directors, as follows:

Annual Cash Retainer	$75,000
Committee Member Retainer
Audit	$12,500
Remuneration	$12,500
Nominating & Governance	$8,000
Committee Chair Retainer
Audit	$25,000
Remuneration	$25,000
Nominating & Governance	$16,000
Lead Independent Director Retainer	$30,000

Perrigo’s non-employee directors also receive annual equity awards in the form of restricted stock units vesting one year after the grant date. These grants are made pursuant to Perrigo’s shareholder-approved 2013 Long-Term Incentive Plan and are intended to directly link an element of director compensation to shareholders’ interests. In fiscal 2015, Perrigo’s non-employee directors received equity awards in the form of restricted stock units having a value of approximately $300,000. The grant date for the equity portion of the directors’ compensation was the fifth trading day after the day on which the Company publicly released its first quarter earnings.

Historically, Perrigo’s non-employee directors have received annual equity awards in the form of restricted stock awards, restricted stock units and options vesting on the date of the first annual general meeting after the grant date.

In addition to the amounts shown above, non-employee directors receive compensation of $1,000 per day for activities requiring travel in furtherance of Board or Perrigo business (other than to and from regularly scheduled Perrigo Board and committee meetings). We also reimburse directors for travel expenses incurred in connection with attending Perrigo Board and committee meetings and participating in other Perrigo Board or Perrigo business.

Non-employee directors also receive a travel stipend to compensate them for the time spent traveling to attend board meetings in other countries at rate of $10,000 per international trip.

Information Regarding Specified Compensation

Perrigo maintains benefit plans and other arrangements that provide enhanced benefits and other rights to Perrigo’s named executive officers upon a change in control (which would include consummation of the Offer) or a qualifying termination of employment thereafter. These enhanced benefits and other rights are discussed below.

Equity Incentive Awards

The consummation of a change in control would result in automatic and immediate vesting of all awards outstanding under the LTIP Plans at such time. For performance-vesting awards, applicable performance conditions would be deemed satisfied at target levels. As of September 11, 2015, Perrigo had outstanding stock options, RSUs, PSUs and restricted stock awards under its LTIP Plans, although none of the named executive officers held restricted stock awards.

Employment Agreement with Joseph C. Papa

Perrigo is a party to an employment agreement with its Chief Executive Officer, Joseph C. Papa. Under Mr. Papa’s employment agreement, upon a termination of employment by Perrigo without cause or by Mr. Papa for good reason, subject to the execution of a release of claims, Mr. Papa would be entitled to (a) a severance payment equal to 24 months of base salary and target bonus, payable in installments over 24 months, (b) continued vesting of stock options and restricted stock awards for 24 months from the date of termination (which options would remain exercisable until the 25th month following the date of termination), with any performance conditions determined based on actual performance and (c) a prorated annual bonus for the year of termination, determined based on actual performance. In consideration for the foregoing severance benefits, Mr. Papa has agreed to abide by certain restrictive covenants, including a two-year post-termination noncompete and a one-year post-termination employee nonsolicit. The employment agreement is filed as Exhibit (e)(25) to this Statement and incorporated herein by reference.

Severance Policy

Perrigo maintains a broad-based severance policy for its employees, including the named executive officers (other than Mr. Papa). Under the severance policy, upon a termination of employment by the Company without cause or by the applicable named executive officer for good reason, the named executive officers (other than Mr. Papa) would be entitled to (a) 52 weeks of base salary, (b) a waiver of the COBRA premiums for medical, dental and vision insurance for 52 weeks, and a reimbursement of the portion of such premiums that would ordinarily be paid by the Company for active employees during the remainder of the COBRA continuation period, (c) a prorated annual bonus for the year of termination, determined based on actual performance, and (d) career transition assistance. To receive a waiver of COBRA premiums for 52 weeks and a reimbursement of COBRA premiums through the remainder of the COBRA continuation period, the named executive officer must be a participant in the Company’s health insurance plan. Judy Brown is not currently eligible for the COBRA premiums waiver and reimbursement. The severance policy is filed as Exhibit (e)(32) to this Statement and is incorporated herein by reference.

Deferred Compensation Plan

Perrigo maintains a nonqualified deferred compensation plan for a select group of employees and other managers, including the named executive officers. Under the plan, upon a change in control, participants will become automatically and immediately vested in their company contribution account and company matching account. In addition, if the plan is terminated within 30 days preceding, or 12 months following, a change in control, Perrigo will be required to pay all benefits under the plan in a lump sum within 12 months of the change in control, notwithstanding any installment payment elections made by a participant.

Quantification of Potential Payments to Perrigo’s Named Executive Officers in Connection with the Offer

The information set forth in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosures of information about certain compensation for each of Perrigo’s named executive officers that is based on or otherwise relates to the Offer and assumes, among other things, that the Offer is consummated and that the named executive officers will incur a severance-qualifying termination of employment immediately thereafter.

The amounts indicated below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including assumptions described below, and do not reflect certain compensation actions that may occur before the consummation of the Offer. For purposes of calculating such amounts, we have assumed:

•	September 11, 2015 as the date on which the Offer is consummated, and

•	a termination of each named executive officer’s employment by Perrigo without cause or by the applicable named executive officer for good reason immediately following consummation of the Offer.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
Named Executive Officers
Joseph C. Papa	5,568,000	24,171,955	0	29,739,955
Judy L. Brown	702,240	6,641,587	25,000	7,368,827
John T. Hendrickson	555,520	3,650,401	42,451	4,248,372
Todd W. Kingma	555,520	3,650,401	42,451	4,248,372
Sharon Kochan	534,912	2,946,455	42,292	3,523,659

(1)	The cash amount payable to the named executive officers consists of the following components:

(a)	A cash severance payment equal to (i) for Mr. Papa, 24 months of base salary and target bonus, payable in installments over 24 months, and (ii) for the other named executive officers, 52 weeks of base salary, payable in installments over 52 weeks; and

(b)	a prorated annual bonus for the year of termination, determined based on actual performance and payable at the time bonuses are paid to other participants in Perrigo’s Management Incentive Bonus Plan. For purposes of this table, performance is assumed to be satisfied at target levels.

All components of the cash amount are “double-trigger” (i.e., they are contingent upon a qualifying termination of employment following the consummation of the mergers). As a condition of receiving the severance benefits, Mr. Papa has agreed to abide by certain restrictive covenants, including a two-year post-termination noncompete and a one-year post-termination employee nonsolicit. The estimated amount of each component of the cash payment is set forth in the table below.

Name	Severance Payment ($)	Prorated Bonus ($)
Named Executive Officers
Joseph C. Papa	5,280,000	288,000
Judy L. Brown	616,000	86,240
John T. Hendrickson	496,000	59,520
Todd W. Kingma	496,000	59,520
Sharon Kochan	477,600	57,312

(2)	The consummation of the Offer would result in automatic and immediate vesting of all awards outstanding under Perrigo’s LTIP Plans at such time. For performance-vesting awards, applicable performance conditions would be deemed satisfied at target levels. The amounts above and in the table below assume a price per Perrigo Ordinary Share of $187.10 (the average closing price of Perrigo Ordinary Shares on the five business days following April 29, 2015, the date Mylan announced the Offer). Set forth below are the values of each type of unvested Perrigo equity-based award held by the named executive officers that would become vested upon the consummation of the Offer. The amounts below are single-trigger (i.e., they would vest automatically as a result of the consummation of the Offer).

Name	Options ($)	RSUs ($)	PSUs ($)
Named Executive Officers
Joseph C. Papa	2,326,159	8,909,702	12,936,094
Judy L. Brown	677,588	2,365,692	3,598,307
John T. Hendrickson	348,273	1,409,050	1,893,078
Todd W. Kingma	348,273	1,409,050	1,893,078
Sharon Kochan	298,241	1,075,638	1,572,576

(3)	Under Perrigo’s severance policy, for each of the named executive officers (other than Mr. Papa) who at the time of the termination is a participant in the Employer-sponsored health plan, the Company would provide (a) a waiver of the COBRA premiums for medical, dental and vision insurance for 52 weeks, and a reimbursement of the portion of such premiums that would ordinarily be paid by the Company for active employees during the remainder of the COBRA continuation period, and (b) career transition assistance with an estimated value of $25,000. Judy Brown is not currently eligible for the COBRA premiums waiver and reimbursement, as she is not currently a participant in the Company’s health insurance plan.

Indemnification of Directors and Officers

Each director and executive officer of Perrigo enters into an indemnity agreement (the “Irish Indemnity Agreement”) with Perrigo. Under the Irish Indemnity Agreement and subject to the provisions of and so far as may be admitted by the Companies Act 2014 of Ireland (the “Companies Act”), every director and the secretary of Perrigo shall be entitled to be indemnified by Perrigo against all costs, charges, losses, expenses and liabilities incurred by him in the execution and discharge of his duties or in relation thereto including any liability incurred by him in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him as an officer or employee of Perrigo and in which judgment is given in his favor (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to him by the court.

Pursuant to the Irish Indemnity Agreement, as far as is permissible under the Companies Act, Perrigo shall indemnify any current or former executive officer of Perrigo (excluding any present or former directors of Perrigo or secretary of Perrigo), or any person who is serving or has served at the request of Perrigo as a director or executive officer of another company, joint venture, trust or other enterprise, including any Perrigo subsidiary (each individually, a “Covered Person”), against any expenses, including attorney’s fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, to which he or she was, is, or is threatened to be made a party, or is otherwise involved (a “proceeding”), by reason of the fact that he or she is or was a Covered Person; provided, however, that this provision shall not indemnify any Covered Person against any liability arising out of (a) any fraud or dishonesty in the performance of such Covered Person’s duty to Perrigo, or (b) such Covered Party’s conscious, intentional or willful breach of the obligation to act honestly and in good faith with a view to the best interests of Perrigo.

Irish company law places certain restrictions on a company providing indemnification to any of its directors or the secretary. In particular, the Companies Act provides that any provision that purports to exempt a director from liability for negligence, default, breach of duty or breach of trust in relation to the company is void. Accordingly, an Irish company may only indemnify its directors or secretary if the indemnified party receives a favorable judgment in respect of the liability, or where an Irish court determines that the director or the secretary acted honestly and reasonably and ought fairly to be excused, or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on the part of the director or secretary, or in which he/she is acquitted. This restriction does not prevent an Irish company from purchasing director and officer liability insurance and the restriction in the Companies Act does not apply to executives who are not directors or the secretary of the relevant company.

In addition, each director and executive officer of Perrigo enters into an indemnity agreement (the “Michigan Indemnity Agreement”) with Perrigo Company (the “Michigan Entity”), a Michigan corporation and a wholly-owned subsidiary of Perrigo. Under the Michigan Indemnity Agreement, the Michigan Entity is obligated to indemnify Perrigo’s directors and executive officers to the full extent permitted under Michigan Business Corporation Act (the “MBCA”). Under Sections 561 through 571 of the MBCA, directors and officers of a Michigan corporation may be entitled to indemnification by the corporation against judgments, expenses, fines, and amounts paid by the director or officer in settlement of claims brought against them by third persons or by or in the right of the corporation if those directors and officers acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation or its shareholders.

The MBCA provides for indemnification of directors and officers if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of Perrigo or its shareholders (and, if a criminal proceeding, if they had no reasonable cause to believe their conduct was unlawful) against: (a) expenses (including attorneys’ fees), judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending or completed action, suit, or proceeding (other than an action by or in the right of Perrigo) arising out of a position with Perrigo (or with some other entity at Perrigo’s request); and (b) expenses (including attorneys’ fees) and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding by or in the right of Perrigo, unless the director or officer is found liable to Perrigo, provided that an appropriate court could determine that he or she is nevertheless fairly and reasonably entitled to indemnity for reasonable expenses incurred. The MBCA requires indemnification for expenses to the extent that a director or officer is successful in defending against any such action, suit, or proceeding.

The MBCA generally requires that the indemnification provided for above be made only on a determination that the director or officer met the applicable standard of conduct by a majority vote of a quorum of the board of directors who were not parties or threatened to be made parties to the action, suit or proceeding, by a majority vote of a committee of not less than two disinterested directors, by independent legal counsel, by all independent directors not parties or threatened to be made parties to the action, suit or proceeding, or by the shareholders. If the articles of incorporation include a provision eliminating or limiting the liability of a director, however, a corporation may indemnify a director for certain expenses and liabilities without a determination that the director met the applicable standards of conduct, unless the director received a financial benefit to which he or she was not entitled, intentionally inflicted harm on the corporation or its shareholders, violated Section 551 of the MBCA or intentionally committed a criminal act. In connection with an action by or in the right of the corporation, such indemnification may be for expenses (including attorneys’ fees) actually and reasonably incurred. In connection with an action, suit, or proceeding other than an action, suit or proceeding by or in the right of the corporation, such indemnification may be for expenses (including attorneys’ fees) actually and reasonably incurred, and for judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred.

In certain circumstances, the MBCA further permits advances to cover such expenses before a final determination that indemnification is permissible or required, upon receipt of a written undertaking, which need not be secured and which may be accepted without reference to the financial ability of the person to make repayment, by or on behalf of the director or officer to repay such amounts if it shall ultimately be determined that he or she has not met the applicable standard of conduct. If a provision in the articles of incorporation or bylaws, a resolution of the board or shareholders or an agreement makes indemnification mandatory, then the advancement of expenses is also mandatory, unless the provision, resolution or agreement specifically provides otherwise. The Michigan Indemnity Agreement generally provides for the mandatory indemnification of, and payment of expenses incurred by, its directors and officers to the fullest extent permitted by applicable law unless the proceedings were initiated by the director or officer and not authorized by the board of directors.

Indemnification under the MBCA is not exclusive of other rights to indemnification to which a person may be entitled under the Michigan Entity’s amended and restated articles of incorporation, bylaws or a contractual agreement. However, the total amount of expenses advanced or indemnified from all sources may not exceed the amount of actual expenses incurred by the person seeking indemnification or advancement of expenses. The indemnification provided for under the MBCA continues as to a person who ceases to be a director or executive officer.

The MBCA authorizes a court to award, or a corporation to grant, indemnification to directors and officers in terms that are sufficiently broad to permit indemnification for liabilities arising under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Perrigo pursuant to the foregoing provisions, Perrigo has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

The MBCA permits Perrigo to purchase insurance on behalf of its directors and officers against liabilities arising out of their positions with the Perrigo, whether or not such liabilities would be within the above indemnification provisions. Pursuant to this authority, Perrigo maintains such insurance on behalf of its directors and officers.

The foregoing summaries are qualified in their entirety to the terms and provisions of such arrangements.

Regulatory Approvals

U.S. Antitrust Clearance

Under the HSR Act, Mylan is required to file a Notification and Report Form with the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and the FTC and await the expiration or early termination of the applicable waiting period prior to its proposed acquisition of Perrigo being completed. Mylan filed this Notification and Report Form on April 13, 2015. Perrigo submitted a responsive Notification and Report Form with the Antitrust Division and the FTC on April 28, 2015. On May 11, 2015, the FTC issued to Perrigo a Civil Investigative Demand (“CID”) and a subpoena seeking documents and other information in connection with the FTC’s “investigation of the proposed acquisition of Perrigo by Mylan.” Perrigo has provided information to the FTC in response to the CID and Subpoena, but has not completed its response. The FTC has requested additional information from Perrigo after receiving Perrigo’s submissions and has extended the deadline for response. Most recently, on August 21, 2015 the FTC granted to Perrigo a further extension of the deadline to respond to the CID and Subpoena to November 20, 2015. In addition, on May 13, 2015, the FTC issued to Perrigo a Request for Additional Information and Documentary Material (“Second Request”), but has indicated that responses in connection with the CID and Subpoena will satisfy Perrigo’s obligations under the Second Request.

There can be no assurance that Mylan will be able to obtain antitrust approval or clearance or that a challenge to the Offer by the FTC will not be made, or, if such a challenge is made, what the result thereof would be, although Mylan’s Prospectus/Offer to Exchange states that Mylan has given an unconditional commitment to take all actions, including making regulatory submissions, responding to information requests and doing everything necessary to obtain a decision from the FTC, including making any and all divestitures and other substantive actions, necessary or required in order to ensure that U.S. Hart-Scott-Rodino clearance is obtained. Mylan’s Prospectus/Offer to Exchange states that, although no such conditions have been finalized, Mylan is currently in discussions with the U.S. Federal Trade Commission about making up to 13 potential divestitures as a requirement of clearance. There can be no assurance that these 13 potential divestitures will be sufficient to obtain U.S. Hart-Scott-Rodino clearance, and further, there can be no assurance that any divestitures or other actions required to obtain U.S. Hart-Scott-Rodino clearance would not be material to Mylan.

Please see Annex A for more information regarding conditions to the Offer.

Foreign Regulatory Considerations

The closing of the Offer is subject to the notification and approval requirements and the receipt of regulatory approvals from the relevant competition authorities in the European Union, Russia, Ukraine and possibly Mexico. Mylan’s Prospectus/Offer to Exchange states that Mylan filed formal antitrust notifications in Mexico, Ukraine, the European Union and Russia on June 15, June 22, June 23 and June 29, respectively. The approvals in Ukraine and Russia are pending. On August 17, 2015, Perrigo responded to requests from the Federal Antimonopoly Service in Russia. On or about September 7, 2015, Perrigo received a request for information from the Antimonopoly Committee of Ukraine and has 30 days to comply with such request. On July 29, 2015, the European Commission unconditionally approved Mylan’s acquisition of Perrigo under the EU

Merger Regulation. Although the Offer was not subject to mandatory pre-merger notification under the Competition Act (Canada), on August 14, 2015, the Commission advised Perrigo, following an investigation by the Bureau of Competition, that the Commission had issued a letter to Mylan indicating that the Commission did not intend to make an application under the merger provisions of the Competition Act (Canada), i.e,. the Commission would take “No Action” in connection with Mylan’s proposed acquisition of Perrigo. Mylan’s Prospectus/Offer to Exchange states that on August 13, 2015, the Federal Economic Competition Commission unconditionally approved Mylan’s acquisition of Perrigo under the Mexican competition law. There can be no assurance that Mylan will be able to obtain all required foreign antitrust approvals or clearances or that a challenge to the Offer by foreign competition authorities will not be made, or, if such a challenge is made, what the result thereof would be. There can be no assurance that any divestitures or other actions required to obtain foreign regulatory approvals would not be material to Mylan.

See Annex A for more information regarding conditions to the Offer.

Irish Takeover Rules

A transaction in which a third party seeks to acquire 30% or more of the voting rights of Perrigo will be governed by the Irish Takeover Panel Act 1997 and the Irish Takeover Rules made thereunder and will be regulated by the Irish Takeover Panel. The “General Principles” of the Irish Takeover Rules and certain important aspects of the Irish Takeover Rules are described below.

General Principles

The Irish Takeover Rules are built on the following General Principles, which will apply to any transaction regulated by the Irish Takeover Panel:

(a)	in the event of an offer, all holders of securities of the target company should be afforded equivalent treatment and, if a person acquires control of a company, the other holders of securities must be protected;

(b)	the holders of the securities of the target company must have sufficient time and information to enable them to reach a properly informed decision on the offer; where it advises the holders of securities, the board of the target company must give its views on the effects of implementation of the offer on employment, conditions of employment and the locations of the target company’s places of business;

(c)	the board of the target company must act in the interests of the company as a whole and must not deny the holders of securities the opportunity to decide on the merits of the offer;

(d)	false markets must not be created in the securities of the target company, the bidder or of any other company concerned by the offer in such a way that the rise or fall of the prices of the securities becomes artificial and the normal functioning of the markets is distorted;

(e)	a bidder must announce an offer only after ensuring that he or she can fulfill in full, any cash consideration, if such is offered, and after taking all reasonable measures to secure the implementation of any other type of consideration;

(f)	a target company must not be hindered in the conduct of its affairs for longer than is reasonable by an offer for its securities; and

(g)	a substantial acquisition of securities (whether such acquisition is to be effected by one transaction or a series of transactions) shall take place only at an acceptable speed and shall be subject to adequate and timely disclosure.

Offer Price

If a person makes a voluntary offer to acquire outstanding ordinary shares of Perrigo, the offer price must be no less than the highest price paid for Perrigo Ordinary Shares by the bidder or its concert parties during the three-month period prior to the commencement of the offer period. The Irish Takeover Panel has the power to extend the “look back” period to 12 months if the Irish Takeover Panel, taking into account the General Principles, believes it is appropriate to do so.

If the bidder or any person acting in concert with it has acquired Perrigo Ordinary Shares (i) during the period of 12 months prior to the commencement of the offer period which represent more than 10% of the total ordinary shares of Perrigo or (ii) at any time after the commencement of the offer period, the offer must be in cash (or accompanied by a full cash alternative) and the price per Perrigo Ordinary Share must not be less than the highest price paid by the bidder or any person acting in concert with it during, in the case of (i), the 12-month period prior to the commencement of the offer period and, in the case of (ii), the offer period. The Irish Takeover Panel may apply this rule to a bidder who, together with any person acting in concert with it, has acquired less than 10% of the total ordinary shares of Perrigo in the 12-month period prior to the commencement of the offer period if the Irish Takeover Panel, taking into account the General Principles, considers it just and proper to do so.

An offer period will generally commence from the date of the first announcement of the offer or proposed offer.

Shareholder Rights Plan

Perrigo’s articles of association expressly authorize Perrigo’s board of directors to adopt a shareholder rights plan, subject to applicable law.

Irish law does not expressly authorize or prohibit companies from issuing share purchase rights or adopting a shareholder rights plan as an anti-takeover measure and there is no directly relevant case law on this issue.

Frustrating Action

Under the Irish Takeover Rules, the Perrigo Board is not permitted to take any action which might frustrate an offer for the shares of Perrigo once the Perrigo Board has received an approach which may lead to an offer or has reason to believe an offer is imminent, subject to certain exceptions. Potentially frustrating actions such as (i) the issue of shares, options or convertible securities, (ii) material acquisitions or disposals, (iii) entering into contracts other than in the ordinary course of business or (iv) any action, other than seeking alternative offers, which may result in frustration of an offer, are prohibited during the course of an offer or at any time during which the board has reason to believe an offer is imminent. Exceptions to this prohibition are available where:

(a)	the action is approved by Perrigo’s shareholders at a general meeting; or

(b)	the Irish Takeover Panel has given its consent, where:

(i)	it is satisfied the action would not constitute frustrating action;

(ii)	Perrigo shareholders that hold 50% of the voting rights state in writing that they approve the proposed action and would vote in favor of it at a general meeting;

(iii)	the action is taken in accordance with a contract entered into prior to the announcement of the offer; or

(iv)	the decision to take such action was made before the announcement of the offer and either has been at least partially implemented or is in the ordinary course of business.

Please see Annex C for more information required to be disclosed pursuant to the Irish Takeover Rules.

Compulsory Acquisition

According to Mylan, if the Offer becomes wholly unconditional within the initial 60-day offer period and, within four months of the commencement of the offer, Mylan has received valid acceptances in respect of at least 80% of Perrigo Ordinary Shares, Mylan intends to proceed with a Compulsory Acquisition of the remaining Perrigo Ordinary Shares in accordance with the provisions of Sections 456 to 460 of the Companies Act. In these circumstances, holders of Perrigo Ordinary Shares who have not tendered in the offer or any subsequent offer period will receive, in the compulsory acquisition, the same amount of cash and the same number of Mylan Ordinary Shares that they would have received had they tendered their shares in the Offer.

In order to compulsorily acquire the outstanding Perrigo Ordinary Shares, Mylan would be required to issue a call notice to Perrigo ordinary shareholders who did not tender their shares during the Offer indicating that Mylan wishes to acquire the beneficial ownership of their shares. Following receipt of a call notice, Perrigo shareholders who did not tender their shares in the Offer would be entitled to apply to the Irish High Court for an order allowing them to retain their shares in Perrigo or amend the terms of the Compulsory Acquisition. The granting of such an order would be at the High Court’s discretion and such an order would usually only be granted where the High Court determines the Compulsory Acquisition to be unfair or inequitable. Mylan will become obliged to compulsorily acquire any outstanding Perrigo Ordinary Shares in respect of which notice has been given following the expiration of 30 days after the date on which the call notice was given, or, in the event that a Perrigo shareholder applies to the Irish High Court seeking to retain their shares or amend the terms of the Compulsory Acquisition, as soon as may be practicable after that application is disposed of.

Alternatively, if Mylan has received acceptances in respect of at least 80% of the outstanding Perrigo Ordinary Shares under the Offer but does not compulsorily acquire the remaining shares, any Perrigo shareholder who has not tendered in the Offer would have the right (under Sections 456 to 460 of the Companies Act) to require Mylan to acquire such shareholder’s Perrigo Ordinary Shares for the same amount of cash and the same number of Mylan Ordinary Shares as are payable to Perrigo shareholders who tendered in the Offer. This right would have to be exercised within three months of the date on which Mylan issues a notification that the 80% threshold has been reached.

State Takeover Laws

A number of states have adopted takeover laws and regulations which purport to varying degrees to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, principal executive offices or principal places of business in such states. If any state takeover statute is found to be applicable to the Offer, Mylan may be unable to accept Perrigo Ordinary Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer.

Appraisal Rights

Holders of Perrigo Ordinary Shares do not have dissenters or appraisal rights under the terms of the Offer. For information concerning compulsory acquisition and shareholder rights if Mylan has received acceptances in respect of at least 80% of Perrigo’s Ordinary Shares under the Offer, see the section entitled “Compulsory Acquisition” above.

Litigation

On September 17, 2015, Perrigo commenced litigation against Mylan in the United States District Court for the Southern District of New York seeking declaratory and injunctive relief. In its complaint, Perrigo alleges that Mylan violated Exchange Act by making false and misleading statements in connection with the Offer concerning expected synergies and its intention to cause Perrigo to delist and deregister Perrigo’s shares following consummation of the Offer. On this basis, Perrigo seeks, among other things, (1) a declaration that the offering materials disseminated by Mylan to Perrigo’s shareholders are materially false and misleading, in violation of the Exchange Act; (2) an injunction requiring Mylan to provide corrective disclosures to Perrigo’s shareholders; (3) an injunction requiring Mylan to accept any timely withdrawals submitted by Perrigo’s shareholders subsequent to the issuance of corrective disclosures; and (4) an injunction preventing Mylan from making any further false and/or misleading disclosures regarding the Offer in the future.

Cautionary Statement on Forward-Looking Statements

Certain statements in this Statement are forward-looking statements within the meaning of the federal securities laws. These statements relate to future events or the Company’s future financial performance and involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of the Company or its industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential” or other comparable terminology. The Company has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While the Company believes these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond the Company’s control, including future actions that may be taken by Mylan in furtherance of its unsolicited proposal. These and other important factors, including those discussed under “Risk Factors” in the Perrigo Company’s Form 10-K for the year ended June 27, 2015, as well as the Company’s subsequent filings with the SEC, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements in this presentation are made only as of the date hereof, and unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9.	Exhibits

(a)(1)	—	Press Release issued by Perrigo, dated September 17, 2015.*

(a)(2)	—	Investor Presentation, dated September 17, 2015.*

(a)(3)	—	Investor Materials, dated September 17, 2015.*

(a)(4)	—	Perrigo Employees FAQ, dated September 17, 2015.*

(a)(5)	—	Form of Letter to Business Partners, dated as of September 17, 2015.*

(a)(6)	—	Opinion of Morgan Stanley & Co. LLC, dated September 16, 2015 (included as Annex B to this Schedule 14D-9)

(e)(1)	—	Excerpts from the Company’s Preliminary Proxy Statement on Schedule 14A, dated and filed with the SEC on September 11, 2015.*

(e)(2)	—	Annual Incentive Plan, adopted November 4, 2008, incorporated by reference from Perrigo Company’s Proxy Statement for its 2008 Annual Meeting of Shareholders filed on October 1, 2008 (File No. 000-19725).

(e)(3)	—	2003 Long-Term Incentive Plan, effective October 29, 2003, as amended, incorporated by reference from the Appendix to Perrigo Company’s Proxy Statement for its 2003 Annual Meeting of Shareholders filed on September 26, 2003 (File No. 000-19725).

(e)(4)	—	Amendment to the 2003 Long-Term Incentive Plan, effective as of October 28, 2005, incorporated by reference from Exhibit 10(a) to Perrigo Company’s Current Report on Form 8-K filed on November 3, 2005 (File No. 000-19725).

(e)(5)	—	2003 Long-Term Incentive Plan, as amended as of February 7, 2007, incorporated by reference from Exhibit 10(a) to Perrigo Company’s Quarterly Report on Form 10-Q filed on May 8, 2007 (File No. 000-19725).

(e)(6)	—	2008 Long-Term Incentive Plan, adopted November 4, 2008, incorporated by reference from Exhibit 10(b) to Perrigo Company’s Quarterly Report on Form 10-Q filed on February 3, 2009 (File No. 000-19725).

(e)(7)	—	2013 Long-Term Incentive Plan, incorporated by reference from Annex J of the Company’s Registration Statement on Form S-4, as amended, filed on October 8, 2013 (File No. 333-190859).

(e)(8)	—	Amendment No. 1 to the 2013 Long-Term Incentive Plan, dated as of January 29, 2014, incorporated by reference from Exhibit 10.12 to the Company’s Quarterly Report on Form 10-Q filed on February 6, 2014 (File No. 333-190859).

(e)(9)	—	Nonqualified Deferred Compensation Plan, as amended as of October 10, 2007 and effective January 1, 2007, incorporated by reference from Exhibit 10.1 to Perrigo Company’s Current Report on Form 8-K filed on October 11, 2007 (File No. 000-19725).

(e)(10)	—	Amendment One, dated December 3, 2009, to the Nonqualified Deferred Compensation Plan, incorporated by reference from Exhibit 10.14 to the Company’s Annual Report on Form 10-K filed on August 14, 2015 (File No. 001-36353).

(e)(11)	—	Amendment Two, dated as of October 10, 2012, to the Nonqualified Deferred Compensation Plan, incorporated by reference from Exhibit 10.1 to Perrigo Company’s Quarterly Report on Form 10-Q filed on February 1, 2013 (File No. 000-19725).

(e)(12)	—	Amendment Three to the Nonqualified Deferred Compensation Plan, dated as of November 13, 2013, incorporated by reference from Exhibit 10.9 to the Company’s Quarterly Report on Form 10-Q filed on February 6, 2014 (File No. 333-190859).

(e)(13)	—	Amendment Four to the Nonqualified Deferred Compensation Plan, dated as of January 31, 2014, incorporated by reference from Exhibit 10.13 to the Company’s Quarterly Report on Form 10-Q filed on February 6, 2014 (File No. 333-190859).

(e)(14)	—	Forms of Non-Qualified Stock Option Agreement pursuant to Perrigo Company’s 2008 Long-Term Incentive Plan, incorporated by reference from Exhibit 10.49 to Perrigo Company’s Annual Report on Form 10-K filed on August 18, 2009 (File No. 000-19725).

(e)(15)	—	Form of Non-Qualified Stock Option Agreement, incorporated by reference from Exhibit 10(a) to Perrigo Company’s Quarterly Report on Form 10-Q filed on February 2, 2005 (File No. 000-19725).

(e)(16)	—	Forms of Non-Qualified Stock Option Agreement pursuant to Perrigo Company’s 2008 Long-Term Incentive Plan, incorporated by reference from Exhibit 10(c) to Perrigo Company’s Quarterly Report on Form 10-Q filed on February 3, 2009 (File No. 000-19725).

(e)(17)	—	Form of Long-Term Incentive Award Agreement, incorporated by reference from Exhibit 10.1 to Perrigo Company’s Current Report on Form 8-K filed on August 22, 2006 (File No. 000-19725).

(e)(18)	—	Form of Long-Term Incentive Award Agreement, incorporated by reference from Exhibit 10(a) to Perrigo Company’s Quarterly Report on Form 10-Q filed on February 1, 2007 (File No. 000-19725).

(e)(19)	—	Form of Long-Term Incentive Award Agreement under Perrigo Company’s 2003 Long-Term Incentive Plan, incorporated by reference from Exhibit 10(d) to Perrigo Company’s Quarterly Report on Form 10-Q filed on May 8, 2007 (File No. 000-19725).

(e)(20)	—	Form of 2006 Long-Term Incentive Award Agreement, for Approved Section 102 Awards under Perrigo Company’s 2003 Long-Term Incentive Plan, incorporated by reference from Exhibit 10(f) to Perrigo Company’s Quarterly Report on Form 10-Q filed on May 8, 2007 (File No. 000-19725).

(e)(21)	—	Form of 2006 Long-Term Incentive Award Agreement under Perrigo Company’s 2003 Long-Term Incentive Plan, incorporated by reference from Exhibit 10(g) to Perrigo Company’s Quarterly Report on Form 10-Q filed on May 8, 2007 (File No. 000-19725).

(e)(22)	—	Forms of Restricted Stock Unit Award Agreement pursuant to Perrigo Company’s 2008 Long-Term Incentive Plan, incorporated by reference from Exhibit 10.50 to Perrigo Company’s Annual Report on Form 10-K filed on August 18, 2009 (File No. 000-19725).

(e)(23)	—	Forms of Restricted Stock Unit Award Agreement pursuant to Perrigo Company’s 2008 Long-Term Incentive Plan, incorporated by reference from Exhibit 10.52 to Perrigo Company’s Annual Report on Form 10-K filed on August 16, 2011 (File No. 000-19725).

(e)(24)	—	Forms of Grant Agreement under the 2013 Long-Term Incentive Plan, incorporated by reference from Exhibit 10.9 to the Company’s Quarterly Report on Form 10-Q filed on February 6, 2014 (File No. 333-190859).

(e)(25)	—	Employment Agreement, dated as of September 8, 2006, by and between Perrigo Company and Joseph C. Papa, incorporated by reference from Exhibit 10.1 to Perrigo Company’s Current Report on Form 8-K, filed on September 12, 2006 (File No. 000-19725).

(e)(26)	—	Employment Agreement, dated as of November 14, 2004, by and between Perrigo Company, Agis Industries (1983) Ltd. and Sharon Kochan, incorporated by reference from Exhibit 10(xx) to Perrigo Company’s Annual Report on Form 10-K filed on August 18, 2008 (File No. 000-19725).

(e)(27)	—	Amendment to Employment Agreement, dated as of March 17, 2005, by and between Perrigo Company, Agis Industries (1983) Ltd. and Sharon Kochan, incorporated by reference from Exhibit 10(yy) to Perrigo Company’s Annual Report on Form 10-K filed on August 18, 2008 (File No. 000-19725).

(e)(28)	—	Addendum to Employment Agreement between Sharon Kochan, Perrigo Company and Agis Industries (1983) Ltd., dated as of July 16, 2007, by and between Perrigo Company and Sharon Kochan, incorporated by reference from Exhibit 10(zz) to Perrigo Company’s Annual Report on Form 10-K filed on August 18, 2008 (File No. 000-19725).

(e)(29)	—	Form of Perrigo Company plc Director Indemnity Agreement, incorporated by reference from Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on December 19, 2013 (File No. 333-190859).

(e)(30)	—	Form of Perrigo Company plc Officer Indemnity Agreement, incorporated by reference from Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on December 19, 2013 (File No. 333-190859).

(e)(31)	—	Form of Perrigo Company Indemnity Agreement, incorporated by reference from Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on December 19, 2013 (File No. 333-190859).

(e)(32)	—	Perrigo Company U.S. Severance Policy, incorporated by reference from Exhibit 10.3 of Perrigo Company’s Current Report on Form 8-K filed on November 18, 2013 (File No. 001-09689).

(e)(33)	—	Amendment No. 1 to the Annual Incentive Plan, effective as of June 22, 2015, incorporated by reference from Exhibit 10.10 to the Company’s Annual Report on Form 10-K filed on August 13, 2015 (File No. 001-36353).

(e)(34)	—	Amendment No. 2 to the Long-Term Incentive Plan, effective as of July 9, 2015, incorporated by reference from Exhibit 10.17 to the Company’s Annual Report on Form 10-K filed on August 13, 2015 (File No. 001-36353).

*	Filed herewith

ANNEX A

Conditions to the Offer

The Schedule TO provides that under the Irish Takeover Rules, the Initial Offer Period (as defined in the Schedule TO) generally cannot be extended without the consent of the Irish Takeover Panel.

According the Schedule TO, Mylan expressly reserves the right, in its sole discretion, at any time or from time to time, to the fullest extent permitted by law, (1) subject to obtaining the consent of the Irish Takeover Panel, to extend, for any reason, the period of time during which the Offer is open, (2) to delay acceptance for exchange of, or exchange of, Perrigo ordinary shares in order to comply in whole or in part with applicable laws (any such delay shall be effected in compliance with Rule 14e-1(c) under the Exchange Act, which requires Mylan to pay the consideration offered or to return Perrigo Ordinary Shares deposited by or on behalf of shareholders promptly (and as separately required under the Irish Takeover Rules, in no event later than 14 days) after the termination or withdrawal of the Offer), (3) to amend or terminate the offer without accepting for exchange of, or exchanging, Perrigo Ordinary Shares if any of the conditions referred to below have not been satisfied and (4) to amend the Offer or to waive any conditions to the offer at any time, in each case by giving oral or written notice of such delay, termination, waiver or amendment to the exchange agent and by making a public announcement thereof. Mylan will only be obligated to take any of the actions described in the immediately preceding sentence to the extent required by the Irish Takeover Rules, Irish Takeover Panel or applicable rules and regulations of the SEC.

According to the Schedule TO, the Offer is subject to the following conditions:

Acceptance Condition

(a)	Valid acceptances being received (and not validly withdrawn) by not later than 1.00 p.m. (Irish time) / 8.00 a.m. (New York City time) on the Initial Closing Date (or such later time(s) and/or date(s) as Mylan may: (i) with the consent of the Irish Takeover Panel (to the extent required) or in accordance with the Irish Takeover Rules; and (ii) subject to the U.S. tender offer rules, determine) in respect of Perrigo Shares Affected representing more than 50% in nominal value of the Maximum Perrigo Shares Affected, which carry, or if allotted and issued, or re-issued from treasury would carry, more than 50% of the voting rights attaching to the Maximum Perrigo Shares Affected, provided that this condition shall not be satisfied unless Mylan shall have acquired or agreed to acquire (whether pursuant to the Offer or otherwise) Perrigo Ordinary Shares carrying in aggregate more than 50% of the voting rights then exercisable at a general meeting of Perrigo, including for this purpose (except to the extent otherwise agreed with the Irish Takeover Panel) any such voting rights attaching to Perrigo Ordinary Shares that are unconditionally allotted or issued before the offer becomes or is declared unconditional as to acceptances whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise, and provided that unless Mylan otherwise determines, this condition (a) shall be capable of being satisfied, or being treated as satisfied, only at the time when all of the other conditions (b) to (w) inclusive, shall have been satisfied, fulfilled or, to the extent permitted, waived;

For the purposes of the conditions to the Offer described in Annex A:

(i)	Perrigo Ordinary Shares which have been unconditionally allotted shall be deemed to carry the voting rights they will carry upon issue; and

(ii)	the expression “Perrigo Shares Affected” shall mean:

(A)	Perrigo Ordinary Shares which have been issued or unconditionally allotted on, or before, the date the Offer is made, but excluding any such Perrigo Ordinary Shares which are cancelled after the date on which the Offer is made or which are held, or become held, as treasury shares; and

(B)	Perrigo Ordinary Shares which have been issued or unconditionally allotted after the date on which the Offer is made but before the time at which the Offer closes, or such earlier date as Mylan may, subject to the Irish Takeover Rules, decide (not being earlier than the date on which the Offer becomes unconditional as to acceptances or, if later, the Initial Closing Date), but excluding any such Perrigo Ordinary Shares which are cancelled after the date on which the Offer is made or which are held, or become held, as treasury shares; and

(C)	Perrigo Ordinary Shares which have been re-issued from treasury after the date on which the Offer is made but before the time at which the Offer closes, or such earlier date as Mylan may, subject to the Irish Takeover Rules, decide (not being earlier than the date on which the Offer becomes unconditional as to acceptances or, if later, the Initial Closing Date), other than Perrigo Ordinary Shares in the beneficial ownership of Mylan on the date the Offer is made;

(iii)	the expression “Maximum Perrigo Shares Affected” shall mean, at a relevant date of determination, the aggregate of:

(A)	the total number of Perrigo Shares Affected; and

(B)	the maximum number (or such lesser number as Mylan may decide) of Perrigo Ordinary Shares which are required, or may be required, to be allotted and/or issued and/or re-issued from treasury pursuant to the exercise of outstanding subscription, conversion or other rights (including rights granted under the Perrigo Share Plans), disregarding the terms on which any such rights may be exercised (including any restrictions thereon), and irrespective of whether such rights have been granted on, before, or after, the date on which the Offer is made.

Receipt of Mylan Shareholder Approval

(b)	Mylan having received the affirmative vote of the requisite majority of the votes cast at a general meeting of its shareholders at which the requisite part of the issued share capital is present or represented in respect of the resolutions of the general meeting required by article 2:107a of the Dutch Civil Code and Nasdaq Rule 5636 in connection with the consummation of the Offer and such other resolutions as may be instrumental for the implementation of the Offer;

Effective Registration Statement

(c)	The registration statement that Mylan has filed with the SEC having been declared effective by the SEC under the United States Securities Act of 1933, as amended, no stop order suspending the effectiveness of the registration statement having been issued by the SEC and no proceeding for that purpose having been initiated or threatened by the SEC;

Nasdaq Listing

(d)	Nasdaq having authorised, and not withdrawn such authorisation, for listing all of the Mylan Shares to be delivered to Perrigo Shareholders pursuant to the Offer subject to satisfaction of any conditions to which such approval is expressed to be subject;

Share Buyback, Reduction, Redemption, Dividends etc

(e)	no member of the Perrigo Group having, after the date of this announcement, purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its shares or other securities (or the equivalent) or any shares or other securities (or the equivalent) of Perrigo or any other member of the Perrigo Group or reduced or made any other change to any part of its share capital;

(f)	no member of the Perrigo Group having, after the date of this announcement, recommended, declared, paid, or made, or proposed to recommend, declare, pay or make, any bonus issue, dividend or other distribution (whether in cash or otherwise) other than bonus issues of shares, dividends or other distributions lawfully paid or made to another member of the Perrigo Group;

Acquisitions, Disposals, Joint Ventures, Mergers and Similar Transactions

(g)	save for transactions between two or more members of the Perrigo Group, since 28 June 2014, no member of the Perrigo Group having implemented, authorised, proposed or announced its intention to implement, authorise or propose any merger, demerger, joint venture, partnership, collaboration, reconstruction, amalgamation, consolidation, scheme, acquisition or disposal of any operations, assets, undertaking, body corporate or partnership (or any interest therein) or the creation of any encumbrance over any operations or assets;

Frustrating Actions (within the meaning of Rule 21 of the Irish Takeover Rules)

(h)	no passing of any resolution at a shareholder meeting of Perrigo to approve any action, possible action, contract, sale, disposal, or acquisition for the purposes of Rules 21(a)(i) or (iii) of the Irish Takeover Rules;

(i)	no member of the Perrigo Group having taken, committed to take or announced that it intends to take or may take any action or commit to take any action which the Irish Takeover Panel determines is or would be frustrating action for the purposes of, or within the meaning of, Rule 21 of the Irish Takeover Rules;

European Merger Regulation

(j)	to the extent that the Offer or its implementation would give rise to a concentration with a Community dimension within the scope of Council Regulation (EC) No. 139/2004 (the “Regulation”) or otherwise would give rise to a concentration that is subject to the Regulation, the European Commission deciding that the concentration is compatible with the common market pursuant to Article 6(1)(b) of the Regulation before the latest time the Offer may become or be declared unconditional as to acceptances in accordance with the Irish Takeover Rules and the terms or conditions to which any such decision is or may be subject being acceptable to Mylan in its sole discretion;

Irish Competition Act

(k)	to the extent that Part 3 of the Competition Act 2002 (as amended) (the “Competition Act”) is applicable to the Offer or its implementation, one of the following events having occurred:

(i)	the Competition and Consumer Protection Commission (“CCPC”), in accordance with Section 21(2)(a) of the Competition Act, having informed Mylan that the Offer may be put into effect; or

(ii)	the period specified in Section 21(2) of the Competition Act having elapsed without the CCPC having informed Mylan of the determination (if any) which it has made under Section 21(2) of the Competition Act; or

(iii)	the CCPC, in accordance with Section 22(4) of the Competition Act, having furnished to Mylan a copy of its determination (if any), in accordance with Section 22(3)(a) of the Competition Act, that the Offer may be put into effect; or

(iv)	the CCPC, in accordance with Section 22(4) of the Competition Act, having furnished to Mylan a copy of its determination (if any), in accordance with Section 22(3)(c) of the Competition Act, that the Offer may be put into effect subject to conditions specified by the CCPC being complied with, and such conditions being acceptable to Mylan; or

(v)	the period of 120 working days after the appropriate date (as defined in Section 19(6) of the Competition Act) having elapsed, or, where a requirement is made under Section 20(2) of the Competition Act, the period of 120 working days and any period of suspension that applies pursuant to Section 22(4A) of the Competition Act after the appropriate date (as defined in Section 19(6)) of the Competition Act) having elapsed, without the CCPC having made a determination under Section 22(3) of the Competition Act in relation to the Offer, in each case prior to the latest time the Offer may become or be declared unconditional as to acceptances in accordance with the Irish Takeover Rules;

U.S. Hart-Scott-Rodino Clearance

(l)	to the extent applicable to the Offer or its implementation, all notifications and filings, where necessary, having been made and all applicable waiting periods (including any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, of the United States and the rules and regulations thereunder (the “HSR Act”) having been terminated or having expired (in each case in connection with the Offer) or a final decision to clear or approve the consummation of the acquisition contemplated by the Offer under the HSR Act having been obtained, irrespective of the conditions attaching thereto, in each case prior to the latest time the Offer may become or be declared unconditional as to acceptances in accordance with the Irish Takeover Rules;

General Regulatory and Antitrust/Competition

(m)	no central bank, government or governmental, quasi-governmental, supranational, statutory, regulatory, administrative, investigative or fiscal body, court, agency, association, institution, department or bureau including any anti-trust or merger control authorities, regulatory body, court, tribunal, environmental body, employee representative body, any analogous body whatsoever or tribunal in any jurisdiction or any person including, without limitation, a member of the Perrigo Group (each a “Third Party”) having decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or having made, proposed or enacted any statute, regulation, decision, order or change to published practice or having done or decided to do anything, in each case which would or would reasonably be expected to:

(i)	make the Offer or its implementation, or the acquisition or the proposed acquisition by Mylan of the Perrigo Shares Affected, or control of Perrigo or any of the assets of the Perrigo Group by Mylan void, illegal or unenforceable under the laws of any relevant jurisdiction or otherwise, directly or indirectly, restrain, revoke, prohibit, materially restrict or materially delay the same or impose additional or different conditions or obligations with respect thereto, or otherwise challenge or interfere therewith or require amendment of the Offer;

(ii)	result in a material delay in the ability of Mylan, or render Mylan unable, to acquire some or all of the Perrigo Shares Affected or require a divestiture by Mylan of any Perrigo Ordinary Shares;

(iii)	require the divestiture by any member of the Wider Perrigo Group of all or any portion of their respective businesses, assets (including, without limitation, the shares or securities of any other member of the Perrigo Group) or property or impose any material limitation on the ability of any of them to conduct their respective businesses (or any of them) or own, control or manage their respective assets or properties or any part thereof;

(iv)

impose any limitation on or result in a delay in the ability of Mylan to acquire, or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership of the Perrigo Shares Affected, or to exercise voting or management control over Perrigo or any subsidiary or subsidiary undertaking of Perrigo which is material in the context of the Perrigo Group taken as a whole (a “Material Subsidiary”) or on the ability of any member of the Perrigo Group to hold or exercise effectively, directly or indirectly, any rights of ownership of shares or other securities (or the equivalent) in, or to exercise rights of voting or management control over, any member of the Perrigo Group to the extent that Perrigo has such ownership, voting or management control rights;

(v)	require Mylan or any member of the Perrigo Group to acquire or Offer to acquire any shares or other securities (or the equivalent) in, or any interest in any asset owned by, any member of the Perrigo Group or any third party;

(vi)	impose any limitation on the ability of Mylan to integrate or co-ordinate its business or assets, or any part of it, with all or any part of the businesses of any member of the Perrigo Group;

(vii)	cause any member of the Wider Perrigo Group to cease to be entitled to any Authorisation (as defined in condition (n) below) used by it in the carrying on of its business; or

(viii)	otherwise adversely affect the business, profits, assets, liabilities, financial or trading position of any member of the Perrigo Group;

provided that this condition (m) does not apply to any matter which is referred to in condition (l) above;

Notifications, Waiting Periods and Authorisations

(n)	all necessary or appropriate notifications and filings having been made and all necessary or appropriate waiting and other time periods (including any extensions thereof) under any applicable legislation or regulation of any jurisdiction having expired, lapsed or having been terminated (as appropriate) and all statutory or regulatory obligations in any jurisdiction having being complied with in each case in connection with the Offer or its implementation and all necessary, desirable or appropriate regulatory approvals, authorisations, orders, recognitions, grants, consents, clearances, confirmations, licences, permissions and approvals in any jurisdiction (“Authorisations”) having been obtained on terms and in a form reasonably satisfactory to Mylan from all appropriate Third Parties or (without prejudice to the generality of the foregoing) from any person or bodies with whom any member of the Wider Perrigo Group has entered into contractual arrangements and, all such necessary, desirable or appropriate Authorisations remaining in full force and effect at the time at which the Offer becomes otherwise wholly unconditional and there being no notice or intimation of an intention to revoke, suspend, restrict or vary or not to renew the same at the time at which the Offer becomes wholly unconditional and all necessary statutory or regulatory obligations in any such jurisdiction having been complied with, provided that this condition (n) does not apply to any matter which is referred to in condition (l) above;

(o)	all applicable waiting periods and any other time periods (including any extension thereof) during which any Third Party could, in respect of the Offer or the acquisition or proposed acquisition of any Perrigo Shares Affected by Mylan, institute, implement or threaten any action, proceedings, suit, investigation, enquiry or reference or take any other step under the laws of any jurisdiction having expired, lapsed or been terminated; provided that this condition (o) does not apply to any matter which is referred to in condition (l) above;

Certain matters arising as a result of any arrangement, agreement etc

(p)	save as publicly announced by Perrigo prior to the date of the filing of the Schedule TO, there being no provision of any arrangement, agreement, licence, permit, franchise, facility, lease or other instrument to which any member of the Wider Perrigo Group is a party or by or to which any such member or any of its respective assets may be bound, entitled or be subject and which, in consequence of the Offer or the acquisition or proposed acquisition by Mylan of the Perrigo Shares Affected or because of a change in the control of Perrigo or otherwise, would or would be reasonably expected to result in (except where, in any of the following cases, the consequences thereof would not be material (in value terms or otherwise) in the context of the Perrigo Group taken as whole):

(i)	any monies borrowed by, or any indebtedness or liability (actual or contingent) of, or any grant available to any member of the Perrigo Group becoming, or becoming capable of being declared,

repayable immediately or prior to their or its stated maturity or repayment date or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited under any existing facility or loan agreement;

(ii)	the creation or enforcement of any mortgage, charge or other security interest wherever existing or having arisen over the whole or any part of the business, property or assets of any member of the Perrigo Group or any such mortgage, charge or other security interest (whenever created, arising or having arisen) becoming enforceable;

(iii)	any such arrangement, agreement, licence, permit, franchise, facility, lease or other instrument or the rights, liabilities, obligations or interests of any member of the Perrigo Group thereunder or the business of any such member with any persons, firms or body (or any agreement or arrangement relating to any such arrangement or bonus) being or becoming capable of being terminated or adversely modified or affected or any adverse action being taken or any obligation or liability arising thereunder;

(iv)	any assets or interests of, or any asset the use of which is enjoyed by, any member of the Perrigo Group being disposed of or charged, or ceasing to be available to any member of the Perrigo Group or any right arising under which any such asset or interest would be required to be disposed of or charged or would cease to be available to any member of the Perrigo Group;

(v)	the value of, or financial or trading position of, any member of the Perrigo Group being prejudiced or adversely affected;

(vi)	the creation or acceleration of any liability or liabilities (actual or contingent) by any member of the Perrigo Group; or

(vii)	any liability of any member of the Perrigo Group to make any severance, termination, bonus or other payment to any of its directors or other officers or advisers, and no event having occurred which might result in any events or circumstances as are referred to in this condition (p) (i)-(vii);

Certain Events occurring since 28 June 2014

(q)	save as publicly announced by Perrigo prior to the date of the filing of the Schedule TO, no member of the Perrigo Group having, since 28 June 2014:

(i)	issued or agreed to issue, or authorized or proposed the issue of, additional shares of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible or exchangeable securities or issued or transferred, or agreed, authorized or proposed the re-issue of, any shares from treasury;

(ii)	save for transactions between two or more members of the Perrigo Group, made or proposed, or announced an intention to propose or make, any change or amendment in its loan capital or any loan notes issued by a member of the Perrigo Group to a person who is not a member of the Perrigo Group;

(iii)	except in the ordinary and usual course of business, entered into or materially improved, or made any Offer (which remains open for acceptance) to enter into or materially improve, the terms of any employment contract, commitment or arrangement with any director of Perrigo or any person occupying one of the senior executive positions in the Perrigo Group;

(iv)	issued, authorised or proposed to make, or made, any change or amendment to any loan capital or debentures or (save in the ordinary course of business and save for transactions between two or more members of the Perrigo Group) incurred any indebtedness or contingent liability or repaid, repurchased or redeemed any indebtedness, loan capital, debenture or other liability or obligation;

(v)	entered into or varied or authorised, proposed or announced its intention to enter into or vary the terms of any contract, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, onerous or unusual nature or magnitude or which is or could be materially restrictive on the business of any member of the Perrigo Group;

(vi)	entered into or varied or authorised, proposed or announced its intention to enter into or vary the terms of any contract, transaction or arrangement otherwise than in the ordinary and usual course of business;

(vii)	waived or compromised any claim which would be material (in value terms or otherwise) in the context of the Perrigo Group taken as a whole;

(viii)	been unable, or admitted in writing that it is unable, to pay its debts or stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased to carry on all or a substantial part of any business;

(ix)	taken or proposed any steps, any corporate action or had any legal proceedings instituted or threatened against it in respect of its winding-up, dissolution, examination or reorganisation or for the appointment of a receiver, examiner, administrator, administrative receiver, trustee or similar officer of all or any part of its assets or revenues, or any analogous proceedings in any jurisdiction;

(x)	proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme or other benefit relating to the employment or termination of employment of any employee of the Wider Perrigo Group;

(xi)	made any alteration to its memorandum or articles of association or other incorporation documents;

(xii)	made or agreed or consented to any significant change to the terms of the trust deeds constituting the pension schemes established for its directors and/or employees and/or their dependants or to the benefits which accrue, or to the pensions which are payable thereunder, or to the basis on which qualification therefore or accrual or entitlement to such benefits or pensions are calculated or determined, or made or agreed or consented to any change to the trustees involving the appointment of a trust corporation; or

(xiii)	entered into any agreement, contract, scheme, arrangement or commitment or passed any resolution or made any Offer with respect to, or announced an intention to, or to propose to effect any of the transactions, matters or events set out in this condition;

No adverse change, litigation, regulatory enquiry or similar

(r)	since 28 June 2014:

(i)	there not having arisen any adverse change or deterioration, or circumstances which could result in any adverse change or deterioration, in the business, assets, financial or trading position or profits of Perrigo or any member of the Perrigo Group;

(ii)	no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider Perrigo Group is or would reasonably be expected to become a party (whether as plaintiff or defendant or otherwise) and no investigation by any Third Party against or in respect of any member of the Wider Perrigo Group having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wider Perrigo Group;

(iii)	no steps having been taken which are likely to result in the withdrawal, cancellation, termination or modification of any licence, consent, permit or authorisation held by any member of the Wider Perrigo Group which is necessary for the proper carrying on of its business; and

(iv)	no contingent or other liability existing or having arisen or being apparent to Mylan which would reasonably be expected to affect adversely any member of the Perrigo Group;

No discovery of certain matters regarding information, liabilities and environmental matters

(s)	Mylan not having discovered that any financial, business or other publicly disclosed information concerning the Perrigo Group is materially misleading, contains a material misrepresentation of fact or omits to state a fact necessary to make the information contained therein not materially misleading;

(t)	Mylan not having discovered that any member of the Perrigo Group is subject to any liability, contingent or otherwise, which is not disclosed in the Perrigo Annual Report and Accounts;

(u)	save as publicly announced by Perrigo prior to the date of the filing of the Schedule TO, since 28 June 2014, Mylan not having discovered:

(i)	in relation to any release, storage, carriage, leak, emission, discharge or disposal of any waste or hazardous substance or any other substance reasonably likely to impact the environment or any other fact or circumstance which has caused or would reasonably be expected to impair the environment or harm human health, that any past or present member of the Perrigo Group has acted in violation of any laws, statutes, regulation, notices or other legal or regulatory requirements of any Third Party;

(ii)	that there is, or would reasonably be expected to be, any liability, whether actual or contingent, or requirement to make good, remediate, repair, reinstate or clean up any property or asset now or previously owned, occupied or made use of by any past or present member of the Perrigo Group (or on its behalf) or any other property or asset under any environmental legislation, regulation, notice, circular, order or other lawful requirement of any relevant authority (whether by formal notice or order or not) or Third Party or otherwise; and

(iii)	that circumstances exist (whether as a result of the making of the Offer or otherwise) which would reasonably be expected to result in any actual or contingent liability (as a result of an environmental audit or otherwise) to any member of the Perrigo Group under any applicable legislation referred to in sub-paragraph (u)(i) and (u)(ii) above to improve or modify existing or install new plant, machinery or equipment or to carry out any changes in the processes currently carried out;

Directive 2003/71/EC

(v)	to the extent required, compliance with the applicable requirements of Directive 2003/71/EC of the European Parliament and of the Council as amended (the Prospectus Directive), and the rules and regulations promulgated thereunder, all as implemented in the relevant member state(s); and

Securities Law of the State of Israel

(w)	to the extent required, compliance with the applicable requirements of the Securities Law, 5728-1968, of the State of Israel, and the rules and regulations promulgated thereunder, as well as any applicable requirements of the Tel Aviv Stock Exchange.

For the purposes of this Annex A:

“Competition Act” means the Competition and Consumer Protection Act 2014 of Ireland;

“Competition and Consumer Protection Commission” or “CCPC” means the Competition and Consumer Protection Commission of Ireland as referred to in Section 9 of the Competition Act;

“Perrigo Group” means Perrigo and its subsidiaries and subsidiary undertakings, and “member of the Perrigo Group” means any one of them;

“Initial Closing Date” means 1.00 p.m. (Irish time) / 8.00 a.m. (New York City time) on the date fixed by Mylan as the first closing date of the Offer, unless and until Mylan in its discretion shall have extended the Initial Offer Period, in which case the term “Initial Closing Date” shall mean the latest time and date at which the Initial Offer Period, as so extended by Mylan, will expire or, if earlier, the date on which the Offer becomes or is declared wholly unconditional;

“Initial Offer Period” means the period from the date of the dispatch of the Offer Document to Perrigo Shareholders, to and including the Initial Closing Date;

“Subsequent Offer Period” means the period following the end of the Initial Offer Period during which the Offer remains open for acceptances but not withdrawals;

“subsidiary” and “holding company” have the meaning given by Section 155 of the Companies Act 1963 of Ireland;

“subsidiary undertaking” and “undertaking” have the meanings given by the European Communities (Companies: Group Accounts) Regulations 1992 of Ireland; and

“Wider Perrigo Group” means Perrigo, any member of the Perrigo Group and associated companies (including any joint venture, partnership, firm or company or undertaking in which any member of the Perrigo Group (aggregating their interests) is interested) or any company in which any such member has a substantial interest.

According to the Schedule TO:

•	The Offer will lapse unless all of the conditions set out above in this Annex A have been fulfilled or (if capable of waiver) waived or, where appropriate, have been determined by Mylan to be or to remain satisfied by 1.00 p.m. (Irish time) / 8.00 a.m. (New York City time) on the Initial Closing Date (or such later time(s) and/or date(s) as Mylan may: (i) with the consent of the Irish Takeover Panel (to the extent required) or in accordance with the Irish Takeover Rules; and (ii) subject to the U.S. tender offer rules, determine).

•	Unless Mylan otherwise determines, condition (a) shall be capable of being satisfied, or being treated as satisfied, only at the time when all of the other conditions (b) to (w) inclusive, shall have been satisfied, fulfilled or, to the extent permitted, waived. Mylan reserves the right to waive in whole or in part all or any of conditions (b) to (w) (excluding conditions (j) to (l) to the extent applicable to the Offer or its implementation). According to the S-4, Mylan shall not be obliged to waive (if capable of waiver) or treat as satisfied any condition by a date earlier than the latest time and date for the fulfillment of all conditions referred to in the previous paragraph, notwithstanding that any other condition of the Offer may at such earlier date have been waived or fulfilled or that there are at such earlier dates no circumstances indicating that the relevant condition may not be capable of fulfillment.

•	To the extent that the Offer or its implementation would give rise to a concentration with a Community dimension within the scope of the Regulation or would otherwise give rise to a concentration that is subject to the Regulation, the Offer shall lapse if the European Commission notifies Mylan of its decision to initiate proceedings in respect of that concentration under Article 6(1)(c) of the Regulation or to refer that concentration to a competent authority of an EEA member state under Article 9(1) of the Regulation before the first closing date of the Offer or the date when the Offer becomes or is declared unconditional as to acceptances, whichever is the later.

•	In the event that the Offer lapses in any circumstances, the Offer will cease to be capable of further acceptance and Mylan and accepting Perrigo shareholders will thereupon cease to be bound by prior acceptances.

•	If Mylan is required to make an offer for Perrigo Ordinary Shares under the provisions of Rule 9 of the Irish Takeover Rules, Mylan may make such alterations to any of the above conditions as are necessary to comply with the provisions of that rule.

•	Mylan reserves the right, with the consent of the Irish Takeover Panel, to elect to implement the acquisition of the Perrigo ordinary shares by way of a scheme of arrangement under Section 201 of the Companies Act 1963 of Ireland, as amended, or Sections 449 to 455 of the Companies Act 2014 of Ireland, as the case may be. In such event, the scheme of arrangement will be implemented on the same terms (subject to appropriate amendments), so far as applicable, as those which would apply to the Offer. In particular, condition (a) will not apply and the scheme of arrangement will become effective and binding on the following:

(i)	approval at a court meeting or any separate class meeting, if applicable, which may be required by the court (or any adjournment thereof) by a majority in number of the holders of Perrigo Ordinary Shares present and voting, either in person or by proxy, representing 75% or more in value of the Perrigo Ordinary Shares held by such holders;

(ii)	the resolutions required to approve and implement the scheme of arrangement and any related reduction of capital and amendments to Perrigo’s memorandum and articles of association, to be set out in a notice of extraordinary general meeting of the holders of the Perrigo Ordinary Shares, being passed by the requisite majority at such extraordinary general meeting;

(iii)	the sanction of the scheme of arrangement and confirmation of any reduction of capital involved therein by the court (in both cases with or without modifications, on terms reasonably acceptable to Mylan); and

(iv)	office copies of the orders of the court sanctioning the scheme of arrangement and confirming the reduction of capital involved therein and the minute required by Section 75 of the Companies Act 1963 of Ireland, as amended, or Section 86 of the Companies Act 2014 of Ireland, as the case may be, in respect of the reduction of capital being delivered for registration to the Registrar of Companies in Ireland and the orders and minute confirming the reduction of capital involved in the scheme of arrangement being registered by the Registrar of Companies in Ireland.

ANNEX B

Opinion of Morgan Stanley

CONFIDENTIAL

September 16, 2015

Board of Directors

Perrigo Company plc

Treasury Building

Lower Grand Canal St.

Dublin 2, Ireland

Members of the Board:

We understand that on September 14, 2015, Mylan N.V. (“Mylan”), commenced an offer to exchange (the “Offer”) each of the issued and outstanding ordinary shares, par value €0.001 per ordinary share (the “Perrigo Ordinary Shares”), of Perrigo Company plc (“Perrigo”) for (a) 2.3 ordinary shares, nominal value €0.01 per share (the “Mylan Ordinary Shares”), of Mylan and (b) $75.00 in cash, without interest and less any required withholding taxes (together, the “Consideration”), upon the terms and subject to the conditions set forth in the Prospectus/Offer to Exchange (the “Prospectus/Offer to Exchange”) and the related Letter of Transmittal, each contained in the Tender Offer Statement on Schedule TO (the “Tender Offer Statement”) and the registration statement on Form S-4 in respect of the Offer (such Form S-4, together with the Prospectus/Offer to Exchange, the related Letter of Transmittal and the Tender Offer Statement, in each case, as amended through the date hereof, the “Offer Documents”). The Offer Documents further provide that if Mylan receives acceptances in respect of more than 50% of the Perrigo Ordinary Shares and the Offer becomes or is declared wholly unconditional within the initial 60-day offer period and, within four months of the commencement of the Offer (including during the subsequent offer period), Mylan receives valid acceptances in respect of at least 80% of the Perrigo Ordinary Shares, Mylan intends to proceed with a compulsory acquisition of the remaining Perrigo Ordinary Shares not tendered in the Offer in accordance with the provisions of Sections 456 to 460 of the Companies Act 2014 of Ireland, which compulsory acquisition will be at the same consideration per Perrigo Ordinary Share as the Consideration (the “Compulsory Acquisition”). The potential transactions to be effected pursuant to the Offer and the Compulsory Acquisition are referred to herein, collectively, as the “Proposed Transaction.” The terms and conditions of the Offer are more fully set forth in the Offer Documents.

You have asked for our opinion as to whether the Consideration to be received by the holders of Perrigo Ordinary Shares pursuant to the Offer is adequate from a financial point of view to the holders of Perrigo Ordinary Shares (other than Mylan and its affiliates).

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of Perrigo and Mylan, respectively;

2)	Reviewed certain internal financial statements and other financial and operating data concerning Perrigo;

3)	Reviewed certain financial projections for Perrigo prepared by the management of Perrigo;

4)	Discussed the past and current operations and financial condition and the prospects of Perrigo with senior executives of Perrigo;

Board of Directors

Perrigo Company plc

September 16, 2015

5)	Reviewed information relating to certain strategic, financial and operational benefits anticipated from the Proposed Transaction, as prepared and publicly announced by the management of Mylan, and the pro forma impact of the Proposed Transaction on Mylan’s earnings per share, cash flow, consolidated capitalization and other financial ratios;

6)	Reviewed the reported prices and trading activity for the Perrigo Ordinary Shares and the Mylan Ordinary Shares;

7)	Compared the financial performance of Perrigo and Mylan and the prices and trading activity of the Perrigo Ordinary Shares and the Mylan Ordinary Shares with that of certain other publicly-traded companies comparable with Perrigo and Mylan, respectively, and their securities;

8)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

9)	Reviewed the Offer Documents and certain related documents; and

10)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by Perrigo, and formed a substantial basis for this opinion. We have further relied upon the assurances of the management of Perrigo that it is not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections for Perrigo prepared by the management of Perrigo, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Perrigo of the future financial performance of Perrigo, and we express no view as to the reasonableness of such financial projections or any assumptions on which they are based. As you know, we have not been provided with access to management or internal financial information or projections of future performance of Mylan and instead have relied on publicly available information and certain research analyst estimates for Mylan with respect to such matters. In relying on certain research analyst estimates for Mylan, we have assumed that such estimates have been reasonably prepared on bases that reasonably reflect the future financial performance of Mylan, and we express no view as to the reasonableness of such estimates or any assumption on which they are based. With respect to the certain strategic, financial and operational benefits anticipated from the Proposed Transaction prepared and publicly announced by the management of Mylan, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Mylan of the future financial performance of Mylan, and we express no view as to the reasonableness of such benefits or any assumptions on which they are based. In addition, we have assumed that the Proposed Transaction will be consummated in accordance with the terms set forth in the Offer Documents without any waiver, amendment or delay of any terms or conditions. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Proposed Transaction, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the Proposed Transaction. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of Perrigo and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of Perrigo’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of Perrigo Ordinary Shares in the Proposed Transaction. We have not made any independent valuation or appraisal of the assets or liabilities of Perrigo or Mylan, nor have we been

Board of Directors

Perrigo Company plc

September 16, 2015

furnished with any such valuations or appraisals. Our opinion does not address the relative merits of the Proposed Transaction as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors of Perrigo in connection with the Offer and will receive a fee for our services, a significant portion of which is contingent upon the rendering of our opinion as to whether the Consideration to be received by the holders of Perrigo Ordinary Shares pursuant to the Offer is adequate from a financial point of view to the holders of Perrigo Ordinary Shares (other than Mylan and its affiliates). In the two years prior to the date hereof, we have provided financial advisory and financing services for Perrigo and Mylan and have received fees in connection with such services. Morgan Stanley may also seek to provide such services to Perrigo and Mylan in the future and would expect to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of Perrigo, Mylan, or any other company, or any currency or commodity, that may be involved in the Proposed Transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of Perrigo only and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing Perrigo is required to make with the Securities and Exchange Commission in connection with the Offer if such inclusion is required by applicable law. In addition, this opinion does not in any manner address the prices at which the Perrigo Ordinary Shares or the Mylan Ordinary Shares will trade following consummation of the Proposed Transaction or at any time. Morgan Stanley expresses no opinion or recommendation as to whether or not any holder of Perrigo Ordinary Shares should tender such shares in connection with the Offer or take any other action with respect to the Proposed Transaction or the Offer.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of Perrigo Ordinary Shares pursuant to the Offer is inadequate from a financial point of view to the holders of Perrigo Ordinary Shares (other than Mylan and its affiliates).

Very truly yours,
MORGAN STANLEY & CO. LLC

By:	/s/ Michael Boublik
Michael Boublik
Managing Director

ANNEX C

DEFINITIONS

The following definitions apply throughout this Annex C, unless the context requires otherwise:

“Articles of Association”	the articles of association of the Company

“Board” or “Directors”	the board of directors of Perrigo from time to time

“Business Day”	any day (other than a Saturday or Sunday) on which lending banks in Dublin are normally open for business

“Chairman”	the chairman of the Board, Mr. Joseph Papa

“Company” or “Perrigo”	Perrigo Company, plc, a public limited company incorporated in Ireland with registered number 529592

“Companies Act”	the Companies Act 2014 of Ireland

“Directors”	the directors of the Company from time to time

“EY”	Ernst & Young LLP

“Euro” or “€”

the legal currency of Ireland

“Executive Director”	the Company’s executive director, Mr. Joseph Papa

“Ireland”	Ireland, excluding Northern Ireland

“Irish Takeover Panel”	the Irish Takeover Panel

“Irish Takeover Rules”	Irish Takeover Panel Act, 1997, Takeover Rules, 2013

“Latest Practicable Date”	11 September 2015 being the latest practicable date before the publication of this document

“Morgan Stanley”	Morgan Stanley & Co. LLC and, where the context so requires in connection with matters concerning the Irish Takeover Rules, its affiliate, Morgan Stanley & Co. International plc

“Mylan”	Mylan N.V., a Dutch public limited liability corporation

“Non-Executive Directors”	the Company’s non-executive Directors; Gary M. Cohen, Laurie Brlas, Jacqualyn A. Fouse, David T. Gibbons, Ran Gottfried, Ellen R. Hoffing, Michael J. Jandernoa, Gary K. Kunkle, Jr., Herman Morris, Jr., Donal O’Connor

“Offer”	the offer made by Mylan to acquire the entire issued and to be issued share capital of Perrigo (on the terms, and subject to the conditions, set out in the Offer Document) including where the context so requires, any subsequent revision, variation, extension or renewal of such offer

“Offer Document”	the document dated September 14, 2015 issued by Mylan which contains details about the Offer

“Offer Period”	the period commencing on, and including, April 8, 2015 and ending on such date as the Irish Takeover Rules provide or the Irish Takeover Panel otherwise may decide

“Ordinary Shares” or “Perrigo Shares”	ordinary shares of €0.001 each in the capital of the Company

“Perrigo Group”	Perrigo and its subsidiaries from time to time

“Preferred Shares”	preferred shares of $0.0001 each in the capital of the Company

“NYSE”	New York Stock Exchange

“Profit Forecast”	has the meaning given to it in Appendix II

“SEC”	the United States Securities and Exchange Commission

“Shareholders”	holders of Ordinary Shares

“TASE”	Tel Aviv Stock Exchange

“United Kingdom”	the United Kingdom of Great Britain and Northern Ireland

“United States” or “U.S.”	the United States of America, its territories and possessions, any State of the United States and the District of Columbia

“U.S. dollar” or “USD” or “US$”	the lawful currency of the United States

APPENDIX I

ADDITIONAL INFORMATION

(as required by the Irish Takeover Rules)

1.	RESPONSIBILITY

1.1.	The Directors of Perrigo, whose names are set out in paragraph 2 below, accept responsibility for the information contained in this document, save that the only responsibility accepted by the Directors of Perrigo in respect of the information in this document relating to Mylan, the Mylan group, the board of directors of Mylan and the persons connected with them, which has been compiled from published sources, has been to ensure that such information has been correctly and fairly reproduced or presented (and no steps have been taken by the Directors of Perrigo to verify this information). To the best of the knowledge and belief of the Directors of Perrigo (having taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.	DIRECTORS

2.1.	The Directors and their respective positions are as follows:

Name	Position
Joseph C. Papa	President, Chief Executive Officer and Chairman
Laurie Brlas	Non-Executive Director
Gary M. Cohen	Non-Executive Director
Jacqualyn A. Fouse	Non-Executive Director
David T. Gibbons	Non-Executive Director
Ran Gottfried	Non-Executive Director
Ellen R. Hoffing	Non-Executive Director
Michael J. Jandernoa	Non-Executive Director
Gary K. Kunkle, Jr.	Non-Executive Director
Herman Morris, Jr.	Non-Executive Director
Donal O’Connor	Non-Executive Director

3.	COMPANY DETAILS

3.1.	Incorporation

The Company was incorporated in Ireland on June 28, 2013 with registration number 529592 under the name Blisfont Limited. The Company changed its name to Perrigo Company Limited on 26 July 2013. The Company was re-registered as a public limited company on 15 November 2013.

3.2.	Share Capital

The authorised share capital of the Company is €10,000,000 divided into 10,000,000,000 Ordinary Shares of €0.001 and US$1,000 divided into 10,000,000 Preferred Shares of $0.0001 each.

As at the Latest Practicable Date, there were 146,379,803 Ordinary Shares in issue and zero Preferred Shares in issue. The Company’s Ordinary Shares are listed on the NYSE and TASE.

3.3.	Registered Office and Contact Details

The registered office of the Company is Treasury Building, Lower Grand Canal Street, Dublin, D02 XN96, Ireland. The Company’s telephone number at this address is +353 1 7094000 and its website address is www.perrigo.com.

Holders of Ordinary Shares can contact your broker or Perrigo’s information agent, MacKenzie Partners, Inc. at the address and phone number below:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, NY 10016

Shareholders Call Toll-Free: (800) 322-2885

International Callers: (212) 929-5500

Email: PRGO@mackenziepartners.com

4.	INTERESTS, SHORT POSITIONS AND DEALINGS IN PERRIGO SECURITIES

4.1.	For the purpose of paragraphs 4 and 5:

4.1.1.	acting in concert means:

(1)	persons who co-operate on the basis of an agreement, either express or tacit, either oral or written, aimed at acquiring control of the offeree company or at frustrating the successful outcome of the bid; and

(2)	for the purposes of the Irish Takeover Rules, certain persons are deemed or presumed to be acting in concert;

4.1.2.	Arrangement means any indemnity or option arrangement and any agreement or understanding, formal or informal, of whatever nature, between two or more persons relating to relevant Perrigo securities or relevant Mylan securities which is or may be an inducement to one or more such persons to deal or refrain from dealing in such securities;

4.1.3.	control means the holding, whether directly or indirectly, of securities in a company that confer in aggregate 30 per cent. or more of the voting rights in that company;

4.1.4.	derivative includes any financial product whose value, in whole or in part, is determined directly or indirectly by reference to the price of an underlying security;

4.1.5.	disclosure date or Latest Practicable Date means September 11, 2015;

4.1.6.	disclosure period means the period commencing on April 8, 2014 (being the date 12 months before the commencement of the Offer Period) and ending on the disclosure date;

4.1.7.	exempt fund manager means a discretionary fund manager which has been recognized by the Irish Takeover Panel as an exempt fund manager for the purposes of the Irish Takeover Rules, has been notified in writing of that fact by the Irish Takeover Panel and has not been notified by the Irish Takeover Panel of the withdrawal of such recognition;

4.1.8.	exempt principal trader means a principal trader who is recognised by the Irish Takeover Panel as an exempt principal trader for the purposes of the Irish Takeover Rules, has been notificed in writing of that fact by the Irish Takeover Panel and has not been notified by the Irish Takeover Panel of the withdrawal of such recognition;

4.1.9.	interest in or interested in a relevant security means:

(a)	for the purpose of determining whether a person has an “interest in a relevant security” or is “interested in a relevant security”;

(i)	that person shall be deemed to have an “interest”, or to be “interested”, in a relevant security if and only if he or she has a long position in that security; and

(ii)	a person who has only a short position in a relevant security shall be deemed not to have an interest, nor to be interested, in that security;

(b)	Long position and short position:

(i)	A person shall be deemed to have a long position in a relevant security for the purposes of paragraph (a) if he or she directly or indirectly:

(1)	owns that security; or

(2)	has the right or option to acquire that security or to call for its delivery; or

(3)	is under an obligation to take delivery of that security; or

(4)	has the right to exercise or control the exercise of the voting rights (if any) attaching to that security,

or to the extent that none of sub-paragraphs (1) to (4) above applies to that person, if he or she:

(1)	will be economically advantaged if the price of that security increases; or

(2)	will be economically disadvantaged if the price of that security decreases, irrespective of:

(a)	how any such ownership, right, option, obligation, advantage or disadvantage arises and including, for the avoidance of doubt and without limitation, where it arises by virtue of an agreement to purchase, option or derivative; and

(b)	whether any such ownership, right, option, obligation, advantage or disadvantage is absolute or conditional and, where applicable, whether it is in the money or otherwise,

provided that a person who has received an irrevocable commitment to accept an offer (or to procure that another person accept an offer) shall not, by virtue only of sub-paragraph (2) or (3) above, be treated as having an interest in the relevant securities that are the subject of the irrevocable commitment;

(ii)	A person shall be deemed to have a short position in a relevant security for the purposes of paragraph (a) if he or she directly or indirectly:

(1)	has the right or option to dispose of that security or to put it to another person; or

(2)	is under an obligation to deliver that security to another person; or

(3)	is under an obligation either to permit another person to exercise the voting rights (if any) attaching to that security or to procure that such voting rights are exercised in accordance with the directions of another person, or to the extent that none of sub-paragraphs (1) to (3) above applies to that person if he or she:

(4)	will be economically advantaged if the price of that security decreases; or

(5)	will be economically disadvantaged if the price of that security increases, irrespective of:

(a)	how any such right, option, obligation, advantage or disadvantage arises and including, for the avoidance of doubt and without limitation, where it arises by virtue of an agreement to sell, option or derivative; and

(b)	whether any such right, option, obligation, advantage or disadvantage is absolute or conditional and, where applicable, whether it is in the money or otherwise;

4.1.10.	relevant Mylan securities means:

(1)	equity share capital of Mylan;

(2)	securities of Mylan which confer on their holders substantially the same rights as are conferred by any securities to be issued by Mylan as consideration under the Offer;

(3)	securities or any other instruments of Mylan conferring on their holders rights to convert into or to subscribe for any new securities of any of the foregoing categories; and

(4)	includes references to securities of any holding company of Mylan and to options (including trading options) in respect of, and derivatives referenced to, any securities of any such holding company;

4.1.11.	relevant period means the period commencing on April 8, 2015 (being the date on which the Offer Period commenced and ending on the disclosure date;

4.1.12.	relevant Perrigo securities means:

(1)	securities of Perrigo which are the subject of the Offer or which confer voting rights;

(2)	equity share capital of Perrigo; and

(3)	securities or any other instruments of Perrigo conferring on their holders rights to convert into or to subscribe for any new securities of any of the foregoing categories; and

4.1.13.	relevant securities means relevant Perrigo securities or relevant Mylan securities, as appropriate, and relevant security shall be construed appropriately.

4.2.	As at the Latest Practicable Date, the following Directors (including persons connected to them within the meaning of Section 220 of the Companies Act) were interested in the following relevant Perrigo securities (excluding options and other awards which are disclosed in paragraph 4.3 below:

Name	Number of Relevant Perrigo securities
Joseph C. Papa	119,415
Laurie Brlas	8,974
Gary M. Cohen	11,868
David T. Gibbons	13,188
Jacqualyn A. Fouse	2,433
Ran Gottfried	11,725
Ellen R. Hoffing	7,601
Michael J. Jandernoa	431,191
Gary K. Kunkle, Jr.	24,204
Herman Morris, Jr.	4,528
Donal O’Connor	1,442

4.3.	As at the Latest Practicable Date, the following options or awards over Perrigo Shares have been granted to the following Perrigo Directors (including persons connected to them within the meaning of Section 220 of the Companies Act) and remain outstanding:

Name of Director	Award Date	Award Type	Exercise Price US$	Outstanding at May 28, 2015	Earliest Exercisable/ Vesting Date	Vesting Expiration Date
Joseph C. Papa	08/19/2010	NQSO	58.82	10,183	08/19/2011	08/19/2020
	08/23/2011	NQSO	90.65	46,293	08/23/2012	08/23/2021
	08/23/2012	NQSO	108.62	44,843	08/23/2013	08/23/2022
	08/22/2013	NQSO	119.78	44,496	08/22/2014	08/22/2023
	08/22/2013	P-RSU		23,796	08/22/2016	08/22/2016
	08/22/2013	S-RSU		9,518	08/22/2016	08/22/2016
	08/21/2014	NQSO	147.75	50,611	08/21/2015	08/21/2024
	08/21/2014	P-RSU		23,350	08/21/2017	08/21/2017
	08/21/2014	S-RSU		6,768	08/21/2016	08/21/2016
	08/21/2014	S-RSU		9,340	08/21/2017	08/21/2017
	06/29/2015	P-RSU		21,994	06/29/2018	06/29/2018
	06/29/2015	S-RSU		21,994	06/29/2020	06/29/2020

Laurie Brlas	11/09/2010	NQSO	59.74	2,224	11/09/2011	11/09/2020
	11/03/2011	NQSO	89.42	2,275	11/03/2012	11/03/2021
	11/14/2012	NQSO	100.84	2,726	11/14/2013	11/14/2022
	11/13/2014	S-RSU		1,929	11/13/2015	11/13/2015

				9,154

Gary M. Cohen	11/09/2009	NQSO	39.62	3,053	11/09/2010	11/08/2019
	11/09/2010	NQSO	59.74	2,224	11/09/2011	11/09/2020
	11/03/2011	NQSO	89.42	2,275	11/03/2012	11/03/2021
	11/14/2012	NQSO	100.84	2,726	11/14/2013	11/14/2022
	11/13/2014	S-RSU		1,929	11/13/2015	11/13/2015

				12,207

Jacqualyn A. Fouse	11/14/2012	NQSO	100.84	2,726	11/14/2013	11/14/2022
	11/13/2014	S-RSU		1,929	11/13/2015	11/13/2015

				4,655

Name of Director	Award Date	Award Type	Exercise Price US$	Outstanding at May 28, 2015	Earliest Exercisable/ Vesting Date	Vesting Expiration Date
David T. Gibbons	11/03/2011	NQSO	89.42	2,275	11/03/2012	11/03/2021
	11/14/2012	NQSO	100.84	2,726	11/14/2013	11/14/2022
	11/13/2014	S-RSU		1,929	11/13/2015	11/13/2015

				6,930

Ran Gottfried	11/14/2012	NQSO	100.84	2,726	11/14/2013	11/14/2022
	11/13/2014	S-RSU		1,929	11/13/2015	11/13/2015

				4,655

Ellen R. Hoffing	07/18/2008	NQSO	36.06	806	07/18/2009	10/30/2017
	11/13/2008	NQSO	34.45	3,351	11/13/2009	11/12/2018
	11/09/2009	NQSO	39.62	3,053	11/09/2010	11/08/2019
	11/09/2010	NQSO	59.74	2,224	11/09/2011	11/09/2020
	11/03/2011	NQSO	89.42	2,275	11/03/2012	11/03/2021
	11/14/2012	NQSO	100.84	2,726	11/14/2013	11/14/2022
	11/13/2014	S-RSU		1,929	11/13/2015	11/13/2015

				16,364

Michael J. Jandernoa	11/10/2006	NQSO	16.77	5,814	11/10/2007	11/10/2016
	10/30/2007	NQSO	23.44	4,650	10/30/2008	10/30/2017
	11/13/2008	NQSO	34.45	3,351	11/13/2009	11/12/2018
	11/09/2009	NQSO	39.62	3,053	11/09/2010	11/08/2019
	11/09/2010	NQSO	59.74	2,224	11/09/2011	11/09/2020
	11/03/2011	NQSO	89.42	2,275	11/03/2012	11/03/2021
	11/14/2012	NQSO	100.84	2,726	11/14/2013	11/14/2022
	11/13/2014	S-RSU		1,929	11/13/2015	11/13/2015

				26,022

Gary K. Kunkle, Jr.	11/10/2006	NQSO	16.77	5,814	11/10/2007	11/10/2016
	10/30/2007	NQSO	23.44	4,650	10/30/2008	10/30/2017
	11/13/2008	NQSO	34.45	3,351	11/13/2009	11/12/2018
	11/09/2009	NQSO	39.62	3,053	11/09/2010	11/08/2019
	11/09/2010	NQSO	59.74	2,224	11/09/2011	11/09/2020
	11/03/2011	NQSO	89.42	2,275	11/03/2012	11/03/2021
	11/14/2012	NQSO	100.84	2,726	11/14/2013	11/14/2022
	11/13/2014	S-RSU		1,929	11/13/2015	11/13/2015

				26,022

Herman Morris, Jr.	11/10/2006	NQSO	16.77	5,814	11/10/2007	11/10/2016
	10/30/2007	NQSO	23.44	4,650	10/30/2008	10/30/2017
	11/13/2008	NQSO	34.45	3,351	11/13/2009	11/12/2018
	11/09/2009	NQSO	39.62	3,053	11/09/2010	11/08/2019
	11/09/2010	NQSO	59.74	2,224	11/09/2011	11/09/2020
	11/03/2011	NQSO	89.42	2,275	11/03/2012	11/03/2021
	11/14/2012	NQSO	100.84	2,726	11/14/2013	11/14/2022
	11/13/2014	S-RSU		1,929	11/13/2015	11/13/2015

				26,022

Donal O’Connor	11/13/2014	S-RSU		1,929	11/13/2015	11/13/2015

4.4.	As at the Latest Practicable Date, other than as set out in paragraph 4.2 or 4.3 above, no Perrigo Director was interested in, or held any short positions in, any relevant Perrigo securities.

4.5.	As at the Latest Practicable Date, subsidiaries or associated companies of Perrigo and/or the trustees of a pension scheme (other than an industry-wide scheme) in which Perrigo or a subsidiary of Perrigo participates were interested in the following relevant Perrigo securities:

Name	Number of Relevant Perrigo securities
Elan Pharma International Limited	166
Mary Sheahan	5,976
Robert Willis	176
Joel Everts	70
Michael Tucker	77
Phil Thompson	773
Lou Cherico	93
Michael Kelly	1,231

Name of Director	Award Date	Award Type	Exercise Price US$	Outstanding at September 11, 2015	Earliest Exercisable/ Vesting Date	Vesting Expiration Date
Mary Sheahan	01/06/2014	S-RSU		6,074	08/22/2016	08/22/2016
	01/06/2014	S-RSU		19	08/22/2016	08/22/2016
	08/21/2014	S-RSU		261	08/21/2017	08/21/2017
	08/21/2014	P-RSU		652	08/21/2017	08/21/2017
	08/21/2014	NQSO	147.75	1414	08/21/2015	08/21/2024
	06/29/2015	S-RSU		409	06/29/2018	06/29/2018
	06/29/2015	S-RSU		409	06/29/2020	06/29/2020

Robert Willis	08/21/2014	NQSO	147.75	527	08/21/2015	08/21/2024
	08/21/2014	P-RSU		243	08/21/2017	08/21/2017
	08/21/2014	S-RSU		97	08/21/2017	08/21/2017
	06/29/2015	S-RSU		270	06/29/2020	06/29/2020
	06/29/2015	S-RSU		270	06/29/2018	06/29/2018

Joel Everts	12/20/2013	S-RSU		164	12/20/2015	12/20/2015
	08/22/2013	S-RSU		117	08/22/2016	08/22/2016
	08/21/2014	NQSO	147.75	241	08/21/2015	08/21/2024
	08/21/2014	P-RSU		111	08/21/2017	08/21/2017
	08/21/2014	S-RSU		44	08/21/2017	08/21/2017
	06/29/2015	S-RSU		131	06/29/2018	06/29/2018

Michael Tucker	08/19/2010	NQSO	58.82	110	08/19/2011	08/18/2020
	09/28/2011	NQSO	96.72	133	09/28/2012	09/28/2021
	08/23/2012	NQSO	108.62	276	08/23/2013	08/23/2022
	08/22/2013	S-RSU		216	08/22/2016	08/22/2016
	08/21/2014	S-RSU		183	08/21/2017	08/21/2017
	06/29/2015	S-RSU		183	06/29/2020	06/29/2020
	06/29/2015	S-RSU		183	06/29/2018	06/29/2018

Russell Howard	08/30/2007	NQSO	20.50	449	08/30/2008	08/30/2017
	08/25/2009	NQSO	30.06	386	08/25/2010	08/24/2019
	08/19/2010	NQSO	58.82	379	08/19/2011	08/18/2020
	08/23/2011	NQSO	90.65	724	08/23/2012	08/23/2021
	08/23/2012	NQSO	108.62	575	08/23/2013	08/23/2022
	08/22/2013	NQSO	119.78	424	08/22/2014	08/22/2023
	08/22/2013	S-RSU		91	08/22/2016	08/22/2016

Name of Director	Award Date	Award Type	Exercise Price US$	Outstanding at September 11, 2015	Earliest Exercisable/ Vesting Date	Vesting Expiration Date
	08/22/2013	P-RSU		227	08/22/2016	08/22/2016
	08/21/2014	NQSO	147.75	699	08/21/2015	08/21/2024
	08/21/2014	P-RSU		322	08/21/2017	08/21/2017
	08/21/2014	S-RSU		129	08/21/2017	08/21/2017
	06/29/2015	S-RSU		393	06/29/2020	06/29/2020
	06/29/2015	S-RSU		393	06/29/2018	06/29/2018

Patrick O’Sullivan	08/21/2014	NQSO	147.75	314	08/21/2015	08/21/2024
	08/21/2014	P-RSU		145	08/21/2017	08/21/2017
	08/21/2014	S-RSU		58	08/21/2017	08/21/2017
	06/29/2015	S-RSU		190	06/29/2020	06/29/2020
	06/29/2015	S-RSU		190	06/29/2018	06/29/2018

Phil Thompson	08/23/2012	NQSO	108.62	459	08/23/2013	08/23/2022
	08/22/2013	NQSO	119.78	320	08/22/2014	08/22/2023
	08/22/2013	P-RSU		171	08/22/2016	08/22/2016
	08/22/2013	S-RSU		68	08/22/2016	08/22/2016
	08/21/2014	P-RSU		139	08/21/2017	08/21/2017
	08/21/2014	NQSO	147.75	300	08/21/2015	08/21/2024
	08/21/2014	S-RSU		55	08/21/2017	08/21/2017
	06/29/2015	S-RSU		157	06/29/2020	06/29/2020
	06/29/2015	S-RSU		157	06/29/2018	06/29/2018

Lou Cherico	05/12/2014	S-RSU		1949	05/12/2017	05/12/2017
	08/21/2014	NQSO	147.75	807	08/21/2015	08/21/2024
	08/21/2014	P-RSU		372	08/21/2017	08/21/2017
	08/21/2014	S-RSU		149	08/21/2017	08/21/2017
	06/29/2015	S-RSU		567	06/29/2018	06/29/2018
	06/29/2015	S-RSU		567	06/29/2020	06/29/2020

Michael Kelly	08/21/2014	NQSO	147.75	261	08/21/2015	08/21/2024
	08/21/2014	P-RSU		120	08/21/2017	08/21/2017
	08/21/2014	S-RSU		48	08/21/2017	08/21/2017
	06/29/2015	S-RSU		142	06/29/2018	06/29/2018

Carolyn Naranjo	08/21/2014	NQSO	147.75	236	08/21/2015	08/21/2024
	08/21/2014	P-RSU		109	08/21/2017	08/21/2017
	08/21/2014	S-RSU		44	08/21/2017	08/21/2017
	06/29/2015	S-RSU		155	06/29/2018	06/29/2018

Griet Vandenheede	03/30/2015	P-RSU		558	05/20/2018	05/20/2018
	03/30/2015	S-RSU		1116	03/30/2018	03/30/2018

4.6.	As at the Latest Practicable Date, other than as set out in paragraph 4.5 above, no subsidiaries or associated companies of Perrigo or trustees of a pension scheme (other than an industry-wide scheme) in which Perrigo or a subsidiary of Perrigo participates was interested or held any short positions in any relevant Perrigo securities.

4.7.	As at the Latest Practicable Date, Morgan Stanley (financial advisors to Perrigo) and any person (other than an exempt principal trader) controlling, controlled by, or under the same control as Morgan Stanley, was interested in the following relevant Perrigo securities:

Name	Number of Relevant Perrigo securities
Morgan Stanley Equity Services Inc.	4,890

4.8.	As at the Latest Practicable Date, other than as set out in paragraph 4.7 above, neither Morgan Stanley (financial advisors to Perrigo) nor any person (other than an exempt principal trader) controlling, controlled by, or under the same control as Morgan Stanley was interested, or held any short positions, in any relevant Perrigo securities.

4.9.	As at the Latest Practicable Date, no partner or member of the professional staff of A&L Goodbody (Irish legal counsel to Perrigo) who is actively engaged in relation to the Offer or otherwise customarily engaged in the affairs of Perrigo since April 8, 2013 was interested, or held any short positions, in any relevant Perrigo securities, save that Mr. Ronan Lyons holds one Perrigo Share.

4.10.	As at the Latest Practicable Date, no partner or member of the professional staff of Wachtell, Lipton, Rosen & Katz (U.S. legal counsel to Perrigo) who is actively engaged in relation to the Offer or otherwise customarily engaged in the affairs of Perrigo since April 8, 2013 was interested in or held any short positions in any relevant Perrigo securities.

4.11.	As at the Latest Practicable Date, no partner or member of the professional staff of Fischer Behar Chen Well Orion & Co. (Israeli legal counsel to Perrigo) who is actively engaged in relation to the Offer or otherwise customarily engaged in the affairs of Perrigo since April 8, 2013 was interested in or held any short positions in any relevant Perrigo securities, save that Reuven Behar, a named Partner, holds five hundred Perrigo Shares.

4.12.	As at the Latest Practicable Date, no partner or member of the professional staff of Freshfields Bruckhaus Deringer LLP in the Netherlands (Dutch legal counsel to Perrigo) who is actively engaged in relation to the Offer or otherwise customarily engaged in the affairs of Perrigo since April 8, 2013 was interested in or held any short positions in any relevant Perrigo securities.

4.13.	As at the Latest Practicable Date, no partner or member of the professional staff of EY (auditors to Perrigo) who is actively engaged in relation to the Offer or otherwise customarily engaged in the affairs of Perrigo was interested in or held any short positions in any relevant Perrigo securities.

4.14.	As at the Latest Practicable Date, neither MacKenzie Partners, Inc. (information agent to Perrigo) nor any person (other than an exempt principal trader) controlling, controlled by, or under the same control as MacKenzie Partners, Inc. was interested, or held any short positions, in any relevant Perrigo securities.

4.15.	As at the Latest Practicable Date, no fund manager (other than an exempt fund manager) connected with Perrigo was interested in or held any short positions in any relevant Perrigo securities.

4.16.	Save as disclosed in this Annex C, neither Perrigo nor, so far as the Perrigo Directors are aware, any person(s) acting in concert with Perrigo has any Arrangement with any other persons in relation to relevant Perrigo securities.

4.17.	As at the Latest Practicable Date, no person(s) with whom an Arrangement relating to relevant Perrigo securities is in place with Perrigo or, so far as the Perrigo Directors are aware, no person(s) acting in concert with Perrigo was interested, or held any short positions, in any relevant Perrigo securities.

4.18.	As at the Latest Practicable Date, other than as set out in this paragraph 4, no person whose interests are required to be disclosed by the Company under the Irish Takeover Rules, was interested or held any short positions in any relevant Perrigo securities.

4.19.	The dealings during the disclosure period in relevant Perrigo securities by the following Directors or persons connected with them (within the meaning of Section 220 of the Companies Act) were as follows:

Name	Date of Dealing	Nature of Transaction	Number of relevant Perrigo securities	Price Paid
Joseph C. Papa	08/21/2014	Grant - NQSO	50,611	147.7500
	08/21/2014	Grant - P-RSU	23,350	(1)
	08/21/2014	Grant - S-RSU	6,768	(1)
	08/21/2014	Grant - S-RSU	9,340	(1)
	08/22/2014	Vesting - P-RSU	6,927	(1)
	08/22/2014	Vesting - S-RSU	5,498	(1)
	08/22/2014	Vesting - NQSO	15,431	90.65
	08/22/2014	Vesting - NQSQ	14,948	108.62
	08/22/2014	Vesting - NQSQ	14,832	119.78
	06/29/2015	Grant - P-RSU	21,994	(1)
	06/29/2015	Grant - S-RSU	21,994	(1)
	08/22/2015	Vesting - P-RSU	7,944	(1)
	08/21/2015	Vesting - S-RSU	3,546	(1)
	08/21/2015	Vesting - NQSO	14,947	108.62
	08/21/2015	Vesting - NQSO	14,832	119.78
	08/21/2015	Vesting - NQSO	16,871	147.75

Laurie Brlas	11/13/2014	Grant - SRSU	1,929	(1)
Gary Cohen	11/13/2014	Grant - SRSU	1,929	(1)
Jackie Fouse	11/13/2014	Grant - SRSU	1,929	(1)
Dave Gibbons	11/13/2014	Grant - SRSU	1,929	(1)
Ran Gottfried	05/15/2014	Sale of Shares	200	131.2500
	05/15/2014	Sale of Shares	800	131.2501
	11/13/2014	Grant - SRSU	1,929	(1)

Ellen Hoffing	11/13/2014	Grant - SRSU	1,929	(1)
Mike Jandernoa	07/22/2014(2)	Transfer of Shares	1,880
		as a gift
	11/13/2014	Grant – SRSU	1,929	(1)
	8/15/015(3)	Transfer of Shares	16,780
		as a gift

Gary Kunkle, Jr.	11/13/2014	Grant - SRSU	1,929	(1)

Herman Morris, Jr.	02/14/2014	Sale of shares	9,857	150.1826 (CRUT)
	02/14/2014	Sale of shares	7,413	149.1600 (CRUT)
	03/11/2014	Sale of shares	100	165.0292 (Custodian)
	03/11/2014	Sale of shares	100	165.0700 (Custodian)
	11/13/2014	Grant - SRSU	1,929	(1)
	11/14/2014	Sale of shares	200	154.4158 (Custodian)

Donal O’Connor	11/13/2014	Grant - SRSU	1,929	(1)

(1)	Each restricted stock unit represents a continent right to receive one share of Perrigo Company plc ordinary shares
(2)	Date filed with the SEC
(3)	Not filed; must be filed within 45 days of FY end

4.20.	As at the Latest Practicable Date, subsidiaries or associated companies of Perrigo and/or the trustees of a pension scheme (other than an industry-wide scheme) in which Perrigo or a subsidiary of Perrigo participates had the following dealings in relevant Perrigo securities:

Name	Date of Dealing	Nature of Transaction	Number of relevant Perrigo securities	Price Paid/Exercise Price (in the case of NQSO)
Mary Sheahan	08/21/2014	Grant of S-RSU	261	0
	08/21/2014	Grant of S-RSU	652	0
	08/21/2014	Grant of NQSO	1,414	147.75
	08/22/2014	Vesting P-RSU	6075	(1)
	08/22/2014	Vesting S-RSU	19	(1)
	06/29/2015	Grant of S-RSU	409	0
	06/29/2015	Grant of S-RSU	409	0
	08/21/2015	Vesting of NQSO	472	147.75
	08/21/2015	Vesting S-RSU	19	(1)
	08/21/2015	Vesting P-RSU	6074	(1)

Robert Willis	08/21/2014	Grant of NQSO	527	147.75
	08/21/2014	Grant of P-RSU	243	0
	08/21/2014	Grant of S-RSU	97	0
	06/29/2015	Grant of S-RSU	270	0
	06/29/2015	Grant of S-RSU	270	0
	08/21/2015	Vesting of NQSO	176	147.75

Joel Everts	08/21/2014	Grant of NQSO	241	147.75
	08/21/2014	Grant of P-RSU	111	0
	08/21/2014	Grant of S-RSU	44	0
	08/22/2014	Vesting S-RSU	125	(1)
	06/29/2015	Grant of S-RSU	131	0
	08/21/2015	Vesting S-RSU	107	(1)
	08/21/2015	Vesting of NQSO	81	147.75

Michael Tucker	08/21/2014	Grant of S-RSU	183	0
	08/22/2014	Vesting S-RSU	184	(1)
	08/22/2014	Vesting P-RSU	55	(1)
	06/29/2015	Grant of S-RSU	183	0
	06/29/2015	Grant of S-RSU	183	0
	08/21/2015	Vesting P-RSU	76	(1)
	08/21/2015	Vesting S-RSU	68	(1)
	08/21/2015	Vesting of NQSO	92	108.62

Russell Howard	08/21/2014	Grant of S-RSU	129	0
	08/21/2014	Grant of NQSO	699	147.75
	08/21/2014	Grant of P-RSU	322	0
	08/22/2014	Vesting S-RSU	179	(1)
	08/22/2014	Vesting P-RSU	226	(1)
	08/22/2014	Vesting of NQSO	241	90.65
	08/22/2014	Vesting of NQSO	192	108.62
	08/22/2014	Vesting of NQSO	142	119.78
	06/29/2015	Grant of S-RSU	393	0
	06/29/2015	Grant of S-RSU	393	0
	08/21/2015	Vesting S-RSU	142	(1)
	08/21/2015	Vesting P-RSU	159	(1)
	08/21/2015	Vesting of NQSO	233	147.75
	08/21/2015	Vesting of NQSO	141	119.78
	08/21/2015	Vesting of NQSO	191	108.62
	09/15/2015	Sale of Shares	124	183.77

Name	Date of Dealing	Nature of Transaction	Number of relevant Perrigo securities	Price Paid/Exercise Price (in the case of NQSO)
Patrick O’Sullivan	08/21/2014	Grant of NQSO	314	147.75
	08/21/2014	Grant of P-RSU	145	0
	08/21/2014	Grant of S-RSU	58	0
	06/29/2015	Grant of S-RSU	190	0
	06/29/2015	Grant of S-RSU	190	0
	08/21/2015	Vesting of NQSO	105	147.75

Phil Thompson	08/21/2014	Grant of S-RSU	55	0
	08/21/2014	Grant of NQSO	300	147.75
	08/21/2014	Grant of P-RSU	139	0
	08/22/2014	Vesting P-RSU	184	(1)
	08/22/2014	Vesting S-RSU	160	(1)
	08/22/2014	Vesting of NQSO	153	108.62
	08/22/2014	Vesting of NQSO	107	119.78
	09/28/2014	Vesting of NQSO	147	96.72
	06/29/2015	Grant of S-RSU	157	0
	06/29/2015	Grant of S-RSU	157	0
	08/21/2015	Vesting P-RSU	127	(1)
	08/21/2015	Vesting S-RSU	113	(1)
	08/21/2015	Vesting of NQSO	153	108.62
	08/21/2015	Vesting of NQSO	107	119.78
	08/21/2015	Vesting of NQSO	100	147.75

Lou Cherico	05/12/2014	Grant of S-RSU	1949	0
	08/21/2014	Grant of NQSO	807	147.75
	08/21/2014	Grant of P-RSU	372	0
	08/21/2014	Grant of S-RSU	149	0
	05/12/2015	Vesting S-RSU	153	(1)
	06/29/2015	Grant of S-RSU	567	0
	06/29/2015	Grant of S-RSU	567	0
	08/21/2015	Vesting of NQSO	269	147.75

Michael Kelly	08/21/2014	Grant of S-RSU	48	0
	08/21/2014	Grant of NQSO	261	147.75
	08/21/2014	Grant of P-RSU	120	0
	08/22/2014	Vesting P-RSU	121	(1)
	08/22/2014	Vesting S-RSU	96	(1)
	08/22/2014	Vesting of NQSO	129	96.65
	08/22/2014	Vesting of NQSO	120	108.62
	08/22/2014	Vesting of NQSO	86	119.78
	06/29/2015	Grant of S-RSU	142	0
	08/21/2015	Vesting P-RSU	99	(1)
	08/21/2015	Vesting S-RSU	88	(1)
	08/21/2015	Vesting of NQSO	119	108.62
	08/21/2015	Vesting of NQSO	86	119.78
	08/21/2015	Vesting of NQSO	87	147.75

Carolyn Naranjo	08/21/2014	Grant of NQSO	236	147.74
	08/21/2014	Grant of P-RSU	109	0
	08/21/2014	Grant of S-RSU	44	0
	08/22/2014	Vesting of NQSO	73	119.78
	06/29/2015	Grant of S-RSU	155	0
	08/21/2015	Vesting of NQSO	73	119.78
	08/21/2015	Vesting of NQSO	79	147.75

Griet Vandenheede	03/30/2015	Grant of S-RSU	1116	0
	03/30/2015	Grant of P-RSU	558	0

(1)	Each restricted stock unit represents a continent right to receive one share of Perrigo Company plc ordinary shares

4.21.	As at the Latest Practicable Date, other than as set out in paragraph 4.20 above, there were no dealings during the disclosure period, in relevant Perrigo securities by subsidiaries or associated companies of Perrigo or by the trustees of a pension scheme (other than an industrywide scheme) in which Perrigo or a subsidiary of Perrigo participates.

4.22.	During the relevant period there were no dealings in relevant Perrigo securities by Morgan Stanley or persons (other than exempt principal traders or exempt fund managers) controlling or under the same control as Morgan Stanley:

4.23.	During the relevant period, there were no dealings in relevant Perrigo securities by any partner or member of the professional staff of A&L Goodbody (Irish legal advisors to Perrigo) engaged actively in relation to the Offer or otherwise customarily engaged in the affairs of Perrigo since April 8, 2013.

4.24.	During the relevant period, there were no dealings in relevant Perrigo securities by any partner or member of the professional staff of Wachtell, Lipton, Rosen & Katz (U.S. legal advisors to Perrigo) who is actively engaged in relation to the Offer or otherwise customarily engaged in the affairs of Perrigo since April 8, 2013.

4.25.	During the relevant period, there were no dealings in relevant Perrigo securities by any partner or member of the professional staff of Fischer Behar Chen Well Orion & Co. (Israeli legal counsel to Perrigo) who is actively engaged in relation to the Offer or otherwise customarily engaged in the affairs of Perrigo since April 8, 2013.

4.26.	During the relevant period, there were no dealings in relevant Perrigo securities by any partner or member of the professional staff of Freshfields Bruckhaus Deringer LLP in the Netherlands (Dutch legal counsel to Perrigo) who is actively engaged in relation to the Offer or otherwise customarily engaged in the affairs of Perrigo since April 8, 2013.

4.27.	During the relevant period, there were no dealings in relevant Perrigo securities by any partner or member of the professional staff of EY (auditors to Perrigo) who is actively engaged in relation to the Offer or otherwise customarily engaged in the affairs of Perrigo since April 8, 2013.

4.28.	During the relevant period, there were no dealings in relevant Perrigo securities by MacKenzie Partners Inc. (information agent to Perrigo) or persons (other than exempt principal traders or exempt fund managers) controlling or under the same control as MacKenzie Partners Inc.

4.29.	During the relevant period, there were no dealings in relevant Perrigo securities by a fund manager (other than an exempt fund manager) connected with Perrigo.

4.30.	As at the Latest Practicable Date, no person(s) with whom an Arrangement relating to relevant Perrigo securities is in place with the Company, or an Associate of the Company, owned or controlled any relevant Perrigo securities.

4.31.	As at the Latest Practicable Date, and other than as may be set out above in this paragraph 4, there were no dealings in relevant Perrigo securities which the Company is required to disclose under the Irish Takeover Rules.

4.32.	Perrigo has not redeemed or repurchased any relevant Perrigo securities during the disclosure period.

4.33.	To the best of Perrigo’s knowledge, the Perrigo Directors, executive officers or affiliates do not intend to accept the Offer, in respect of their own beneficial holdings of securities.

5.	INTERESTS, SHORT POSITIONS AND DEALINGS IN RELEVANT MYLAN SECURITIES

5.1.	As at the Latest Practicable date Perrigo was not interested in, nor did it hold any short positions in, any relevant Mylan securities.

5.2.	As at the Latest Practicable Date, neither Perrigo nor any Perrigo Directors (including persons connected with them within the meaning of Section 220 of the Companies Act) were interested in, nor did they hold any short positions in, any relevant Mylan securities, save as follows:

Name	Number of Relevant Mylan securities
Perrigo Company plc	100
Joseph C. Papa	4,965
Michael J. Jandernoa	640

5.3	As at the Latest Practicable Date, Morgan Stanley (financial advisors to Perrigo) and any other person (other than an exempt principal trader) controlling, controlled by, or under the same control as Morgan Stanley was interested in the following relevant Mylan securities:

Name	Number of Relevant Mylan Securities
FUNDLOGIC SAS	459,300
Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.	2,030
Morgan Stanley Equity Services Inc.	455
Morgan Stanley Strategic Investments, Inc.	-4

Morgan Stanley Equity Services Inc. holds a short interest of -4 shares in the relevant Mylan securities.

5.4.	As at the Latest Practicable Date, other than as set out in paragraph 5.3 above, neither Morgan Stanley (financial advisor to Perrigo) nor any person (other than an exempt principal trader) controlling, controlled by or under the same control as Morgan Stanley was interested, or held any short positions, in any relevant Mylan securities.

5.5.	As at the Latest Practicable Date, no partner or member of the professional staff of A&L Goodbody (Irish legal advisor to Perrigo) actively engaged in relation to the acquisition or who is customarily engaged in the affairs of Perrigo or who has been engaged in those affairs since April 8, 2013 was interested, or held any short positions, in any relevant Mylan securities.

5.6.	As at the Latest Practicable Date, no partner or member of the professional staff of Wachtell, Lipton, Rosen & Katz (U.S. legal advisor to Perrigo) actively engaged in relation to the acquisition or who is customarily engaged in the affairs of Perrigo or who has been engaged in those affairs since April 8, 2013 was interested, or held any short positions, in any relevant Mylan securities.

5.7.	As at the Latest Practicable Date, no partner or member of the professional staff of Fischer Behar Chen Well Orion & Co. (Israeli legal counsel to Perrigo) actively engaged in relation to the acquisition or who is customarily engaged in the affairs of Perrigo or who has been engaged in those affairs since April 8, 2013 was interested, or held any short positions, in any relevant Mylan securities.

5.8.	As at the Latest Practicable Date, no partner or member of the professional staff of Freshfields Bruckhaus Deringer LLP in the Netherlands (Dutch legal counsel to Perrigo) actively engaged in relation to the acquisition or who is customarily engaged in the affairs of Perrigo or who has been engaged in those affairs since April 8, 2013 was interested, or held any short positions, in any relevant Mylan securities

5.9.	As at the Latest Practicable Date, no partner or member of the professional staff of EY (auditors to Perrigo) actively engaged in relation to the acquisition or who is customarily engaged in the affairs of Perrigo or who has been engaged in those affairs since April 8, 2013 was interested, or held any short positions, in any relevant Mylan securities.

5.10.	As at the Latest Practicable Date, neither MacKenzie Partners, Inc. (information agent to Perrigo) nor any person (other than exempt principal traders or exempt fund managers) controlling, controlled by, or under the same control as MacKenzie Partners, Inc. was interested, or held any short positions, in any relevant Mylan securities.

5.11.	As at the Latest Practicable Date, no fund manager (other than an exempt fund manager) connected with Perrigo was interested in or held any short positions in any relevant Mylan securities.

5.12.	Save as disclosed in this Annex C, neither Perrigo nor, so far as the Perrigo Directors are aware, any person(s) acting in concert with Perrigo has any Arrangement with any other persons in relation to relevant Mylan securities.

5.13.	As at the Latest Practicable date, no person(s) with whom an Arrangement relating to relevant Perrigo securities is in place with Perrigo or, so far as the Perrigo Directors are aware, no person(s) acting in concert with Perrigo, was interested or held any short positions, in any relevant Mylan securities.

5.14.	As at the Latest Practicable date, other than as set out in this paragraph 5, no person whose interests are required to be disclosed by the Company under the Irish Takeover Rules, was interested or held any short positions in any relevant Mylan securities.

5.15.	During the disclosure period, there were no dealings in relevant Mylan securities by Perrigo save for the below:

Name	Date of Dealing	Nature of Transaction	Number of relevant Mylan securities	Price Paid
Perrigo Company plc	07/30/2015	Securities Purchased	100	$57.03 per share

5.16.	The dealings during the disclosure period in relevant Mylan securities by the following Directors or persons connected with them (within the meaning of Section 220 of the Companies Act) were as follows:

Name	Date of Dealing	Nature of Transaction	Number of relevant Mylan securities	Price Paid
Joseph C. Papa	03/12/2015	Securities Purchased	3840	$221,568
42 NORTH INV LLC FOCUSED GR 20(1)	05/12/2015	Securities Sold	575	$40,637
42 NORTH INV LLC FOCUSED GR 20(1)	04/27/2015	Securities Sold	99	$7,130
42 NORTH INV LLC FOCUSED GR 20(1)	04/21/2015	Securities Sold	93	$6,828
42 NORTH INV LLC FOCUSED GR 20(1)	04/08/2015	Securities Sold	87	$5,848
MSJ CAPITAL LLC TLH S&P 500(1)	03/12/2015	Securities Purchased	20	$1,206
M&S FAMILY INV US TLH(1)	03/11/2015	Securities Purchased	10	$588
MSJ CAPITAL LLC TLH S&P 500(1)	03/02/2015	Non Purchase and Sales	40	General sale as part of a managed fund
M&S FAMILY INV US TLH(1)	03/02/2015	Non Purchase and Sales	350	General sale as part of a managed fund
MSJ CAPITAL LLC TLH S&P 500(1)	03/02/2015	Non Purchase and Sales	20	General sale as part of a managed fund
M&S FAMILY INV US TLH(1)	03/02/2015	Non Purchase and Sales	200	General sale as part of a managed fund
MSJ CAPITAL LLC TLH S&P 500(1)	03/02/2015	Non Purchase and Sales	854	General sale as part of a managed fund
MSJ CAPITAL LLC TLH S&P 500(1)	08/02/2015	Non Purchase and Sales	Sale of remaining holding	General sale as part of a managed fund

(1)	Michael J. Jandernoa is the general partner of 42 North Partners (f/k/a Bridge Street Capital Fund 1, LLP), and he is the manager of M&S Family Investments and 42 North Investments.

Laurie Brlas, Gary Cohen, Jackie Fouse, Dave Gibbons, Ron Gottfried, Ellen Hoffing, Gary Kunkle, Herman Morris and Donal O’Connor did not have any dealings in relevant Mylan securities during the disclosure period.

5.17.	There were no dealings during the disclosure period, in relevant Mylan securities by subsidiaries or associated companies of Perrigo or by the trustees of a pension scheme (other than an industrywide scheme) in which Perrigo or a subsidiary of Perrigo participates.

5.18.	The dealings during the relevant period in relevant Mylan securities by Morgan Stanley (financial advisors to Perrigo) and any other person (other than an exempt principal trader) controlling, controlled by, or under the same control as Morgan Stanley were as follows:

Name	Date of Dealing	Nature of Transaction	Number of Relevant Mylan Securities	Price US$
FUNDLOGIC SAS	08/24/2015	Buy	8,681	51.50
FUNDLOGIC SAS	08/25/2015	Buy	489,985	49.81
FUNDLOGIC SAS	09/03/2015	Sale	-39,366	48.12
Morgan Stanley Equity Services Inc.	06/24/2015	Sale	-12965	70.86

5.19.	During the relevant period, there were no dealings in relevant Mylan securities by any partner or member of the professional staff of A&L Goodbody (Irish legal advisors to Perrigo) engaged actively in relation to the Offer or otherwise customarily engaged in the affairs of Perrigo since April 8, 2013.

5.20.	During the relevant period, there were no dealings in relevant Mylan securities by any partner or member of the professional staff of Wachtell, Lipton, Rosen & Katz (US legal advisor to Perrigo) engaged actively in relation to the Offer or otherwise customarily engaged in the affairs of Perrigo since April 8, 2013.

5.21.	During the relevant period, there were no dealings in relevant Mylan securities by any partner or member of the professional staff of Fischer Behar Chen Well Orion & Co. (Israeli legal counsel to Perrigo) who is actively engaged in relation to the Offer or otherwise customarily engaged in the affairs of Perrigo since April 8, 2013.

5.22.	During the relevant period, there were no dealings in relevant Mylan securities by any partner or member of the professional staff of Freshfields Bruckhaus Deringer LLP in the Netherlands (Dutch legal counsel to Perrigo) who is actively engaged in relation to the Offer or otherwise customarily engaged in the affairs of Perrigo since April 8, 2013.

5.23.	During the relevant period, there were no dealings in relevant Mylan securities by any partner or member of the professional staff of EY (auditors to Perrigo) who is actively engaged in relation to the Offer or otherwise customarily engaged in the affairs of Perrigo since April 8, 2013.

5.24.	During the relevant period, there were no dealings in relevant Mylan securities by MacKenzie Partners Inc. (information agent to Perrigo) or persons (other than exempt principal traders or exempt fund managers) controlling or under the same control as MacKenzie Partners Inc.

5.25.	During the relevant period, there were no dealings in relevant Mylan securities by a fund manager (other than an exempt fund manager) connected with Perrigo.

5.26.	As at the Latest Practicable Date, no person(s) with whom an Arrangement relating to relevant Mylan securities is in place within the Company, or an Associate of the Company, owned or controlled any relevant Mylan securities.

5.27.	As at the Latest Practicable Date, and other than as may be set out above in this paragraph 5, there were no dealings in relevant Mylan securities which the Company is required to disclose under the Irish Takeover Rules.

6.	MATERIAL CONTRACTS

The following are details of material contracts (not being contracts entered into in the ordinary course of business) which have been entered into by any member of the Perrigo Group during the period commencing April 8, 2013 (being two years’ prior to the commencement of the Offer Period).

6.1.	Acquisition of Omega Pharma N.V.

Pursuant to the terms of a share purchase agreement entered into on November 6, 2014, among Alychlo NV and Holdco I BE NV (as the sellers) and the Company (as the purchaser) (the “Share Purchase Agreement”) the Company, on March 30, 2015, completed its acquisition of Omega Pharma N.V. (“Omega Pharma”), a limited liability company incorporated under the laws of Belgium (the “Omega Pharma Acquisition”). The consideration paid by the Company totaled approximately $4.4 billion, and consisted of approximately $2.1 billion of cash, the assumption of $1.4 billion of Omega Pharma debt as detailed below, and the issuance of 5,397,711 Perrigo Shares. The Sellers of Omega Pharma were Marc Coucke, Waterland Private Equity Fund V CV and co-investors of Waterland (the “Sellers”). The Sellers agreed to indemnify the Company for certain potential future losses and the Sellers’ indemnification and other obligations to the Company under the Share Purchase Agreement are secured up to $268.7 million. The Share Purchase Agreement contains customary representations, warranties, and covenants of the parties thereto.

In connection with the Omega Pharma Acquisition, the Company assumed all outstanding indebtedness of Omega Pharma and its subsidiaries, which included (i) EUR 135,043,889 of 5.1045% senior notes due 2023 (the “2023 Notes”) and USD 20,000,000 (after hedging arrangements, EUR 16,247,000) of 6.19% senior notes due 2016 (the “2016 Notes”), (ii) EUR 300,000,000 of 5.125% retail bonds due 2017, EUR 180,000,000 of 4.500% retail bonds due 2017 and EUR 120,000,000 of 5.000% retail bonds due 2019 (collectively, the “Retail Notes”), (iii) approximately EUR 500,000,000 available under a revolving credit facility and (iv) approximately EUR 50,000,000 available under certain overdraft facilities. On the completion date of the Acquisition, Omega Pharma issued a notice of termination of its revolving credit facility and a notice of a change of control offer for the 2016 Notes and the 2023 Notes.

On April 8, 2015, Perrigo repaid the EUR 500,000,000 outstanding under the revolving credit facility and terminated the facility. On May 29, 2015, Perrigo repaid the 2016 Notes.

6.2.	Acquisition of Elan Corporation, plc

Pursuant to the terms of a transaction agreement entered into on July 28, 2013, among Elan Corporation plc, Perrigo Company (a Michigan Corporation), Leopard Company, Habsont Limited and the Company (the “Transaction Agreement”) the Company, on December 18, 2013, completed its acquisition of Elan Corporation plc, an Irish incorporated company (“Elan”), in a cash and stock transaction valued on the date of the announcement at approximately US$8.6 billion. At the completion of the transaction, the holder of each Elan ordinary share and each Elan American Depositary Share received from Perrigo $6.25 in cash and 0.07636 of an ordinary share in the newly formed Irish parent company, Perrigo Company plc. As a result of the transaction former Perrigo and Elan shareholders held approximately 71% and 29%, respectively, of Perrigo’s ordinary shares immediately after the acquisition. Following the transaction, the ordinary shares of Perrigo were listed on the New York Stock Exchange and the Tel Aviv Stock Exchange The acquisition of Elan, provided the Company with assets focused on the treatment of Multiple Sclerosis (Tysabri®). The jurisdictional mix of income and the new corporate structure also resulted in a lower world-wide effective tax rate.

In connection with the acquisition of Elan, on July 28, 2013, Perrigo entered into (i) a 364-day debt bridge loan credit agreement (the “Debt Bridge Credit Agreement”) among Perrigo, the lenders from time to time party thereto, HSBC Bank USA, N.A., as Syndication Agent, and Barclays Bank plc, as Administrative Agent, and (ii) a 60-day cash bridge loan credit agreement among Perrigo, the lenders from time to time party thereto, HSBC Bank USA, N.A., as Syndication Agent, and Barclays Bank plc, as Administrative Agent (the “Cash Bridge Credit Agreement” and, together with the Debt Bridge Credit Agreement, the “Bridge Credit Agreements”). Under the Debt Bridge Credit Agreement and the Cash Bridge Credit Agreement, Barclays Bank PLC and HSBC Bank USA, N.A. provided Perrigo Company plc, respectively, with senior unsecured debt financing in an aggregate principal amount of up to $2.65 billion and senior unsecured cash financing in an aggregate principal amount of up to $1.7 billion in each case to finance, in part, the cash component of the Elan acquisition consideration, the repayment of certain existing indebtedness of the Company and pay certain transaction expenses.

The commitments under the Debt Bridge Credit Agreement and the Cash Bridge Credit Agreement (the “Bridge Credit Agreements”) were terminated on November 8, 2013 and December 24, 2013, respectively. At no time did Perrigo draw under the Bridge Credit Agreements.

6.3.	Debt Issuances

On December 2, 2014, Perrigo Finance plc, a 100% owned finance subsidiary of the Company (“Perrigo Finance”) issued $500.0 million aggregate principal amount of 3.50% senior notes due 2021 (the “2021 Notes”), $700.0 million aggregate principal amount of 3.90% senior notes due 2024 (the “2024 Notes”), and $400.0 million aggregate principal amount of 4.90% senior notes due 2044 (the “2044 Notes” and, together with the 2021 Notes and the 2024 Notes, the “2014 Bonds”). Interest on the 2014 Bonds is payable semiannually in arrears in June and December of each year, beginning in June 2015. The 2014 Bonds are governed by a base indenture and a first supplemental indenture (collectively the “2014 Indenture”). The 2014 Bonds are fully and unconditionally guaranteed on a senior unsecured basis by the Company, and no other subsidiary of the Company guarantees the 2014 Bonds. There are no restrictions under the 2014 Bonds on the Company’s ability to obtain funds from its subsidiaries. The Company received net proceeds of approximately $1.6 billion from issuance of the 2014 Bonds after fees and market discount. The Company may redeem the 2014 Bonds in whole or in part at any time for cash at the redemption prices described in the 2014 Indenture. On December 5, 2014, Perrigo Finance entered into a term loan agreement consisting of a €500.0 million ($614.3 million) tranche, with the ability to draw an additional €300.0 million ($368.6 million) tranche, maturing December 5, 2019, and a $600.0 million revolving credit agreement which stepped up to $1.0 billion upon the closing of the Omega Pharma acquisition (the “2014 Revolver”) (together, the “2014 Credit Agreements”), and Perrigo Company plc (“Perrigo Company”) entered into a $300.0 million term loan tranche maturing December 18, 2015. There were no borrowings outstanding under the 2014 Revolver as of September 11, 2015.

7.	DIRECTORS’ SERVICE CONTRACTS

7.1.	Mr. Joe Papa

Mr. Papa’s employment agreement became effective on October 9, 2006. Consistent with our emphasis on performance-based pay, the majority of Mr. Papa’s annual compensation is stock-based with the ultimate value realized based on Perrigo’s stock price performance. In accordance with his employment agreement, Mr. Papa’s compensation currently includes: a base salary ($1,200,000 as of September 11, 2015, which is Mr. Papa’s current fixed remuneration); participation in the Management Incentive Bonus Plan; annual grants of stock options, service-based restricted units and performance-based restricted stock units; and participation in Perrigo’s other employee benefit plans.

Mr. Papa also serves on the Board of Directors pursuant to the terms of his employment agreement. Although the agreement had an initial term of two years, it automatically was extended for additional 12-month periods and will continue to do so until either Perrigo or Mr. Papa provides written notice of non-renewal to the other party at least 120 days before the last day of the then-current renewal term. The agreement contains customary confidentiality obligations, non-competition restrictions for two years from the date of termination of his employment and non-solicitation restrictions for one year from the date of termination of his employment.

If Mr. Papa were involuntarily terminated by Perrigo without cause or voluntarily terminated for good reason (as defined in the agreement), he would receive cash severance benefits, benefit continuation and continued vesting of certain stock-based awards. There are no additional enhancements for a termination of employment following a change of control.

All of our named executive officers participate in our MIB Plan, LTIP, and our Deferred Compensation Plan. These plans may require us to provide compensation to these officers in the event of a termination of employment or a change-in-control of Perrigo. Mr. Papa also would receive compensation under his employment agreement in the event of a termination of employment or a change-in-control of Perrigo; however, any severance benefits payable under that agreement will only occur in the event of a termination of employment which, when following a change-in-control of Perrigo, results in a “double trigger” for severance benefits. The Remuneration Committee retains discretion to provide, and in the past has provided, additional benefits to executive officers upon termination or resignation if it determines the circumstances so warrant.

Under Mr. Papa’s employment agreement, his employment may be terminated during the term of the agreement under the following circumstances:

•	upon Mr. Papa’s death or disability;

•	by Perrigo for cause (as defined in the agreement);

•	by Mr. Papa upon 30 days’ written notice;

•	by mutual agreement;

•	by Perrigo without cause upon 30 days’ written notice; or

•	by Mr. Papa with good reason (as defined in the agreement).

If Mr. Papa’s employment is terminated during the term of the agreement for any reason, he will receive compensation and benefits earned to date, including payment for unused vacation days. If Mr. Papa’s employment is terminated as a result of death or disability, Mr. Papa also will receive a pro rata management incentive bonus for the portion of the year he was employed. If Perrigo terminates Mr. Papa’s employment for cause, he will receive compensation and benefits earned to date, but he will forfeit any options (whether vested or unvested), restricted stock and unvested benefits. Any salary and unused vacation days will be paid to Mr. Papa in a lump sum as soon as practicable following the date of termination. Other benefits will be paid to Mr. Papa in accordance with applicable law and the terms of any applicable plan or arrangement.

If during the term of this agreement Mr. Papa’s employment is terminated by Perrigo without cause or by him for good reason and he agrees to a release of claims against Perrigo, he will also be entitled to compensation and benefits earned to that date, as well as:

•	payment of an amount equal to 24 months of his then-current salary and target bonus, payable in regular payroll installments;

•	continued vesting as if he had remained employed with Perrigo of the stock option and restricted stock awards granted to him upon his hire and the ability to exercise those options, to the extent they were vested at termination or vest subsequently, until the later of (i) 25 months after the date of termination, (ii) 30 days after the last vesting date of an option that vests after termination, or (iii) any later applicable date specified in the Long Term Incentive Award Agreement (“Award Agreement”) pursuant to which the options were granted; provided that no option may be exercised later than the expiration of the option term as specified in the Award Agreement;

•	continued vesting for a period of 24 months of all other stock option and restricted stock awards granted to him, and the ability to exercise those options, to the extent they were vested at termination or vest subsequently, until the later of (i) 25 months after the date of termination, or (ii) any later applicable date specified in the award agreement pursuant to which the options were granted; provided that no option may be exercised later than the expiration of the option term as specified in the award agreement; and

•	a pro rata management incentive bonus for the portion of the year he was employed.

Payments Under the Management Incentive Bonus Plan

Generally, no portion of the payments under the MIB Plan is considered earned or payable for a particular year unless Mr. Papa is employed by us and in good standing on the first day of the following fiscal year. The MIB Plan, however, may require us to make payments to Mr. Papa in the event that he is no longer employed by Perrigo on the first day of the following fiscal year under the following circumstances:

•	retirement at age 65 or older;

•	retirement at age 60 or older with at least 10 years of service;

•	early retirement of Mr. Papa under an early retirement plan;

•	permanent disability as determined by the Remuneration Committee; or

•	death.

Under all circumstances listed above, Mr. Papa, or his estate in the case of death, will be entitled to a pro rata portion of any payment under the MIB Plan for that fiscal year, computed to the date of the termination.

Payments Under the Long-Term Incentive Plan

If Mr. Papa terminates employment with us due to death, disability or retirement, his (i) outstanding options will immediately vest in full and (ii) restricted stock units and performance-based restricted stock units will be free of any restriction period. The outstanding options may be exercised in whole or in part by the participant or his fiduciary, beneficiary or conservator, as applicable, at any time prior to their respective expiration dates.

If Mr. Papa is involuntarily terminated for economic reasons, he may exercise his options, to the extent vested, at any time prior to the earlier of (i) the date that is 30 days after the date that is 24 months after the termination date, or (ii) the respective expiration dates. Any options, restricted stock units and performance-based restricted stock units that are not vested on the termination date, but are scheduled to vest during the 24-month period following the termination date according to the vesting schedule in effect before termination, will vest as if Mr. Papa had continued to provide services to us during the 24-month period. Any unvested options, restricted stock units and performance-based restricted stock units that are not scheduled to vest during that 24-month period will be forfeited on the termination date. If Mr. Papa dies after the termination date while his options remain exercisable, the fiduciary of Mr. Papa’s estate or his beneficiary may exercise the options (to the extent that those options were vested and exercisable prior Mr. Papa’s death) at any time prior to the later of the date that is (i) 30 days after the date that is 24 months after Mr. Papa’s termination date, or (ii) 12 months after the date of death, but in no event later than the expiration dates of his options. Upon an event of termination for any reason during the restriction period, restricted shares and stock units still subject to restriction generally will be forfeited by Mr. Papa and reacquired by Perrigo. We may in our sole discretion waive in whole or in part any or all remaining restrictions with regard to Mr. Papa’s shares, except for restricted share awards that are intended to comply with certain performance-based compensation requirements.

If Mr. Papa is terminated for cause, any restricted shares or units subject to a restriction period will be forfeited and his or her right to exercise his options will terminate. If within 60 days after Mr. Papa is terminated for any reason, Perrigo discovers circumstances that would have permitted us to terminate a Mr. Papa for cause, any shares, cash or other property paid or delivered to Mr. Papa will be forfeited and Mr. Papa must repay those amounts to Perrigo.

If Mr. Papa is terminated for any reason other than those described above, Mr. Papa will have the right to exercise his options at any time prior to the earlier of (i) the date that is three months after the termination date, or (ii) their respective expiration dates, but only to the extent that those options were vested prior to the termination date. Any options or restricted stock units and performance based restricted stock units that are not vested at the termination date will be forfeited on the termination date. If Mr. Papa dies after the termination date while his options remain exercisable, the fiduciary of Mr. Papa’s estate or his beneficiary may exercise the options (to the extent that those options were vested and exercisable prior to Mr. Papa’s death) at any time prior to the earlier of (i) 12 months after the date of death, or (ii) their respective expiration dates.

In the event of a change in control (as defined in the LTIP), options, restricted stock units and performance based restricted stock units outstanding under the LTIP as of the date of the change in control that have not vested will become vested and the options will become fully exercisable. The restrictions and deferral limitations applicable to any restricted shares and units will lapse and the restricted shares and units will become free of all restrictions and limitations and will become fully vested and transferable. In addition, upon a change in control, all performance awards will be considered to be earned and payable in full, and any deferral or other restriction will lapse and the performance awards will be immediately settled and distributed. The restrictions and deferral limitations and other conditions applicable to any other stock unit awards or any other awards will lapse and those other stock unit awards and other awards will become free of all restrictions, limitations or conditions and will become fully vested and transferable to the full extent of the original grant.

Payments Under the Non-Qualified Deferred Compensation Plan

If a named executive officer is terminated for any reason other than death, he or she will receive a termination benefit under the Deferred Compensation Plan equal to his or her vested account balance.

This termination benefit will be paid to the named executive officer in a lump sum or under an annual installment method of up to 15 years, based on the named executive officer’s choice when he or she began participation in the plan or as he or she subsequently changed the election. If the named executive officer did not make an election with respect to method of payment for a termination benefit, he or she will be deemed to have elected to be paid in a lump sum. Payments generally will be made no later than 60 days after the named executive officer terminates his or her employment with us. A named executive officer’s beneficiary will receive a survivor benefit equal to the named executive officer’s vested account balance if the named executive officer dies before he or she commences payment under the Deferred Compensation Plan. The survivor benefit will be paid to the named executive officer’s beneficiary in a lump sum payment as soon as administratively practicable, but in no event later than 60 days after the last day of the plan year in which the named executive officer dies.

7.2.	Non-Executive Directors

None of the Non-Executive Directors has a service contract with the Company or its subsidiaries or associated companies with more than 12 months to run.

8.	CONSENTS

8.1.	Morgan Stanley, has given and not withdrawn its written consent to the inclusion in this document of the references to its name in the form and context which they appear.

8.2.	EY, has given and not withdrawn its written consent to the inclusion in this document of the references to its name in the form and context which they appear.

9.	MATERIAL CHANGES

9.1.	The trading and financial position of the Perrigo Group has not changed since June 27, 2015, being the date to which the last published audited accounts of the Perrigo Group were prepared, save that on August 12, 2015 Perrigo declared a quarterly dividend of $0.125 per share, payable on September 15, 2015 to shareholders of record on August 28, 2015.

10.	GENERAL

10.1.	No person has been authorised to give any information or make any representation other than those contained in this Annex C and, if given or made, such information or representations must not be relied upon as having been authorised by Perrigo, Morgan Stanley and EY. Neither the publication of this Annex C nor any transactions made on the basis hereof shall, under any circumstances, create an implication that there has been no change in the affairs of Perrigo since the date hereof or that the information is correct as of any time subsequent to its date.

10.2.	The contents of Perrigo’s website do not form part of this Annex C.

11.	DOCUMENTS AVAILABLE FOR INSPECTION

11.1.	Copies of the following documents are available for inspection during normal business hours on any Business Day at the offices of A&L Goodbody, IFSC, North Wall Quay, Dublin D01 H104, Ireland and at the following website http://www.perrigo.com/StandaloneValue for as long as the Offer remains open for acceptance:

11.1.1.	this document;

11.1.2.	the Memorandum and Articles of Association of the Company;

11.1.3.	the published audited consolidated financial accounts of the Company for the years ended June, 27 2015 and June 28, 2014;

11.1.4.	Perrigo’s Quarterly Report on Form 10-Q for the period ending March 28, 2015 and Perrigo’s results for the second calendar quarter on Form 8-K for the period ending June 27, 2015;

11.1.5.	the material contracts referred to in paragraph 6 of this Annex C entered into in connection with the Offer;

11.1.6.	the report of EY in respect of the Profit Forecast and the report of Morgan Stanley in respect of the Profit Forecast and the consents of EY and Morgan Stanley described in Section 8 of this Annex C; and

11.1.7.	any document required to be displayed pursuant to Rule 26(b)(iii) of the Irish Takeover Rules.

APPENDIX II

PROFIT FORECAST

PERRIGO PROFIT FORECAST

Profit Forecast including Bases and Assumptions

1.	General

On April 21, 2015, within its quarterly earnings release, Perrigo Company plc (“Perrigo”) issued forward looking consolidated calendar 2015 guidance of:

•	Operating cash flow of approximately $1.2 billion

•	Adjusted earnings per diluted share between $7.50 and $8.00

Perrigo Company confirmed this guidance on August 5, 2015 within its calendar 2015 second quarter earnings release, and has today confirmed this guidance as set out in this Appendix II.

The statements above regarding forecasted adjusted earnings per diluted share and operating cash flows for calendar 2015 constitute a profit forecast (“Profit Forecast”) for the purposes of Rule 28 of the Irish Takeover Rules.

Adjusted earnings per diluted share is calculated as adjusted net income per share divided by adjusted weighted average diluted shares outstanding.

Adjusted net income is defined as U.S. GAAP net income, adjusted to exclude:

•	Amortization of acquired intangible assets related to business combinations and asset acquisitions

•	Restructuring charges related to completed business acquisition and for organizational improvements

•	Unusual litigation charges

•	Transaction and pre-deal financing costs related to the Omega Pharma acquisition

•	An initial payment made by Perrigo in connection with an R&D arrangement

•	Acquisition and integration-related charges

•	Equity method investment losses

•	Acquisition related inventory step-up costs

•	Legal and consulting fees related to the Mylan defense

•	Acquisition related contingent consideration costs

•	Goodwill impairment

•	Investment impairment charges

•	Losses on derivatives related to a pending acquisition and terminated debt

•	Tax effect of the above items

Adjusted weighted average diluted shares outstanding is calculated by adding the incremental shares from assumed conversions of stock options and restricted stock awards to the weighted average basic shares outstanding and deducting the impact of shares issued to finance the Omega Pharma acquisition prior to the close of that transaction.

2.	Basis of preparation

The Profit Forecast is based on the unaudited published results for the six months to June 27, 2015 plus six months of forecasted results. The Profit Forecast has been prepared on a basis consistent with the accounting policies adopted by Perrigo which are in accordance with U.S. GAAP and those adopted in the audited financial statements for the fiscal year ending June 27, 2015 as well as those expected to be adopted for the six month period ended December 31, 2015. Perrigo is changing its fiscal year end to December 31 beginning with the year ended December 31, 2016. Perrigo will publish calendar 2015 financial results.

Additionally, Perrigo has changed its reporting segments to more closely reflect the management of the Company and the opportunities related to each underlying segment. Accordingly, the Company filed a Form 8-K on April 21, 2015 to disclose the historical recast quarterly financial statements for calendar years 2010 — 2014 in the prospective segment format. The Company has committed to publishing actual results on a consistent basis.

The Profit Forecast was prepared on the basis that there will be no material change in the ownership of Perrigo.

3.	Assumptions

The Perrigo Directors have prepared the Profit Forecast on the basis of the following assumptions:

Factors within the Directors Influence and Control

•	The Profit Forecast assumes growth levels for the existing business segments (excluding Branded CHC) for the second half of the calendar year 2015 are consistent with those achieved through the first half of calendar year 2015.

•	The integration of, and realization of synergies in relation to the acquisition, of Omega Pharma, which became the Branded CHC segment at the start of the second quarter of calendar year 2015, proceeding as planned and not being subject to any delays or additional costs over and above those expected to be incurred.

•	The forecast only includes those acquisitions closed or announced on or prior to June 27, 2015 and does not include any additional acquisitions, dispositions, partnerships, in-license transactions, or any changes to Perrigo’s existing capital structure or business model during calendar year 2015.

•	There will be no material share repurchases, or issuances, in determining weighted average number of diluted shares.

Factors outside the influence or control of the Perrigo Directors

•	There will be no changes in general trading conditions, economic conditions, competitive environment or levels of demand, in the countries in which Perrigo operates or trades which would materially affect Perrigo’s business.

•	There will be no business interruptions that materially affect Perrigo, its major suppliers or major customers by reason of technological faults, natural disasters, industrial disruption, civil disturbance or government action.

•	There will be no material changes in the price of raw materials, freight, energy, and labor costs from those used in the forecast.

•	There will be no material changes in exchange rates, interest rates, bases and rates of taxes, and legislative or regulatory requirements that would have a material impact on Perrigo.

•	There will be no material adverse events that affect Perrigo’s key products, including, competition from new generic variants, product recalls, product liability claims or discovery of previously unknown side effects.

Reports on Perrigo Profit Forecast:

The reports on the Perrigo Profit Forecast as required by Rule 28.3 of the Takeover Rules have been prepared by (i) Ernst & Young LLP and (ii) Morgan Stanley & Co. International plc. Copies of their respective reports have been mailed with this defense circular.

APPENDIX III

SOURCES OF INFORMATION AND BASES OF CALCULATION

1.	PROFIT FORECAST

Nothing in this ‘Sources of Information and Bases of Calculation’ section (other than the Profit Forecast) is intended to be a profit forecast or asset valuation and no statement in this ‘Sources of Information and Bases of Calculation’ section should be interpreted to mean that the earnings per Perrigo Share for the current or future financial periods will necessarily be greater than those for the relevant preceding financial period.

2.	SOURCES OF INFORMATION AND BASES OF CALCULATION

The relevant bases of calculation and sources of information are set out below and provided in the order in which the information appears in the document. Where such information is repeated in the document the underlying sources and bases are not repeated.

Unless otherwise stated in this document:

2.1.	All financial information relating to Perrigo has been extracted or derived (without any adjustments) from either the annual reports and accounts of Perrigo, other information made publicly available by Perrigo or the Profit Forecast set out in Appendix II of this Annex C.

2.2.	All financial information relating to Mylan has been extracted or derived (without any adjustments) from either the annual reports and accounts of Mylan or other information made publicly available by Mylan.

2.3.	All information regarding the Offer is sourced from the Offer Document and any other material made publicly available by Mylan.

2.4.	Any references to announcements and dates of announcements have been taken from public materials and press releases made by Perrigo and Mylan.

2.5.	Values stated throughout this document have been rounded and are stated to the given number of decimal places.

2.6.	The Profit Forecast is based on internal financial information of the Company and reported on in accordance with the Irish Takeover Rules.

2.7.	Any reference to dilution is to the effect of the Offer on Mylan shares.

3.	LETTER FROM THE PRESIDENT, CHIEF EXECUTIVE OFFICER AND CHAIRMAN

3.1.	The reference to “total shareholder return of 970% since 2007” indicates fiscal year 2007 period beginning June 30, 2006 to April 7, 2015, prior to Mylan’s Rule 2.4 announcement.

3.2.	The reference to “27 acquisitions with trailing twelve month net sales of more than $3.2 billion” is from Perrigo internal records.

3.3.	The reference to the expectations in the next three years and to realize an organic net sales CAGR goal of 5-10% is derived from Perrigo’s long term plan.

3.4.	The reference to the growing $30 billion European OTC market opportunity is sourced from IMS Health data, data provided in Nicholas Hall’s presentation at the OTC Insight 26th European Conference & Action Workshop and Perrigo internal information.

3.5.	The reference to more than $29 billion in future Rx-to-OTC switches is sourced from Wolters Kluwer Health data. Further details may be found in Perrigo’s investor presentation dated August 6, 2015 (slide 7).

3.6.	The reference to “substantial upside from M&A opportunities” is a belief of Perrigo.

3.7.	The reference to “additional upside from Tysabri®” is sourced from Perrigo’s investor presentation dated August 6, 2015 (slide 9) and slide 30 of Perrigo’s investor presentation dated April 21, 2015.

3.8.	The reference to consensus Wall Street estimates in the context of Mylan EPS dilution is sourced from Thomson Median Consensus Estimates and further details of double digit dilution may be found on Slide 18 of Perrigo’s investor presentation dated August 6, 2015.

3.9.	The reference to an “overly optimistic synergy target” is a belief statement of Perrigo. For additional references as to why more dilution would result from missed synergy targets, please see Perrigo’s announcement dated August 28, 2015 and footnote (iv) thereof.

3.10.	The reference to Abbott’s intentions regarding the Mylan stock it holds is sourced from a statement of the CEO of Abbott made on July 22, 2015 and Mylan’s Registration Statement on Form S-3 filed with the SEC on September 14, 2015. The reference to Teva’s intentions regarding the Mylan stock it holds is sourced from a Sanford Bernstein & Co. report by Ronny Gal, “Mylan: Is Perrigo Acquisition Smart? Will It Succeed? What is Fair Value for Stakeholder MYL? Our 2c on the Key Questions”, September 8, 2015.

3.11.	The reference to expected net sales growth profiles and historical average P/E multiples are sourced from Thomson Median Consensus EPS Estimates and share prices from Capital IQ. Three year averages are as of Mylan’s March 10, 2015 unaffected date, the day prior to a rumor regarding a potential Teva acquisition of Mylan and as of Perrigo’s April 7, 2015 unaffected date, the day prior to the public announcement of Mylan’s initial proposal for the acquisition of Perrigo.

3.12.	The reference to EpiPen® accounting for 13% of Mylan’s total 2014 revenues and at least 20% of Mylan’s adjusted EPS is sourced from EpiPen® 2014 sales information from EvaluatePharma, Mylan’s 2014 annual report on Form 10-K, filed with the SEC on March 2, 2015, a Bank of America Merrill Lynch equity research report on Mylan dated March 3, 2015, and pro forma financial statements in Mylan’s Current Report on Form 8-K, filed with the SEC on March 26, 2015.

3.13.	The reference to Established Pharmaceuticals Division assets is to the products acquired by Mylan from Abbott and the reference to it accounting for 21% of Mylan’s revenue and the rate of decline is sourced from Mylan’s Registration Statement on Form S-4/A filed with the SEC on December 23, 2014 and Mylan Inc.’s Current Report on Form 8-K, filed with the SEC on March 26, 2015. Please also see Slide 23 of Perrigo’s investor presentation dated August 6, 2015.

3.14.	The reference to Mylan destroying even more shareholder value and the reduction of the acceptance condition being a reckless act is a belief statement of Perrigo.

3.15.	The reference to credit watch negative by Moody’s is referable to Moody’s Report dated August 14, 2015 entitled “Mylan’s Lowered Acceptance Condition on Perrigo Offer is Credit Negative”. The reference to troubling corporate governance eroding Perrigo’s premium valuation is a belief statement of Perrigo as is the reference to Mylan having a track record of acting against the best interest of shareholders which belief is founded on, amongst other things, findings of an ISS Report dated March 25, 2014 and The Wall Street Journal article by Mark Maremont, “Director at Generic-Drug Giant Mylan Had Undisclosed Ties to Land Deal,” July 6, 2015.

3.16.	The threat to delist Perrigo’s shares is contained in Mylan’s Supplemental Proxy Statement dated August 20, 2015 as is the admission that such action exposes Perrigo and its directors to a threat of legal action under Irish law.

3.17.	The reference to destruction of approximately $14 billion in potential shareholder value is referable to the implied equity value of Teva’s potential offer price of $82.00 per Mylan share compared to the implied equity value of Mylan’s unaffected share price of $55.305 prior to rumors of Teva’s formulating an approach for Mylan.

3.18.	The reference to the 48% acquisition premium is referable to Teva’s potential offer price of $82.00 per Mylan share compared to Mylan’s unaffected share price of $55.305 prior to rumors of Teva formulating an approach for Mylan.

4.	ITEM 4: REASONS FOR RECOMMENDATION

(I)	The Offer substantially undervalues Perrigo’s standalone growth prospects

4.1.	The reference to Perrigo’s products having a significant competitive advantage is a belief statement of Perrigo and further information may be found on slide 15 of Perrigo’s investor presentation dated April 21, 2015.

4.2.	For further information as to why Perrigo’s leadership position is extremely difficult to replicate, please see slide 15 of Perrigo’s investor presentation dated April 21, 2015.

4.3.	The reference to Perrigo’s Rx segment pipeline representing approximately $3.5 billion in brand sales is sourced from Symphony Health, at WAC.

4.4.	The reference to Perrigo being a top five global OTC company by revenue is sourced from data provided in Nicholas Hall’s presentation at the OTC Insight 26th European Conference & Action Workshop.

4.5.	The reference to the anticipated synergies from the Omega Pharma acquisition is sourced from Perrigo’s press release dated March 30, 2015.

4.6.	For details of Omega Pharma’s market leading brands, please see slide 25 of Perrigo’s investor presentation dated April 21, 2015.

(II)	The Offer is value destructive and the purported benefits are illusory

4.7.	The reference to the Offer representing the “lowest unaffected premium of any biopharmaceutical transaction of more than $5 billion in aggregate value since the start of 2012” is sourced from transaction activity and transaction size information from Dealogic, unaffected shares prices from Capital IQ and transaction terms from company press releases. Where applicable, the equity component of an offer is based on the share price of the acquirer the day prior to announcement of the transaction.

4.8.	The reference to consensus net income estimates of Wall Street analysts is to Thomson Median Consensus Estimates and further details of double digit dilution may be found on Slide 18 of Perrigo’s investor presentation dated August 6, 2015.

(III)	Mylan’s business model creates significant financial risks and uncertainties for Perrigo shareholders

4.9.	The reference to a “slower-growth and riskier business” is a belief statement of Perrigo for the reasons set forth in that section (III).

4.10.	The reference to Wall Street Consensus forecasts for Mylan and Perrigo revenue and operating income is sourced from Thomson Median Consensus Estimates.

4.11.	The reference to historic three year average share price to adjusted next twelve months EPS multiples is sourced from Thomson Median Consensus EPS Estimates and share prices from Capital IQ. Three year averages are as of Mylan’s March 10, 2015 unaffected date, the day prior to a rumor regarding a potential Teva acquisition of Mylan and as of Perrigo’s April 7, 2015 unaffected date, the day prior to the public announcement of Mylan’s initial proposal for the acquisition of Perrigo.

4.12.	The reference to EpiPen® encountering generic competition in calendar 2015 is according to Teva. See for example, the Teva conference call held July 27, 2015.

4.13.	The reference to the FDA warning letter to a warning letter issued by the FDA to Mylan dated August 6, 2015

4.14.	The reference to “at least one media report” is to an Express Pharma article by Viveka Roychowdhury entitled, “Mylan’s One Quality Standard a long way off”, August 24, 2015.

(IV)	The acquisition will destroy even more shareholder value if Mylan does not acquire 80% of the Perrigo Ordinary Shares, an outcome that the Perrigo Board and Wall Street analysts believe is likely

4.15.	The Mylan quotations are sourced from its supplemental proxy statement dated August 20, 2015.

(V)	Mylan’s governance values undermine shareholders’ rights and would further erode Perrigo’s premium valuation

4.16.	The reference to a “corporate governance discount” is sourced from the ISS Report recommending a vote against the Mylan offer dated August 14, 2015.

4.17.	The reference to a third-party expert’s assessment is to Jeffrey Sonnenfeld, Senior Associate Dean for Executive Programs, Yale School of Management, on CNBC’s “Squawk Box”, September 9, 2015, stating that “there is basically no takeover premium for Mylan”.

4.18.	The reference to analyst reports indicating that Mylan management could not be “clearer” is to a Sanford Bernstein & Co. report by Ronny Gal, “Quick Take – Meeting with Mylan: Initial Impressions”, May 6, 2015.

4.19.	The reference to ISS giving Mylan the worst possible governance score is to ISS Quickscores for 2013 and 2014.

4.20.	The reference to ISS and Glass Lewis criticizing excessive compensation structures, one-off bonus payments and use of excise tax gross-ups for non-executive officers is to the ISS Proxy Advisory Report and Glass Lewis Proxy Paper for the Mylan Inc. 2014 annual meeting.

4.21.	The ISS reference to Mr. Coury’s cash retention bonus as a “pay for failure” package is to the ISS Proxy Advisory Report for the Mylan Inc. 2014 annual meeting.

4.22.	The recent criticism in high-profile media reports regarding related party transactions with Mylan’s lead independent director refers to The Wall Street Journal article by Mark Maremont entitled “Director at Generic-Drug Giant Mylan Had Undisclosed Ties to Land Deal”, July 6, 2015.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

PERRIGO COMPANY PLC

Date: September 17, 2015	By:	/s/ Joseph C. Papa
		Name:	Joseph C. Papa
		Title:	President, Chief Executive Officer and Chairman

1

EXHIBIT INDEX

(a)(1)	—	Press Release issued by Perrigo, dated September 17, 2015.*

(a)(2)	—	Investor Presentation, dated September 17, 2015.*

(a)(3)	—	Investor Materials, dated September 17, 2015.*

(a)(4)	—	Perrigo Employees FAQ, dated September 17, 2015.*

(a)(5)	—	Form of Letter to Business Partners, dated as of September 17, 2015.*

(a)(6)	—	Opinion of Morgan Stanley & Co. LLC, dated September 16, 2015 (included as Annex B to this Schedule 14D-9)

(e)(1)	—	Excerpts from the Company’s Preliminary Proxy Statement on Schedule 14A, dated and filed with the SEC on September 11, 2015.*

(e)(2)	—	Annual Incentive Plan, adopted November 4, 2008, incorporated by reference from Perrigo Company’s Proxy Statement for its 2008 Annual Meeting of Shareholders filed on October 1, 2008 (File No. 000-19725).

(e)(3)	—	2003 Long-Term Incentive Plan, effective October 29, 2003, as amended, incorporated by reference from the Appendix to Perrigo Company’s Proxy Statement for its 2003 Annual Meeting of Shareholders filed on September 26, 2003 (File No. 000-19725).

(e)(4)	—	Amendment to the 2003 Long-Term Incentive Plan, effective as of October 28, 2005, incorporated by reference from Exhibit 10(a) to Perrigo Company’s Current Report on Form 8-K filed on November 3, 2005 (File No. 000-19725).

(e)(5)	—	2003 Long-Term Incentive Plan, as amended as of February 7, 2007, incorporated by reference from Exhibit 10(a) to Perrigo Company’s Quarterly Report on Form 10-Q filed on May 8, 2007 (File No. 000-19725).

(e)(6)	—	2008 Long-Term Incentive Plan, adopted November 4, 2008, incorporated by reference from Exhibit 10(b) to Perrigo Company’s Quarterly Report on Form 10-Q filed on February 3, 2009 (File No. 000-19725).

(e)(7)	—	2013 Long-Term Incentive Plan, incorporated by reference from Annex J of the Company’s Registration Statement on Form S-4, as amended, filed on October 8, 2013 (File No. 333-190859).

(e)(8)	—	Amendment No. 1 to the 2013 Long-Term Incentive Plan, dated as of January 29, 2014, incorporated by reference from Exhibit 10.12 to the Company’s Quarterly Report on Form 10-Q filed on February 6, 2014 (File No. 333-190859).

(e)(9)	—	Nonqualified Deferred Compensation Plan, as amended as of October 10, 2007 and effective January 1, 2007, incorporated by reference from Exhibit 10.1 to Perrigo Company’s Current Report on Form 8-K filed on October 11, 2007 (File No. 000-19725).

(e)(10)	—	Amendment One, dated December 3, 2009, to the Nonqualified Deferred Compensation Plan, incorporated by reference from Exhibit 10.14 to the Company’s Annual Report on Form 10-K filed on August 14, 2015 (File No. 001-36353).

(e)(11)	—	Amendment Two, dated as of October 10, 2012, to the Nonqualified Deferred Compensation Plan, incorporated by reference from Exhibit 10.1 to Perrigo Company’s Quarterly Report on Form 10-Q filed on February 1, 2013 (File No. 000-19725).

(e)(12)	—	Amendment Three to the Nonqualified Deferred Compensation Plan, dated as of November 13, 2013, incorporated by reference from Exhibit 10.9 to the Company’s Quarterly Report on Form 10-Q filed on February 6, 2014 (File No. 333-190859).

(e)(13)	—	Amendment Four to the Nonqualified Deferred Compensation Plan, dated as of January 31, 2014, incorporated by reference from Exhibit 10.13 to the Company’s Quarterly Report on Form 10-Q filed on February 6, 2014 (File No. 333-190859).

(e)(14)	—	Forms of Non-Qualified Stock Option Agreement pursuant to Perrigo Company’s 2008 Long-Term Incentive Plan, incorporated by reference from Exhibit 10.49 to Perrigo Company’s Annual Report on Form 10-K filed on August 18, 2009 (File No. 000-19725).

(e)(15)	—	Form of Non-Qualified Stock Option Agreement, incorporated by reference from Exhibit 10(a) to Perrigo Company’s Quarterly Report on Form 10-Q filed on February 2, 2005 (File No. 000-19725).

(e)(16)	—	Forms of Non-Qualified Stock Option Agreement pursuant to Perrigo Company’s 2008 Long-Term Incentive Plan, incorporated by reference from Exhibit 10(c) to Perrigo Company’s Quarterly Report on Form 10-Q filed on February 3, 2009 (File No. 000-19725).

(e)(17)	—	Form of Long-Term Incentive Award Agreement, incorporated by reference from Exhibit 10.1 to Perrigo Company’s Current Report on Form 8-K filed on August 22, 2006 (File No. 000-19725).

(e)(18)	—	Form of Long-Term Incentive Award Agreement, incorporated by reference from Exhibit 10(a) to Perrigo Company’s Quarterly Report on Form 10-Q filed on February 1, 2007 (File No. 000-19725).

(e)(19)	—	Form of Long-Term Incentive Award Agreement under Perrigo Company’s 2003 Long-Term Incentive Plan, incorporated by reference from Exhibit 10(d) to Perrigo Company’s Quarterly Report on Form 10-Q filed on May 8, 2007 (File No. 000-19725).

(e)(20)	—	Form of 2006 Long-Term Incentive Award Agreement, for Approved Section 102 Awards under Perrigo Company’s 2003 Long-Term Incentive Plan, incorporated by reference from Exhibit 10(f) to Perrigo Company’s Quarterly Report on Form 10-Q filed on May 8, 2007 (File No. 000-19725).

(e)(21)	—	Form of 2006 Long-Term Incentive Award Agreement under Perrigo Company’s 2003 Long-Term Incentive Plan, incorporated by reference from Exhibit 10(g) to Perrigo Company’s Quarterly Report on Form 10-Q filed on May 8, 2007 (File No. 000-19725).

(e)(22)	—	Forms of Restricted Stock Unit Award Agreement pursuant to Perrigo Company’s 2008 Long-Term Incentive Plan, incorporated by reference from Exhibit 10.50 to Perrigo Company’s Annual Report on Form 10-K filed on August 18, 2009 (File No. 000-19725).

(e)(23)	—	Forms of Restricted Stock Unit Award Agreement pursuant to Perrigo Company’s 2008 Long-Term Incentive Plan, incorporated by reference from Exhibit 10.52 to Perrigo Company’s Annual Report on Form 10-K filed on August 16, 2011 (File No. 000-19725).

(e)(24)	—	Forms of Grant Agreement under the 2013 Long-Term Incentive Plan, incorporated by reference from Exhibit 10.9 to the Company’s Quarterly Report on Form 10-Q filed on February 6, 2014.

(e)(25)	—	Employment Agreement, dated as of September 8, 2006, by and between Perrigo Company and Joseph C. Papa, incorporated by reference from Exhibit 10.1 to Perrigo Company’s Current Report on Form 8-K, filed on September 12, 2006 (File No. 000-19725).

(e)(26)	—	Employment Agreement, dated as of November 14, 2004, by and between Perrigo Company, Agis Industries (1983) Ltd. and Sharon Kochan, incorporated by reference from Exhibit 10(xx) to Perrigo Company’s Annual Report on Form 10-K filed on August 18, 2008 (File No. 000-19725).

(e)(27)	—	Amendment to Employment Agreement, dated as of March 17, 2005, by and between Perrigo Company, Agis Industries (1983) Ltd. and Sharon Kochan, incorporated by reference from Exhibit 10(yy) to Perrigo Company’s Annual Report on Form 10-K filed on August 18, 2008 (File No. 000-19725).

(e)(28)	—	Addendum to Employment Agreement between Sharon Kochan, Perrigo Company and Agis Industries (1983) Ltd., dated as of July 16, 2007, by and between Perrigo Company and Sharon Kochan, incorporated by reference from Exhibit 10(zz) to Perrigo Company’s Annual Report on Form 10-K filed on August 18, 2008 (File No. 000-19725).

(e)(29)	—	Form of Perrigo Company plc Director Indemnity Agreement, incorporated by reference from Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on December 19, 2013 (File No. 333-190859).

(e)(30)	—	Form of Perrigo Company plc Officer Indemnity Agreement, incorporated by reference from Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on December 19, 2013 (File No. 333-190859).

(e)(31)	—	Form of Perrigo Company Indemnity Agreement, incorporated by reference from Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on December 19, 2013 (File No. 333-190859).

(e)(32)	—	Perrigo Company U.S. Severance Policy, incorporated by reference from Exhibit 10.3 of Perrigo Company’s Current Report on Form 8-K filed on November 18, 2013 (File No. 001-09689).

(e)(33)	—	Amendment No. 1 to the Annual Incentive Plan, effective as of June 22, 2015, incorporated by reference from Exhibit 10.10 to the Company’s Annual Report on Form 10-K filed on August 13, 2015 (File No. 001-36353).

(e)(34)	—	Amendment No. 2 to the Long-Term Incentive Plan, effective as of July 9, 2015, incorporated by reference from Exhibit 10.17 to the Company’s Annual Report on Form 10-K filed on August 13, 2015 (File No. 001-36353).

*	Filed herewith